Exhibit 99.3

LOAN AGREEMENT and Guaranty

THIS LOAN AGREEMENT AND GUARANTY is made and dated as of August 15, 2022 and is entered into by and between ADC Therapeutics SA, a company formed under the laws of Switzerland (the “Borrower”), ADC Therapeutics America, Inc., a Delaware corporation (“ADC USA”), ADC Therapeutics (UK) Limited, a company incorporated in England and Wales with registered number 09353055 whose registered address is 4th Floor Reading Bridge House, George Street, Reading, Berkshire, RG1 8LS, UK (“ADC UK”), and each of the Borrower’s other Subsidiaries that delivers a Joinder Agreement pursuant to Section 7.13 of the Agreement (together with ADC USA and ADC UK, collectively referred to as the “Guarantors” and each, a “Guarantor”), the several banks and other financial institutions or entities from time to time parties to this Agreement (collectively, referred to as “Lender”) and Owl Rock Opportunistic Master Fund I, L.P., a New York limited partnership, in its capacity as administrative agent and collateral agent for itself and the Lender (in such capacity, the “Agent”).

RECITALS

A.       The Borrower has requested Lender to make available to the Borrower loans in an aggregate principal amount of up to $175,000,000.00 (the “Term Loan”); and

B.       Lender is willing to make the Term Loan on the terms and conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, each Loan Party, Agent and Lender agree as follows:

SECTION 1. DEFINITIONS AND RULES OF CONSTRUCTION

1.1        Unless otherwise defined herein, the following capitalized terms shall have the following meanings:

“10 Non-Bank Rule” means the rule that the aggregate number of Lenders under this Agreement which are not Swiss Qualifying Banks must not at any time exceed ten (10), all in accordance with the meaning of the Guidelines or legislation or explanatory notes addressing the same issues that are in force at such time.

“20 Non-Bank Rule” means the rule that the aggregate number of creditors (including the Lenders), other than Swiss Qualifying Banks, of the Swiss Obligors under all its outstanding debts relevant for classification as debenture (Kassenobligation) must not at any time exceed twenty (20), all in accordance with the meaning of the Guidelines or legislation or explanatory notes addressing the same issues that are in force at such time.

“ABR” means, for any day, a rate per annum equal to the highest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Rate in effect on such day plus 0.50% and

(c) Adjusted Term SOFR for a one-month tenor in effect on such day plus 1.00%. Any change in the ABR due to a change in the Prime Rate, the Federal Funds Rate or Adjusted Term SOFR shall be effective from and including the effective date of such change in the Prime Rate, the Federal Funds Rate or Adjusted Term SOFR, respectively.

“ABR Loan” means a Term Loan that bears interest based on the ABR.

“ABR Term SOFR Determination Day” has the meaning specified in the definition of “Term SOFR”.

“Account Control Agreement(s)” means any agreement entered into by and among the Agent, any Loan Party and a third party bank or other institution (including a Securities Intermediary) in which any Loan Party maintains a Deposit Account, Securities Account or Commodity Account in the United States and pursuant to which the Agent obtains control (within the meaning of the UCC) over such Deposit Account, Securities Account or Commodity Account, or in the case of a jurisdiction outside of the United States, one or more agreements, notices or instruments in form and substance reasonably satisfactory to the Agent, granting the Agent a first-priority perfected security interest in such Deposit Account, Securities Account or Commodity Account, as applicable.

“Acquisition” means any transaction or series of related transactions for the purpose of or resulting, directly or indirectly, in (a) the acquisition of all or substantially all of the assets of a Person, or of any business, line of business or division or other unit of operation of a Person, (b) the acquisition of fifty percent (50%) or more of the Equity Interests of any Person, whether or not involving a merger, consolidation or similar transaction with such other Person, or otherwise causing any Person to become a Subsidiary of Borrower, or (c) the acquisition of, or in-licensing of the right to use, make, have made, import, export, develop, sell or offer for sale, any product, product line or Intellectual Property of or from any other Person, other than an Excluded In-Licensing Agreement.

“ADCT-601” means any product that constitutes, incorporates, comprises, or contains mipasetamab uzoptirine, internally known as ADCT-601 as of the date of this Agreement, whether or not as the sole active ingredient, in all forms, presentations, and formulations (including manner of delivery and dosage).

“ADCT-701” means any product that constitutes, incorporates, comprises, or contains a humanized monoclonal antibody (HuBa-1-3D) directed against human DLK-1, internally known as ADCT-701 as of the date of this Agreement, whether or not as the sole active ingredient, in all forms, presentations, and formulations (including manner of delivery and dosage.

“Adjusted Term SOFR” means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR for such calculation plus (b) the Term SOFR Adjustment; provided that if Adjusted Term SOFR as so determined shall ever be less than the Floor, then Adjusted Term SOFR shall be deemed to be the Floor.

“Advance Date” means the funding date of any Term Loan Advance.

“Advance Request” means a written request for a Term Loan Advance submitted by the Borrower to Agent in substantially the form attached hereto as Exhibit A, which account numbers shall be redacted for security purposes if and when filed publicly.

“Affiliate” means with respect to any Person any other Person that directly or indirectly controls, is controlled by, or is under common control with such Person in question. As used in the definition of “Affiliate”, the term “control” means the possession, directly or indirectly, the power to either (x) vote 10% or more of the outstanding voting securities of another Person or (y) direct or cause the direction of the management and policies of another Person, whether through ownership of voting securities, by contract or otherwise.

“Affiliated Lender” means any Affiliate of the Borrower or any of its Subsidiaries (other than a natural Person, or a holding company, investment vehicle or trust for or owned and operated for the primary benefit of a natural Person, or the Borrower and its Subsidiaries).

“Agent” has the meaning given to it in the preamble to this Agreement.

“Agency Fee Letter” means the Agency Fee Letter, dated the date of this Agreement, among the Borrower, the Lenders and the Agent.

“Agreed Security Principles” means the principles set out in Exhibit G.

“Agreement” means this Loan Agreement and Guaranty, as amended from time to time.

“Allocable Amount” has the meaning given to it in Section 12.8(b).

“Anti-Terrorism Laws” means any laws, rules, regulations or orders relating to terrorism or money laundering, including without limitation Executive Order No. 13224 (effective September 24, 2001), the USA PATRIOT Act, the laws comprising or implementing the Bank Secrecy Act, and the laws administered by OFAC.

“Applicable Margin” means, for any day, as to any SOFR Loan or ABR Loan, as the case may be, the applicable percentages per annum set forth below:

Date	SOFR Loans	ABR Loans
From the Closing Date to and including the fifth anniversary of the Closing Date	7.50%	6.50%
Thereafter	9.25%	8.25%

“Arranger Fee Letter” means the Arranger Fee Letter, dated the date of this Agreement, between the Borrower and Owl Rock Capital Private Fund Advisors LLC.

“Article 55 BRRD” means Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms.

“Asset Sale” has the meaning given to it in Section 7.8.

“Assignee” has the meaning given to it in Section 11.14.

“Authorized Officer” means, with respect to any Person, the chief executive officer, the president, the chief financial officer, director or any executive or senior vice president of such Person, or any other officer of such Person duly authorized by the Board of Directors (or duly authorized committee thereof) to act in respect of matters relating to this Agreement.

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 2.13(d).

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers.

“Bail-In Legislation” means:

(i)       in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 BRRD, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time;

(ii)       in relation to the UK, the UK Bail-In Legislation; and

(iii)       in relation to any state other than such an EEA Member Country and the UK, any analogous law or regulation from time to time which requires contractual recognition of any Write-Down and Conversion Powers contained in that law or regulation.

“Benchmark” means, initially, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 2.13(a).

“Benchmark Replacement” means, with respect to any Benchmark Transition Event, the sum of: (a) the alternate benchmark rate that has been selected by the Agent and the

Borrower giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for Dollar-denominated syndicated credit facilities at such time and (b) the related Benchmark Replacement Adjustment; provided that, if such Benchmark Replacement as so determined would be less than the Floor, such Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Agent and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for similar Dollar-denominated credit facilities at such time.

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(a)       in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b)       in the case of clause (c) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a)       a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b)       a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c)       a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Start Date” means, in the case of a Benchmark Transition Event, the earlier of (a) the applicable Benchmark Replacement Date and (b) if such Benchmark Transition Event is a public statement or publication of information of a prospective event, the 90th day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than 90 days after such statement or publication, the date of such statement or publication).

“Benchmark Unavailability Period” means, the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.13 and (b) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.13.

“Blocked Person” means any Person: (a) listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224, (b) a Person owned or controlled by, or acting for or on behalf of, any Person that is listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224, (c) a Person with which any Lender is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law, (d) a Person that commits, threatens or conspires to commit or supports “terrorism” as defined in Executive Order No. 13224, or (e) a Person that is named a “specially designated national” or “blocked person” on the most current list published by OFAC or other similar list.

“Board of Directors” means, with respect to any Person, the board of directors or equivalent management or oversight body of such Person or any committee thereof authorized to act on behalf of such board (or equivalent body).

“Borrower IP” means any and all Intellectual Property that is owned or in-licensed by a Loan Party or a Subsidiary.

“Borrower Products” means any and all products or services that any Loan Party or Subsidiary has tested, developed, manufactured, distributed, promoted, advertised, marketed, exported, imported, commercialized or sold, or is testing, developing, manufacturing, commercializing, distributing, promoting, advertising, marketing, importing, exporting or selling, including without limitation and any product or service candidates under preclinical or clinical development by any Loan Party or Subsidiary. Notwithstanding the foregoing, or anything herein to the contrary, “Borrower Products” shall include, without limitation, ZYNLONTA, Cami, ADCT-601 and ADCT-701.

“Business Day” means any day other than Saturday, Sunday and any other day on which banking institutions in the State of New York are closed for business.

“Cami” means any product that constitutes, incorporates, comprises, or contains camidanlumab tesirine, whether or not as the sole active ingredient, in all forms, presentations, and formulations (including manner of delivery and dosage).

“Cash” means all cash and Cash Equivalents.

“Cash Equivalents” are (a) marketable direct obligations issued or unconditionally guaranteed by the United States or any agency or any State thereof having maturities of not more than one (1) year from the date of acquisition and having a rating of at least A-1 or P-1 from either Standard & Poor’s Corporation or Moody’s Investors Services; (b) commercial paper maturing no more than one (1) year after its creation and currently having a rating of at least A-1 or P-1 from either Standard & Poor’s Corporation or Moody’s Investors Service, (c) certificates of deposit maturing no more than one (1) year after issue and issued or accepted by any Lender or by any commercial bank organized under the laws of the United States or any state thereof or the District of Columbia that (i) is at least “adequately capitalized” (as defined in the regulations of its primary federal banking regulator), and (ii) has Tier 1 capital (as defined in such regulations) of not less than $100,000,000; (d) any money market or similar fund that (i) has substantially all of its assets invested continuously in the types of investments referred to in clauses (a) through (c) above, (ii) has net assets of not less than $500,000,000, and (iii) has the highest rating obtainable from either Standard & Poor’s Corporation or Moody’s Investors Service; and (e) in the case of investments by any Loan Party that is not organized under the laws of any state of the United States or the

District of Columbia that are made in a country outside the United States of America, Cash Equivalents shall also include (i) investments of the type and maturity described in clauses (a) through (d) above of obligors in the UK, any member state of the European Economic Area or the European Union, which investments or obligors have ratings, described in such clauses or equivalent ratings from comparable foreign rating agencies.

“Casualty Event” means the involuntary loss, damage or destruction of property, foreclosure, casualty or any involuntary condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, or confiscation or requisition of use, as the case may be, of property of the Borrower, any other Loan Party or any of their Subsidiaries.

“Change in Control” means (a) any reorganization, recapitalization, consolidation, amalgamation, merger or other transaction (or series of related transactions) in which any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, except that a person or group shall be deemed to have “beneficial ownership” of all securities that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time (such right, an “option right”)), directly or indirectly, of shares representing more than thirty-five percent (35%) of the voting power of and more than thirty-five percent (35%) of the economic interest, in each case on a fully-diluted basis, in the Borrower or the surviving entity of such transaction or series of related transactions, in each case without regard to whether the Borrower is the surviving entity (and taking into account all such securities that such person or group has the right to acquire pursuant to any option right), (b) the Borrower ceases to own, directly or indirectly, one hundred percent (100%) of the Equity Interests of each Subsidiary, (c) any Loan Party ceases to own one-hundred percent (100%) of the Equity Interests of any other Loan Party that it directly owns as of the Closing Date and (d) any “Change of Control” as defined in the HealthCare Royalty Agreement. Notwithstanding the foregoing, a merger, amalgamation or consolidation (in each case, unless resulting in an Event of Default) of a Loan Party (other than the Borrower) into another Loan Party, shall not constitute a Change in Control; provided that the surviving entity in such merger, amalgamation or consolidation shall continue to be a Loan Party under this Agreement.

For the avoidance of doubt, and notwithstanding the preceding clauses or any provision of Section 13d-3 of the Securities Exchange Act of 1934, a “person” or “group” shall be deemed not to beneficially own securities subject to a stock or asset purchase agreement, merger agreement, option agreement, warrant agreement or similar agreement (or voting or option or similar agreement related thereto) until the consummation of the acquisition of such securities in connection with the transactions contemplated by such agreement.

“Change in Law” means the occurrence after the Closing Date or, with respect to any Lender, such later date on which such Lender becomes a party to this Agreement of (a) the adoption of any law, rule or regulation or treaty, (b) any change in any law, rule or regulation or treaty or in the administration, interpretation or application thereof by any Governmental Authority or (c) compliance by any Lender with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after such date, provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and

Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.

“CHF” means the legal currency of Switzerland.

“Claims” has the meaning given to it in Section 11.11.

“Closing Date” means the date of this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral” has the meaning given to it in the Security Agreement.

“Commodity Account” means any “commodity account” as such term is defined in the UCC.

“Common Shares” means the common shares, par value CHF 0.08 per share, of the Borrower.

“Compliance Certificate” means a certificate of an Authorized Officer of the Borrower, is substantially the form attached hereto as Exhibit E, or such other form as is acceptable to the Agent.

“Confidential Information” has the meaning given to it in Section 11.13.

“Conforming Changes” means, with respect to either the use or administration of Term SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “ABR,” the definition of “Business Day,” the definition of “U.S. Government Securities Business Day,” the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of Section 2.13 and other technical, administrative or operational matters) that the Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Agent in a manner substantially consistent with market practice (or, if the Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Contingent Obligation” means, as applied to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to (i) any Indebtedness, lease,

dividend, letter of credit, bank guarantee or other obligation of another, including any such obligation directly or indirectly guaranteed, endorsed, co-made or discounted or sold with recourse by that Person, or in respect of which that Person is otherwise directly or indirectly liable and (ii) any obligations with respect to undrawn letters of credit, bank guarantee, corporate credit cards or merchant services issued for the account of that Person; provided, however, that the term “Contingent Obligation” shall not include endorsements for collection or deposit in the ordinary course of business. The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determined amount of the primary obligation in respect of which such Contingent Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by such Person in good faith; provided, however, that such amount shall not in any event exceed the maximum amount of the obligations under the guarantee or other support arrangement.

“Copyright License” means any written agreement pursuant to which (i) any Loan Party or Subsidiary is granted a right to use any Copyright owned or controlled by a third party or (ii) any Loan Party or Subsidiary grants a third party a right to use any Copyright owned or controlled by such Loan Party or Subsidiary, in each case of (i) and (ii), as may be amended from time to time.

“Copyrights” means all published and unpublished works of authorship whether or not copyrightable, and all copyrights therein or thereto, whether registered or unregistered, including those held pursuant to the laws of the U.S., the UK, Switzerland or of any other country, which shall include software.

“Debenture” means that certain English law governed debenture over all of the assets (both present and future) of ADC UK, dated on or around the date hereof, between ADC UK, the Borrower and the Agent.

“Debt Fund Affiliate” means an Affiliated Lender that is a bona fide debt fund or an investment vehicle that is primarily engaged in making, purchasing, holding or otherwise investing in commercial loans, bonds and similar extensions of credit in the ordinary course of its business and with respect to which none of the Borrower, its Subsidiaries or any Affiliate of the Borrower or its Subsidiaries makes investment decisions or has the power, directly or indirectly, to direct or cause the direction of such Affiliated Lender’s investment decisions.

“Default” means any Event of Default and any event that, upon the giving of notice, the lapse of time or both, would constitute an Event of Default.

“Delayed Draw Term Loan Commitment” means, as to any Lender, the obligation of such Lender, if any, to make a Term Loan Advance consisting of Delayed Draw Term Loans to the Borrower during the Delayed Draw Availability Period in a principal amount not to exceed the amount set forth under the heading “Delayed Draw Term Loan Commitment” opposite such Lender’s name on Schedule 1.1 attached hereto.

“Delayed Draw Term Loans” means, as to any Lender, the Term Loan made to the Borrower hereunder in respect of such Lender’s Delayed Draw Term Commitment.

“Delayed Draw Termination Date” has the meaning given to it in Section 2.2(a)(iii).

“Deposit Accounts” means any “deposit account,” as such term is defined in the UCC, and includes any checking account, savings account, or certificate of deposit wherever located.

“Disclosure Letter” means that certain letter, dated the date hereof, delivered by the Borrower to Agent.

“Disqualified Equity Interests” means, with respect to any Person, any Equity Interest of such Person that, by its terms (or by the terms of any security or other Equity Interest into which it is convertible or for which it is exchangeable), or upon the happening of any event or condition (i) matures (excluding any maturity as the result of an optional redemption by the issuer thereof) or is mandatorily redeemable (other than solely for (x) Qualified Equity Interests and (y) cash in lieu of fractional shares), including pursuant to a sinking fund obligation or otherwise, (ii) is redeemable at the option of the holder thereof (other than solely for (x) Qualified Equity Interests and (y) cash in lieu of fractional shares), in whole or in part, (iii) provides for the scheduled payments of dividends or other distributions in cash (other than the payment of cash in lieu of redemption of fractional shares) or other securities that would constitute Disqualified Equity Interests, or (iv) is or becomes convertible into or exchangeable for (unless at the sole option of the issuer thereof) Indebtedness or any other Equity Interests that would constitute Disqualified Equity Interests, in each case, prior to the date that is 180 days after the Term Loan Maturity Date; provided, that, any Equity Interests that would not constitute Disqualified Equity Interests but for provisions thereof giving holders thereof (or the holders of any security into or for which such Equity Interests are convertible, exchangeable or exercisable) the right to require the issuer thereof to redeem or repurchase such Equity Interests upon the occurrence of a change in control occurring prior to the 180th day after the Term Loan Maturity Date shall not constitute Disqualified Equity Interests if such Equity Interests provide, to the satisfaction of the Required Lenders in their sole discretion, that the issuer thereof will not redeem or repurchase any such Equity Interests pursuant to such provisions prior to the payment in full of all Secured Obligations (other than contingent indemnification obligations for which no claim has been asserted) under the Loan Documents; provided, further, that, if such Equity Interests are issued pursuant to a plan for the benefit of employees of the Borrower or any Subsidiary or by any such plan to such employees, such Equity Interests shall not constitute Disqualified Equity Interests solely because such employee may deliver such Equity Interests to the Borrower and its Subsidiaries (or the Borrower or such Subsidiary withholds such Equity Interests) in satisfaction of any exercise price or tax withholding obligations with respect to such Equity Interests.

“Division” has the meaning set forth in Section 1.4.

“Dollars” means the lawful currency of the United States.

“EEA Member Country” means any member state of the European Union, Iceland, Liechtenstein and Norway.

“Eligible Market” means each of (a) the New York Stock Exchange and (b) the NASDAQ Stock Market.

“Employee Benefit Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA.

“English Loan Party” means any Loan Party incorporated under the laws of England and Wales.

“Environmental Laws” means all applicable laws and authorizations relating to (a) pollution or protection of the environment, (b) any Hazardous Materials activity, or (c) occupational safety and health, industrial hygiene (as they relate to exposure to Hazardous Materials), or the protection of human health or welfare from exposure to Hazardous Materials.

“Equity Interests” means, with respect to any Person, the capital stock, partnership or limited liability company interest, or other equity securities or equity ownership interests of such Person (including the units or shares in any trust); but excluding, for the avoidance of doubt, Indebtedness that is convertible into or otherwise exchangeable for, Equity Interests.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, collectively, any Loan Party, any Subsidiary of a Loan Party, and any Person under common control or treated as a single employer with, any Loan Party or any Subsidiary of a Loan Party, within the meaning of Section 414(b) or (c) of the Code, and solely with respect to Section 412 of the Code (and other provisions of the Code significantly related thereto (e.g., Sections 430 through 436 of the Code)), under Section 414(m) or (o) of the Code.

“ERISA Event” means any of the following: (a) a “reportable event” described in Section 4043 of ERISA (or, unless the thirty (30)-day notice requirement has been duly waived under the applicable regulations) with respect to a Title IV Plan; (b) the withdrawal of any ERISA Affiliate from a Title IV Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer, has the meaning set forth in Section 4001(a)(2) of ERISA; (c) the complete or partial withdrawal of any ERISA Affiliate from any Multiemployer Plan; (d) with respect to any Multiemployer Plan, the filing of a notice of insolvency or termination, or treatment of a plan amendment as termination, under Section 4041A of ERISA; (e) the filing of a notice of intent to terminate a Title IV Plan, or treatment of a plan amendment as termination, under Section 4041 of ERISA; (f) the institution of proceedings to terminate a Title IV Plan or Multiemployer Plan by the PBGC; (g) the failure by any ERISA Affiliate to make any required contribution to any Title IV Plan or Multiemployer Plan when due; (h) the imposition of a Lien under Section 412 or 430(k) of the Code or Section 303(k) or 4068 of ERISA on any property (or rights to property, whether real or personal) of any ERISA Affiliate; (i) the failure of an Employee Benefit Plan or any trust thereunder intended to qualify for tax exempt status under Section 401 or 501 of the Code or other applicable law to qualify thereunder; (j) a Title IV plan is in “at risk” status within the meaning of Section 430(i) of the Code; (k) a Multiemployer Plan is in “endangered status” or “critical status”

within the meaning of Section 432(b) of the Code; or (l) any other event or conditions that constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, and Title IV Plan or Multiemployer Plan or for the imposition of any liability upon any ERISA Affiliate under Title IV of ERISA other than for contributions to Title IV Plans and Multiemployer Plans in the ordinary course and PBGC premiums due but not delinquent.

“EU Bail-In Legislation Schedule” means the document described as such and published by the Loan Market Association (or any successor person), from time to time.

“Event of Default” has the meaning given to it in Section 9.

“Excluded Accounts” means (i) any Deposit Account that is used solely as a payroll account for the employees of any Loan Party or any of its Subsidiaries in aggregate amount not to exceed the greater of (x) the aggregate amount needed to fund payroll for the then-next one and one-half (1.5) payroll cycles and (y) $3,000,000; (ii)(x) Deposit Accounts used exclusively as withholding tax and fiduciary accounts and (y) any blocked rent deposit account created in connection with a rental contract of the Loan Parties to the extent such Loan Party’s access to such account or funds therein is blocked or otherwise restricted by operation of applicable Swiss law, (iii) escrow accounts, Deposit Accounts and trust accounts, in each case holding assets that are pledged or otherwise encumbered pursuant to clause (vi) of the definition of Permitted Liens (but only to the extent required to be excluded pursuant to the underlying documents entered into in connection with such Permitted Liens in the ordinary course of business); (iv) accounts containing no (zero) balance; (v) the “Lockbox Account” as defined in the HealthCare Royalty Agreement and (vi) any other Deposit Accounts that would otherwise be subject to the Account Control Agreement requirement under Section 7.12 holding in the aggregate no more than $1,000,000.

“Excluded Assets” has the meaning given to it in the Security Agreement.

“Excluded In-Licensing Agreements” means any inbound License, or any other agreement pursuant to which a Person grants a Loan Party or any Subsidiary any rights or license (i) to use any commercially available “off the shelf” software, (ii) under any Intellectual Property on a non-exclusive basis in the ordinary course of business or (iii) where such License or other agreement is granted by a Loan Party or any Subsidiary to any other Loan Party or, subject to Section 7.8(b), any other Subsidiary.

“Excluded Out-Licensing Agreements” means any Out-Licensing Agreement that includes Borrower IP solely and exclusively related to (a) ZYNLONTA in any field in any territory, and/or (b) Cami in any field outside of the U.S., in each case of (a) and (b), including any amendments thereto with the written consent of the Required Lenders, solely as set forth in Schedule 1D to the Disclosure Letter as of the Closing Date, as may be updated from time to time by the Loan Parties with the written consent of the Required Lenders.

“Excluded Subsidiary” shall mean (a) ADC Therapeutics (NL) B.V. (“ADC NL”) through and including the date that is the earlier to occur of (i) the date on which ADC NL is dissolved so long as ADC NL does not hold any Cash; provided that from and after the date that is 9 months after the Closing Date, the Borrower shall diligently initiate the dissolution of ADC

NL; provided further that (x) from and after the date that is 10 months after the Closing Date and for each month thereafter, if ADC NL is not yet dissolved as of such date, the Borrower shall provide the Agent with a written status update of progress of dissolution in reasonable detail and (y) if on the date that is 12 months after the Closing Date ADC NL is not yet dissolved as of such date, the Borrower shall provide the Agent with an explanation of the reasons therefor in reasonable detail reasonably acceptable to the Required Lenders; and (ii) five Business Days after the date that ADC NL acquires any assets, property, Indebtedness or other liabilities or obligations other than its assets, property Indebtedness, liabilities and other obligations as of the Closing Date and (b) any other Subsidiary with respect to which, in the reasonable judgment of the Required Lenders the burden or cost (including any adverse tax consequences) of providing the guarantee shall outweigh the benefits to be obtained by the Lenders therefrom.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Lender or Agent or required to be withheld or deducted from a payment to a Lender or Agent, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Lender or Agent being organized under the laws of or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) Taxes attributable to such Lender or Agent’s failure to comply with Section 2.11(g), and (c) any withholding Taxes imposed under FATCA.

“Exit Fee” has the meaning set forth in the Fee Letter.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreement entered into pursuant to Section 1471(b)(1) of the Code and any law, regulation, rule, promulgation or official agreement implementing an official intergovernmental agreement, treaty or convention among Governmental Authorities with respect to the foregoing.

“FDA” means the United States Food and Drug Administration, or any successor thereto.

“FDCA” means the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 301 et seq., as amended from time to time, and the rules and regulations promulgated thereunder.

“Federal Funds Rate” means, for any day, the greater of (a) the rate calculated by the Federal Reserve Bank of New York based on such day’s Federal funds transactions by depositary institutions (as determined in such manner as the Federal Reserve Bank of New York shall set forth on its public website from time to time) and published on the next succeeding Business Day by the Federal Reserve Bank of New York as the Federal funds effective rate and (b) 0%.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System of the United States.

“Fee Letter” means the Fee Letter, dated the date of this Agreement, among the Borrower, the Lenders party thereto and the Agent.

“Financial Statements” has the meaning given to it in Section 7.1.

“Floor” means a rate of interest equal to 1.00%.

“General Permission Conditions” means, in respect of any License, agreement, transaction or other arrangement (in any case, an “Arrangement”), that such Arrangement is entered into after the Closing Date at a time when no Default or Event of Default has occurred and is continuing (or would result after giving effect to or consummating such Arrangement) and is (or is pursuant to) an arm’s length transaction (or is more favorable to such Loan Party or such Subsidiary, as applicable, that is party thereto than an arm’s length transaction) and, with respect to any such Arrangement entered into, or materially amended or changed (including to cover any additional Borrower Products, property or assets (or to extend the term thereof except to the extent of any automatic term renewals contemplated under such Arrangement as of the date of entry into such Arrangement)): (i) the Borrower has in good faith determined that such Arrangement (including the terms thereof) is in the best interests (financial and otherwise) of the Loan Parties; (ii) no License or other agreement relating to such Arrangement shall contain an anti-assignment/transfer provision preventing the assignment or transfer of such Loan Party’s rights under any such agreement to the Agent (or any future assignee or transferee (or potential assignee or transferee) thereof) and the Agent receives a first-priority perfected security interest in such Loan Party’s rights therein (subject to Permitted Liens), (iii) such Arrangement shall be entered into in good faith by the applicable Loan Party (or Loan Parties) and shall not be entered into for the purpose of impairing or adversely affecting the security interest of the Agent on the Collateral; (iv) all consideration and other payments received by any of the Loan Parties in connection with such Arrangement shall be solely in the form of Cash or such other forms as the applicable Loan Party determines are beneficial to the Loan Parties in their reasonable business judgment; and (v) any and all Cash, royalties, other assets and proceeds or rights received or provided to such Loan Party or any other Person from such Arrangement shall be part of the (and constitute) Collateral, and the Agent shall have a first priority, perfected security interest and Lien thereon at all times, subject to Permitted Liens and the Agreed Security Principles.

“Good Manufacturing Practices” means current good manufacturing practices, as set forth in 21 C.F.R. Parts 210, 211, 600 and any comparable foreign requirements.

“Governmental Authority” means the government of any nation or any political subdivision thereof, whether state, local, territory, province or otherwise, and any agency, authority, instrumentality, regulatory body, court, central bank, stock exchange or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supranational bodies such as the European Union or the European Central Bank).

“Guarantor” has the meaning given to it in the preamble to this Agreement. For avoidance of doubt, the Borrower shall provide a guaranty of all Secured Obligations pursuant to Section 12.

“Guarantor Payment” has the meaning given to it in Section 12.8(a).

“Guidelines” means, together, guideline S-02.123 in relation to interbank loans of 22 September 1986 (Merkblatt “Verrechnungssteuer auf Zinsen von Bankguthaben, deren Gläubiger Banken sind (Interbankguthaben)” vom 22. September 1986), circular letter No. 47 of 25 July 2019 (1-047-V-2019) in relation to bonds (Kreisschreiben Nr. 47 “Obligationen” vom 25. Juli 2019), guideline S-02.130.1 in relation to money market instruments and book claims of April 1999 (Merkblatt vom April 1999 betreffend Geldmarktpapiere und Buchforderungen inländischer Schuldner), circular letter No. 46 of 24 July 2019 (1-046-VS-2019) in relation to syndicated credit facilities (Kreisschreiben Nr. 46 “Steuerliche Behandlung von Konsortialdarlehen, Schuldscheindarlehen, Wechseln und Unterbeteiligungen” vom 24. Juli 2019), circular letter No. 34 of 26 July 2011 (1-034-V-2011) in relation to deposits (Kreisschreiben Nr. 34 “Kundenguthaben” vom 26. Juli 2011) and circular letter No. 15 of 3 October 2017 (1-015-DVS-2017) in relation to bonds and derivative financial instruments as subject matter of taxation of Swiss federal income tax, Swiss Withholding Tax and Swiss stamp taxes (Kreisschreiben Nr. 15 “Obligationen und derivative Finanzinstrumente als Gegenstand der direkten Bundessteuer, der Verrechnungssteuer und der Stempelabgaben” vom 3. Oktober 2017), in each case as issued, amended or replaced from time to time, by the Swiss Federal Tax Administration or as substituted or superseded and overruled by any law, statute, ordinance, court decision, regulation or the like as in force from time to time.

“Hazardous Material” means (a) any radioactive materials, asbestos-containing materials, urea formaldehyde foam insulation, polychlorinated biphenyls, radon gas, petroleum and petroleum by-products and derivatives and (b) any other chemical, material or substance, waste, pollutant or contaminant that is prohibited, limited or subject to regulation, investigation, control or remediation by or pursuant to any Environmental Law, in each case because of its dangerous or deleterious properties or characteristics.

“Healthcare Laws” means all health care laws applicable to the ownership, testing, development, sale, marketing, manufacture, packaging, processing, use, distribution, storage, import, export or disposal of any Borrower Products, including but not limited to, the FDCA, the Public Health Service Act (42 U.S.C. § 201 et seq.), the Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b)), the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h), the Civil False Claims Act (31 U.S.C. §3729 et seq.), the criminal False Claims Law (42 U.S.C. § 1320a-7b(a)), all criminal laws relating to health care fraud and abuse, including but not limited to 18 U.S.C. §§ 286, 287, 1035, 1347, 1349 and the health care fraud criminal provisions under HIPAA (42 U.S.C. Section 1320d et seq.), the exclusion laws (42 U.S.C. § 1320a-7), HIPAA and similar state and foreign privacy and data security laws such as the European Union General Data Protection Regulation, Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act), any other health care law governing a government healthcare program, including the collection and reporting requirements, and the processing of any applicable rebate, chargeback or adjustment, under applicable rules and regulations relating to the Medicaid Drug Rebate Program (42 U.S.C. § 1396r 8) and any state supplemental rebate program, Medicare average sales price reporting (42 U.S.C. § 1395w 3a), the Public Health Service Act (42 U.S.C. § 256b), the VA Federal Supply Schedule (38 U.S.C. § 8126) or under any state pharmaceutical assistance program or U.S. Department of

Veterans Affairs agreement, and any successor government programs, and any and all other comparable state, local, federal or foreign health care laws (including any equivalent laws of the European Union and the corresponding implementing national rules of each member thereof and any equivalent laws of the UK) and the regulations promulgated pursuant to such laws, each as amended from time to time.

“HealthCare Royalty Agreement” means that certain Purchase and Sale Agreement By and Between ADC Therapeutics SA and Entities Managed by HealthCare Royalty Management, LLC dated as of August 25, 2021, as in effect on the Closing Date.

“HIPAA” means the U.S. Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.) as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. § 17921 et seq.), and all regulations promulgated thereunder.

“IFRS” means (a) International Financial Reporting Standards issued by the International Accounting Standards Board, applied in accordance with the consistency requirements thereof, or, (b) at the Borrower’s election and upon at least thirty (30) days’ prior written notice to Agent and the Lenders, Generally Accepted Accounting Principles in the United States.

“Initial Term Loan Commitment” means, as to any Lender, the obligation of such Lender, if any, to make a Term Loan Advance consisting of Initial Term Loans to the Borrower on the Closing Date in a principal amount not to exceed the amount set forth under the heading “Initial Term Loan Commitment” opposite such Lender’s name on Schedule 1.1 attached hereto.

“Initial Term Loans” means, as to any Lender, the Term Loan made to the Borrower hereunder in respect of such Lender’s Initial Term Loan Commitment.

“Indebtedness” means, with respect to any Person: (a) all indebtedness for borrowed money of such Person; (b) the deferred purchase price of assets or services (other than trade payables entered into in the ordinary course of business and that are not more than ninety (90) days past due) of such Person, including earn-outs, that, in accordance with IFRS, should be shown to be a liability on the balance sheet and in any case has not been paid on or prior to the date due therefor; (c) all Contingent Obligations of such Person; (d) the face amount of all letters of credit issued or acceptance facilities established for the account of such Person (or for which such Person is liable), including without duplication, all drafts drawn thereunder; (e) all capital lease obligations of such Person; (f) all indebtedness (including Indebtedness of other types covered by the other clauses of this definition) of such Person or another Person secured by any Lien on any assets or property of such Person, whether or not such indebtedness has been assumed or is recourse (with the amount thereof, in the case of any such indebtedness that has not been assumed by such Person, being measured as the lower of (y) fair market value of such property and (z) the amount of the indebtedness secured); (g) indebtedness created or arising under any conditional sale or title retention agreement, or incurred as financing, in either case with respect to assets or property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such assets or property); (h) all obligations of such Persons evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses; (i) all obligations of such Person, whether or not contingent, in respect of Disqualified Equity Interests, valued at, in the case of redeemable preferred stock, the greater of the voluntary liquidation preference and the involuntary liquidation preference of such stock plus accrued and unpaid dividends; (j) all direct or indirect liability, contingent or otherwise, of such Person under any hedging agreement, currency swaps, forwards, futures, derivatives transactions or any other agreement, contract or transaction that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act (calculated on a net basis); (k) all direct or indirect liability, contingent or otherwise, of such Person to make take-or-pay or similar payments if required regardless of nonperformance by any other party or parties to an agreement; (l) all obligations of such Person upon which interest charges are customarily paid (excluding interest penalties for late payments under commercial contracts entered into in the ordinary course of business and, for the avoidance of doubt, which commercial contracts do not relate to obligations for borrowed money or purchase money indebtedness), (m) all milestone, any other performance based qualifiers and similar payments of such Person under any license or other agreements (but excluding any such payments based on a percentage of sales under any such license or other agreement), (n) all direct or indirect liability, contingent or otherwise, of such Person with respect to any Indebtedness (under any of the foregoing clauses) of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such Indebtedness that such Indebtedness will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; and (o) all direct or indirect liability, contingent or otherwise, of such Person for the Indebtedness (under any of the foregoing clauses) of another Person through any agreement to purchase, repurchase or otherwise acquire such Indebtedness or any assets or property constituting security therefor, to provide funds for the payment or discharge of such Indebtedness or to maintain the solvency, financial condition or any balance sheet item or level of income of another Person.

“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in clause (a), Other Taxes.

“Insolvency Event” means, in relation to an entity that: (a) such entity shall make an assignment for the benefit of creditors; (b) such entity shall be unable to pay its debts as they become due, or be unable to pay or perform under the Loan Documents, or shall become insolvent or is deemed to, or is declared to, be insolvent or unable to pay its debts under any applicable law; (c) such entity shall file a voluntary petition in bankruptcy; (d) such entity shall file any petition, answer, or document seeking for itself any reorganization, administration, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statute, law or regulation pertinent to such circumstances; (e) such entity shall seek or consent to or acquiesce in the appointment of any trustee, receiver, administrator, or liquidator of such entity or of all or any substantial part of the assets or property of such entity; (f) such entity shall cease operations of its business as its business has normally been conducted, or terminate substantially all of its employees; (g) such entity, or its directors or majority shareholders shall take any action initiating any of the foregoing actions described in clauses (a) through (e); (h) (i) 60 days shall have expired after the commencement of an involuntary action against such entity seeking reorganization, administration, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statute, law or regulation, without such action being dismissed or all orders or proceedings thereunder affecting the operations or the business of such entity being stayed, (ii) a stay of any such order or proceedings shall thereafter be set aside and the action setting it aside shall not be timely appealed, (iii) such entity shall file any answer admitting or not contesting the material allegations of a petition filed against such entity in any such proceedings, (iv) the court in which such proceedings are pending shall enter a decree or order granting the relief sought in any such proceedings, or (v) 60 days shall have expired after the appointment, without the consent or acquiescence of such entity of any trustee, receiver, administrator, or liquidator of such entity or of all or any substantial part of the properties of such entity without such appointment being vacated; (i) such entity is dissolved (other than pursuant to a consolidation, amalgamation or merger); (j) such entity institutes or has instituted against it, by a regulator, supervisor or any similar official with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organization or the jurisdiction of its head or home office, a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation by it or such regulator, supervisor or similar official; (k) such entity has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition is instituted or presented by a person or entity not described in paragraph (j) above and (i) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation, or (ii) is not dismissed, discharged, stayed or restrained in each case within 60 days of the institution or presentation thereof; (l) such entity suspends or threatens to suspend making payments on any of its debts; (m) by reason of actual or anticipated financial difficulties such entity commences arrangements with one or more of its creditors (excluding Agent or Lender in its capacity as such) to reschedule any of its indebtedness; (n) the value of the assets (including for the avoidance of doubt, intangible assets) of such entity is less than its liabilities (taking into account contingent, prospective liabilities, such entity’s position as part of a consolidated group of companies, and the likelihood of available financing in the market to finance such liabilities); (o) a moratorium is declared in respect of any indebtedness of such entity; (p) any corporate action, legal proceedings or other procedure or step is taken in relation to (i) the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration, liquidation or reorganization (by way of voluntary arrangement, scheme of arrangement, restructuring plan or otherwise) of such entity, (ii) a composition, compromise, adjustment, protection, relief, assignment or arrangement with any creditor of such entity, (iii) the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager, monitor or other similar officer in respect of such entity’s assets or (iv) enforcement over any material portion of the Collateral, or any analogous procedure or step is taken in any jurisdiction; provided this clause (p) shall not apply to any winding-up petition which is frivolous or vexatious and is discharged, stayed or dismissed within 60 days of commencement; (q) such entity causes or is subject to any event with respect to which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in paragraphs (a) to (p)

above; or (r) such entity takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts.

“Insolvency Proceeding” is any proceeding by or against any Person under the United States Bankruptcy Code, UK Insolvency Act 1986, UK Enterprise Act 1986, UK Corporate Insolvency and Governance Act 2020, any Insolvency Event, or any other bankruptcy or insolvency law, including assignments for the benefit of creditors, compositions, extensions generally with its creditors, or proceedings seeking reorganization, administration, rearrangement, moratorium, receivership, conservatorship, bankruptcy, insolvency, scheme of arrangement, restructuring, restructuring plan or other similar relief.

“Intellectual Property” means any and all Copyrights, Trademarks, Patents and Trade Secrets.

“Intellectual Property Collateral” means any and all Borrower IP and all Licenses.

“Intercompany Subordination Agreement” means the Intercompany Subordination Agreement dated as of the Closing Date by and among the Borrower, its Subsidiaries and the Agent, as the same may from time to time be amended, restated, modified or otherwise supplemented.

“Interest Election Request” means a written request by the Borrower to convert or continue a Term Loan in accordance with Section 2.3, which shall be in such form as the Agent may approve.

“Interest Period” means, as to any Term Loan, (a) initially, the period commencing on the date of the applicable Advance Date for such Term Loan and ending on the last day of the fiscal quarter in which such Advance Date occurred and (b) thereafter, the period beginning on the day following the end of the prior Interest Period, and ending on the last day of each March, June, September and December; provided that (i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (ii) no Interest Period shall extend beyond the Term Loan Maturity Date. For purposes hereof, the date of a Term Loan initially shall be the date on which the applicable Term Loan Advance is made and thereafter shall be the effective date of the most recent conversion or continuation of such Term Loan.

“Inventory” means “inventory” as defined in Article 9 of the UCC.

“Investment” means any beneficial ownership (including shares, stock, partnership or limited liability company interests) of or in any Person, or any loan, advance or capital contribution to any Person. the acquisition of any asset of another Person or transfers in connection with cost plus or similar arrangements, transfer pricing, or other intercompany distributions of cash or other assets.

“IP Security Agreements” means (i) the Copyright, Patent or Trademark (as the case may be) security agreements, dated on or around of the Closing Date, entered into by one or more Loan Parties in favor of the Agent, each in form and substance reasonably satisfactory to the Agent (and as amended, modified or replaced from time to time) and (ii) any other Copyright, Patent or Trademark (as the case may be) security agreements entered into by one or more Loan Parties in favor of the Agent, in substantially the same form as those executed on the Closing Date, or such other form as is reasonably satisfactory to the Agent.

“Joinder Agreements” means for each Subsidiary, a completed and executed (i) Joinder Agreement in substantially the form attached hereto as Exhibit F with respect to Subsidiaries formed or organized under the laws of the United States or any state, commonwealth or territory thereof, or (ii) joinder documentation in form and substance reasonably satisfactory to Agent, subject to the Agreed Security Principles, joining such Subsidiary as a party under the Debenture, Swiss Security Documents or similar security documents under the relevant jurisdictions, as applicable, with respect to Subsidiaries organized or incorporated outside of the United States or any of the foregoing jurisdictions.

“Lender” has the meaning given to it in the preamble to this Agreement.

“License” means any Copyright License, Patent License, Trademark License and/or Trade Secret License, including any and all claims for damages by way of past, present and future infringement of any of the foregoing, with the right, but not the obligation, to sue for and collect such damages for said use or infringement of the Intellectual Property rights of any Loan Party or Subsidiary that is subject to any of the foregoing.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, assignment for security, security interest, encumbrance, levy, license, lien or charge or encumbrance of any kind, and any other security interest or any other agreements or arrangement having a similar effect, whether voluntarily incurred or arising by operation of law or otherwise, against any property, any conditional sale or other title retention agreement, and any lease in the nature of a security interest or any preferential arrangement that has the practical effect of creating a security interest.

“Loan” means a Term Loan.

“Loan Documents” means this Agreement, the Notes (if any), the Fee Letter, the Agency Fee Letter, the Arranger Fee Letter, the Account Control Agreements, the Intercompany Subordination Agreement, the Joinder Agreements, the Disclosure Letter, all UCC financing statements, the IP Security Agreements, the Security Agreement, the Debenture, the Swiss Security Documents, any other Security Document and any guaranty, subordination agreement or any other documents executed in connection with the Secured Obligations or the transactions contemplated hereby, as the same may from time to time be amended, modified, supplemented or restated.

“Loan Party” means each of the Borrower, each Guarantor and each Subsidiary required to enter into a Joinder Agreement pursuant to Section 7.13.

“LTM ZYNLONTA Sales” means, as of any date of determination, product revenue (determined in accordance with IFRS) arising from net sales of ZYNLONTA for the trailing twelve months ending as of the last day of the month immediately prior to such date of determination.

“Market Capitalization” means, as of any date of determination, the product of (a) the number of the Common Shares disclosed in the most recent filing of the Borrower with the New York Stock Exchange (or other applicable Eligible Market) as outstanding as of such date of determination and (b) the closing price of the Common Shares listed on the New York Stock Exchange (or other applicable Eligible Market) on the Business Day immediately preceding such date of determination.

“Material Adverse Effect” means a material adverse effect upon: (i) the business, operations, properties, assets or financial condition of the Borrower and its Subsidiaries, taken as a whole; (ii) the ability of the Loan Parties, taken as a whole, to perform or pay the Secured Obligations in accordance with the terms of the Loan Documents, or the ability of Agent or Lender to enforce any of its rights or remedies with respect to the Secured Obligations; (iii) the legality, validity, binding effect or enforceability of the Loan Documents; or (iv) the Collateral or Agent’s Liens on the Collateral or the priority of such Liens.

“Material Agreement” means (i) any agreement, license or contract listed on Schedule 1E to the Disclosure Letter as of the Closing Date and (ii) any other agreement, license or contract involving the receipt or payment of amounts in the aggregate exceeding $5,000,000 per fiscal year.

“Material Intellectual Property” means all Borrower IP related to (a) ZYNLONTA, Cami, ADCT-601 and ADCT-701 and (b) all other Borrower IP that is material to the business of a Loan Party or any of its Subsidiaries.

“Maximum Amount” has the meaning set forth in Section 11.22(a).

“Maximum Rate” has the meaning set forth in Section 2.3.

“Multiemployer Plan” means any multiemployer plan, as defined in Section 3(37) or 4001(a)(3) of ERISA, as to which any ERISA Affiliate incurs or otherwise has, or would reasonably be expected to have, any obligation or liabilities (including under Section 4212(c) of ERISA).

“Net Cash Proceeds” means, with respect to any Prepayment Event experienced or suffered by any Loan Party or any of its Subsidiaries, the amount of cash proceeds received from time to time by or on behalf of such Person in respect thereof (other than the proceeds of any business interruption insurance) after deducting therefrom only (x) reasonable costs, expenses, fees, commissions and other direct costs related thereto incurred by such Loan Party or such Subsidiary in connection therewith (including attorneys’ fees, accountants’ fees, investment banking fees, survey costs, title insurance premiums, and related search and recording charges, transfer taxes, deed or mortgage recording taxes, other customary expenses and brokerage, consultant and other customary fees actually incurred in connection therewith), (y) Taxes (including transfer Taxes or net income Taxes) paid, payable or reasonably determined by Borrower to be payable or attributable for payment in connection with such transaction to any taxing authorities by such Person, and any repatriation costs associated with receipt or distribution by the applicable taxpayer of such proceeds and (z) reasonable reserves required to be maintained for liabilities estimated to be payable in respect of such event in accordance with IFRS or applicable law and deposited into escrow with a third party escrow agent on terms reasonably acceptable to the Agent or set aside in a separate Deposit Account over which the Agent has a security interest, provided that when any reserve or any portion thereof is no longer required to be maintained such amount shall be considered Net Cash Proceeds then received; provided that, costs and expenses shall only be deducted to the extent, that the amounts so deducted are (x) actually paid or payable to a Person that is not a Loan Party or any of its Subsidiaries and (y) properly attributable to such Prepayment Event, as the case may be; it being understood that “Net Cash Proceeds” shall include, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received by any Loan Party in any Casualty Event or Asset Sale.

“Non-Bank Rules” means, together, the 10 Non-Bank Rule and the 20 Non-Bank Rule.

“Non-Debt Fund Affiliate” means an Affiliated Lender that is not a Debt Fund Affiliate.

“Note(s)” means a Term Note.

“Oaktree” means Oaktree Capital Management, L.P., together with its Affiliates and managed funds.

“OFAC” is the U.S. Department of Treasury Office of Foreign Assets Control.

“OFAC Lists” are, collectively, the Specially Designated Nationals and Blocked Persons List maintained by OFAC pursuant to Executive Order No. 13224, 66 Fed. Reg. 49079 (Sept. 25, 2001) and/or any other list of terrorists or other restricted Persons maintained pursuant to any of the rules and regulations of OFAC or pursuant to any other applicable Executive Orders.

“Organizational Documents” means (a) for any corporation or company, the certificate or articles of incorporation, memorandum and/or articles of association, the bylaws, the constitution, any certificate of designation or instrument relating to the rights of holders or preferred stock of such corporation, and any shareholder agreement, (b) for any partnership, the partnership agreement and, if applicable, certificate of limited partnership, (c) for any limited liability company, the operating or limited liability company agreement and articles or certificate of formation or (d) for any other entity, any other document setting forth the manner of election or duties of the officers, directors, managers or other similar or equivalent persons or Persons, or the designation, amount or relative rights, limitations and preference of the Equity Interests of such entity.

“Other Connection Taxes” means, with respect to any Lender or Agent, Taxes imposed as a result of a present or former connection between such Lender or Agent and the jurisdiction imposing such Tax (other than connections arising from such Lender or Agent having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment.

“Owl Rock” means Owl Rock Capital Advisors LLC, together with its Affiliates and managed funds.

“Party” means a party to this Agreement.

“Patent License” means any written agreement pursuant to which (i) any Loan Party or Subsidiary is granted any rights to use any Patents owned or controlled by a third party or (ii) any Loan Party or Subsidiary grants a third party a right to use any Patents owned or controlled by such Loan Party or Subsidiary, in each case of (i) and (ii), as may be amended from time to time.

“Patents” means: (a) U.S. patents and patent applications in any country or supranational jurisdiction worldwide; (b) any substitutions, divisionals, continuations, continuations-in-part, reissues, renewals, registrations, confirmations, and the like of any such patents or patent applications; (c) foreign counterparts of any of the foregoing; and (d) any and all extensions or restorations by existing or future extension or restoration mechanisms, including revalidations, reissues, re-examinations and extensions, including any supplementary protection certificates of any of the foregoing.

“Payment Date” means the last Business Day of each March, June, September and December and the Term Loan Maturity Date.

“PBGC” means the United States Pension Benefit Guaranty Corporation or any successor thereto.

“Perfection Certificate” means the Perfection Certificate dated as of the Closing Date and signed by an Authorized Officer of the Borrower, in form and substance reasonably satisfactory to the Agent.

“Perfection Requirements” means the making or the procuring of the appropriate registrations, filings, endorsements, notarisation, stampings and/or notifications of the Security Documents and/or the Liens created thereunder, in each case, required for the creation, perfection, protection and/or maintenance of such Liens.

“Periodic Term SOFR Determination Day” has the meaning specified in the definition of “Term SOFR”.

“Permits” means all certifications, registrations, licenses, permits, franchises, approvals, clearances, exemptions, authorizations or consents of any Governmental Authority or Regulatory Authority, necessary for or used in the conduct or operation of the business of any Loan Party or Subsidiary.

“Permitted Acquisition” means any Acquisition (including by way of merger) by any Loan Party, which is conducted in accordance with the following requirements:

(a)       such Acquisition (i) shall not be hostile, (ii) shall have been approved by the Board of Directors (and, if applicable, the equity holders) of the target Person and (iii) shall be of a business or Person engaged in the same business or lines of business in which the Borrower and its Subsidiaries are engaged as of the Closing Date, or a business or line of business incidental thereto, reasonably complementary, synergistic, or ancillary thereto or a reasonable extension or development thereof;

(b)       if such Acquisition is structured as a stock acquisition, then the Person so acquired shall either (i) become a wholly-owned Subsidiary of a Loan Party or of a Subsidiary, and such Loan Party shall comply, or cause such Subsidiary to comply, with Section 7.13 hereof, and any applicable provisions of the Security Documents in connection therewith or (ii) such Person shall be merged with and into a Loan Party (with such Loan Party being the surviving entity) and, in either case, all other actions shall have been taken that are necessary or reasonably requested by the Agent subject to the Agreed Security Principles and Section 7.13, to provide a first priority Lien to Agent in the assets and properties of the acquired Person and its Subsidiaries (including the Equity Interests of such Person and its Subsidiaries);

(c)       if such Acquisition is structured as the acquisition or in-licensing of the right to use, make, have made, import, export, develop, sell or offer for sale, any product, product line or Intellectual Property of or from any other Person, such product, product line or Intellectual Property shall be acquired or in-licensed by a Loan Party, shall be free and clear of Liens other than Permitted Liens and all other actions shall have been taken that are necessary or reasonably requested by the Agent subject to the Agreed Security Principles, to provide a first priority Lien to Agent in such Intellectual Property or Intellectual Property directed to such product or product line (in each case, subject to Permitted Liens);

(d)       such Acquisition shall not include any in-licensing of Intellectual Property owned or controlled by a third party unless such license constitutes an Excluded In-Licensing Agreement or a Permitted In-Licensing Agreement;

(e)       as of the date of entry into the applicable acquisition agreement, and immediately before and after giving effect to such Acquisition (and the other transactions contemplated by the material documents relating to such Acquisition, no Event of Default shall have occurred and be continuing);

(f)       all transactions in connection with such Acquisition shall be consummated, in all material respects, in accordance with all applicable laws and in conformity with all applicable authorizations, approvals, clearances, and other consents, and all such applicable authorizations, approvals, clearances, and other consents shall have been obtained;

(g)        other than with respect to an Acquisition that includes any in-licensing of Intellectual Property, which shall be limited with respect to consideration as provided under the definition of “Permitted In-Licensing Agreement”, the sum of the Cash consideration paid as part of the purchase price of such proposed new Acquisition, computed on the basis of total acquisition consideration paid or incurred, or to be paid or incurred, by such Loan Party with respect thereto, including the amount of Permitted Indebtedness assumed or to which such assets, businesses or business or ownership interest or shares, or any Person so acquired, is subject, shall not be greater than $7,500,000 for all such Acquisitions during the term of this Agreement and the sum of the non-Cash consideration paid as part of such purchase price shall not be greater than the lesser of (i) 15% of the Market Capitalization as of the date of such Acquisition and (ii) $75,000,000; and

(h)       at least 5 Business Days prior to the anticipated date of such Acquisition (or such shorter period as the Required Lenders my agree in their sole discretion), the Agent shall have received a certificate, in form and substance reasonably satisfactory to the Required Lenders, signed by an Authorized Officer of the Borrower and certifying that all the conditions set forth in this definition of “Permitted Acquisition” shall be satisfied as of the date of such Acquisition (which shall have attached reasonably detailed backup information demonstrating such compliance, including pro forma projected financial information). “Permitted Indebtedness” means:

(i)	Indebtedness of any Loan Party in favor of Lender or Agent arising under this Agreement or any other Loan Document;

(ii)	Indebtedness existing on the Closing Date which is disclosed in Schedule 1A to the Disclosure Letter, and extensions, refinancings and renewals of any such Indebtedness, provided that the principal amount is not increased or the terms modified to impose materially more burdensome terms upon the applicable Loan Party or Subsidiary;

(iii)	Indebtedness of up to $2,000,000 secured by a Lien described in clause (vii) of the definition of Permitted Liens, provided such Indebtedness does not exceed the cost of the Equipment, or other fixed or capital assets (other than, for the avoidance of doubt, Intellectual Property) financed with such Indebtedness;

(iv)	Indebtedness to trade creditors incurred in the ordinary course of business;

(v)	Indebtedness that also constitutes a Permitted Investment;

(vi)	[reserved];

(vii)	reimbursement obligations in connection with cash management services (including, for the avoidance of doubt, credit cards, merchant cards, purchase cards and debit cards) and letters of credit, bank guaranties, or other similar instruments that are secured by Cash and issued on behalf of a Loan Party or a Subsidiary thereof in an amount not to exceed $1,500,000 at any time outstanding;

(viii)	intercompany Indebtedness as long as each of the obligor and the obligee under such Indebtedness is a Loan Party or a Subsidiary of a Loan Party that has executed or joined the Intercompany Subordination Agreement, in each case in connection with Permitted Investments;

(ix)	Indebtedness consisting of financing of insurance premiums in the ordinary course of business and that are promptly paid on or before the date they become due;

(x)	unsecured Indebtedness not to exceed $1,000,000 in the aggregate at any time outstanding;

(xi)	Permitted Royalty Financings and Permitted R&D Financings;

(xii)	Indebtedness under interest rate or foreign currency exchange agreements, commodity price protection agreements or other similar agreements entered into by any Loan Party in the ordinary course of business in an aggregate amount not to exceed $1,000,000; provided that any such agreement or arrangement is entered into for bona fide hedging purposes and not for speculative purposes;

(xiii)	(A) Indebtedness arising from agreements providing for earn-outs, milestones, indemnification, adjustment of purchase price or similar obligations, or from guaranties or performance bonds securing the performance of the Borrower or any of its Subsidiaries pursuant to such agreements, in connection with Permitted Acquisitions and (B) Indebtedness with respect to performance bonds, surety and appeal bonds and similar instruments incurred in the ordinary course of business;

(xiv)	Indebtedness in respect of netting services, overdraft protections and other similar and customary services in connection with deposit accounts incurred in the ordinary course of business;

(xv)	Indebtedness to employees in respect of benefit plans and employment and severance arrangements;

(xvi)	solely to the extent constituting Indebtedness, any Indebtedness arising under the HealthCare Royalty Agreement; and

(xvii)	extensions, refinancings and renewals of any items of Permitted Indebtedness, provided that the principal amount is not increased (except in an amount equal to any prepayment premiums, accrued and unpaid interest thereon and reasonable fees, expenses, or similar amounts payable in respect thereof) or the terms modified to impose materially more burdensome terms upon a Loan Party or its Subsidiary, as the case may be.

“Permitted In-Licensing Agreement” means, other than Excluded In-Licensing Agreements, any inbound License, or any other agreement pursuant to which a Person that is not a Subsidiary grants a Loan Party or, subject to Section 7.8(b), a Subsidiary, any rights or license under Intellectual Property owned or controlled by such Person for such Loan Party or Subsidiary to use such Intellectual Property in connection with such Loan Party’s or Subsidiary’s business, including the use, research, development, manufacture, make, having made, marketing, distribution, offer for sale, sale, importation or other commercialization of any product or service (including any Borrower Products), or otherwise grants such Loan Party or Subsidiary any covenant not to sue or other similar right or immunity, option or other preferential right in connection with such Intellectual Property for such Loan Party or Subsidiary to enter into an exclusive in-bound License with such Person (“In-Licensing Agreement”); provided that (a) the aggregate consideration that the Loan Parties and their Subsidiaries are reasonably expected to be required to transfer under such In-Licensing Agreements prior to the Term Loan Maturity Date (as determined by the Borrower in consultation with the Required Lenders) shall not exceed (i) $75,000,000 for any individual In-Licensing Agreement (or series of directly related In-Licensing Agreements with the same Person) or (ii) $250,000,000 for all In-License Agreements in the aggregate and (b) immediately after giving effect to such In-Licensing Agreement and any payments made pursuant thereto during the period from the date of effectiveness of such In-Licensing Agreement, and ending on the last day of second full fiscal quarter following the effectiveness of such In-Licensing Agreement, the Loan Parties and their Subsidiaries shall have Qualified Cash of no less than $140,000,000 plus the Qualified Cash A/P Amount, (c) each of the General Permission Conditions shall be satisfied in respect of such In-Licensing Agreement, and (d) the Agent shall have received a certificate, in form and substance reasonably satisfactory to the Required Lenders, signed by an Authorized Officer of the Borrower and certifying that the conditions set forth the foregoing clauses (a) through (c) have been satisfied. “Permitted Investment” means:

(i)	Investments existing on the Closing Date which are disclosed in Schedule 1B to the Disclosure Letter;

(ii)	Investments in Cash Equivalents;

(iii)	Investments accepted in connection with Permitted Transfers;

(iv)          Investments (including Indebtedness) (a) received in connection with the bankruptcy or reorganization of customers or suppliers and in settlement of delinquent or doubtful obligations of, and other disputes with, customers or suppliers arising in the ordinary course of any Loan Party’s business and (b) Investments consisting of the endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business;

(v)           Investments consisting of notes receivable of, or prepaid royalties and other credit extensions, to customers and suppliers who are not Affiliates, in the ordinary course of business provided that this subparagraph (v) shall not apply to Investments of a Loan Party in any Subsidiary if not otherwise permitted hereunder;

(vi)	to the extent constituting Investments, Excluded In-Licensing Agreements;

(vii)          Investments consisting of travel advances, relocation loans, and other loan advances (or guarantees thereof) to employees, officers and directors in the ordinary course of business in an amount not to exceed $1,500,000 at any one time outstanding;

(viii)        (a) Investments consisting of extensions of credit or capital contributions (i) by any Loan Party to or in any other Loan Party or (ii) by any Subsidiary that is not a Loan Party to or in any Loan Party or any other Subsidiary that is not a Loan Party (other than ADC NL); provided that all such extensions of credit by a Subsidiary that is not a Loan Party to a Loan Party shall be subordinated to the Secured Obligations pursuant to the Intercompany Subordination Agreement, and (b) Investments in newly-formed Subsidiaries, provided that each such Subsidiary enters into a Joinder Agreement within the time periods specified in Section 7.13 and executes such other related documents as shall be reasonably requested by Agent;

(ix)          [reserved];

(x)           joint ventures or strategic alliances in the ordinary course of a Loan Party’s business, provided that any cash Investments by Loan Parties or a Subsidiary thereof in connection therewith do not exceed $1,000,000 in the aggregate in any fiscal year;

(xi)          (a) Investments consisting of Permitted Acquisitions and (b) any Investments of any Person in existence at the time such Person becomes a Subsidiary; provided such Investment was not made in connection with or in anticipation of such Person becoming a Subsidiary and any modification, replacement, renewal or extension thereof (provided that the net investment amount is not increased);

(xii)         interest rate or foreign currency exchange agreements, commodity price protection agreements or other similar agreements permitted under clause (xii) of the definition of Permitted Indebtedness;

(xiii)        to the extent constituting Investments, milestones, royalty payments or similar arrangements under any Permitted In-Licensing Agreement, Permitted Out-Licensing Agreement or Excluded Out-Licensing Agreement;

(xiv)        Investments comprising guarantees of Permitted Indebtedness, other than a guarantee by a Loan Party of the Permitted Indebtedness of a Subsidiary that is not a Loan Party; provided that if such Permitted Indebtedness is subordinated to the Secured Obligations, such guarantee shall be subordinated to the Secured Obligations to the same extent;

(xv)         [reserved];

(xvi)        Investments consisting of maintenance capital expenditures in the ordinary course of business;

(xvii)      Investments in the nature of deposits with respect to leases or utilities provided to third parties in the ordinary course of business;

(xviii)    advances of payroll payments to employees, directors, consultants, independent contractors or other service providers or other advances of salaries or compensation to employees, directors, partners, members, consultants, independent contractors or other service providers, in each case in the ordinary course of business; and

(xix)         other Investments that are not Acquisitions; provided that at the time any such Investment is made the aggregate amount of Investments made in reliance on this clause (xix) shall not exceed $1,000,000; provided, further that no Investments under this clause (xix) may be made in ADC NL unless ADC NL is a Loan Party at the time of such Investment.

“Permitted Liens” means any and all of the following: (i) Liens in favor of Agent or Lender arising hereunder or under the other Loan Documents; (ii) Liens existing on the Closing Date which are disclosed in Schedule 1C to the Disclosure Letter; (iii) Liens for Taxes, fees, assessments or other governmental charges or levies, either not delinquent or being contested in good faith by appropriate proceedings; provided, that the Loan Parties maintain adequate reserves therefor in accordance with IFRS; (iv) Liens securing claims or demands of materialmen, artisans, mechanics, carriers, warehousemen, landlords and other like Persons arising in the ordinary course of a Loan Party’s business and imposed without action of such parties; provided, that the payment thereof is not yet required; (v) Liens arising from judgments, decrees or attachments in circumstances which do not constitute an Event of Default hereunder; (vi) deposits to secure the performance of obligations (including by way of deposits to secure letters of credit issued to secure the same) under clinical and commercial supply and/or manufacturing agreements entered into in the ordinary course of business and the following deposits, to the extent made in the ordinary course of business: deposits under worker’s compensation, unemployment insurance, social security and other similar laws, or to secure the performance of bids, tenders or contracts (other than for the repayment of borrowed money) or to secure indemnity, performance or other similar bonds for the performance of bids, tenders or contracts (other than for the repayment of borrowed money) or to secure statutory obligations (other than Liens arising under ERISA or environmental Liens); (vii) Liens on Equipment and other fixed or capital assets (other than, for the avoidance of doubt, Intellectual Property) constituting purchase money Liens and Liens in connection with capital leases securing Indebtedness permitted in clause (iii) of “Permitted Indebtedness”; (viii) leasehold interests in leases or subleases in respect of real property, granted in the ordinary course of business and not interfering in any material respect with the business of any Loan Party or any of its Subsidiaries; (ix) Liens in favor of customs and revenue authorities arising as a matter of law in the ordinary course to secure payment of custom duties that are promptly paid on or before the date they become due; (x) statutory and common law rights of set-off and other similar rights as to deposits of cash and securities in favor of banks, other depository institutions and brokerage firms; (xi) easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business so long as they do not materially impair the value or marketability of the related property or materially impair the use of such real property by, or the ordinary conduct of business of, the Loan Parties and their Subsidiaries; (xii) Liens on unearned insurance premiums in favor of insurance providers securing the financing of insurance premiums permitted under clause (ix) of “Permitted Indebtedness”; (xiii) Licenses that are Permitted Transfers; (xiv) other Liens not to exceed $250,000 in aggregate at any one time outstanding; (xv) Liens existing on property or assets at the time of the acquisition thereof, or existing on the property of any Person at the time such Person becomes a Subsidiary pursuant to a Permitted Acquisition; provided that (A) such Lien was not created in contemplation of such acquisition or such Person becoming a Subsidiary and (B) such Lien does not extend to or cover any other assets or property (other than the proceeds or products thereof); (xvi) Liens in respect of the “Back-Up Security Interest” under and as defined in the HealthCare Royalty Agreement and (xvii) Liens incurred in connection with the extension, renewal or refinancing of the Indebtedness secured by Liens of the type described in clauses (i) through (xiv) above; provided, that (A) any extension, renewal or replacement Lien shall be limited to the property encumbered by the existing Lien, (B) the principal amount of the Indebtedness being extended, renewed or refinanced (as may have been reduced by any payment thereon that is permitted hereunder) does not increase (except in an amount equal to any prepayment premiums and reasonable fees, accrued and unpaid interest thereon, expenses, or similar amounts payable in respect thereof) and (C) such extension, renewal or refinancing of such Indebtedness is otherwise permitted by Section 7.4.

“Permitted Non-Qualifying Bank Lender” means a Lender which is not a Swiss Qualifying Bank but has been accepted as a Lender by the Borrower.

“Permitted Out-Licensing Agreement” means an exclusive out-bound License, an Asset Sale, or other agreement pursuant to which a Loan Party or, subject to Section 7.8(b), a Subsidiary, grants a Person that is not a Loan Party or a Subsidiary any rights or license under Borrower IP for such Person to use such Borrower IP in connection with such Person’s business, or otherwise a grants such Person any covenant not to sue or other similar right or immunity, option or other preferential right in connection with Borrower IP for such Person to enter into an exclusive out-bound License with a Loan Party (“Out-Licensing Agreement”), provided that, in each case (a) such Loan Party or Subsidiary (or another Loan Party or Subsidiary on its behalf) directly receives from such Person any and all consideration for such Out-Licensing Agreement, which shall be reasonably equivalent value in the good faith judgment of such Loan Party, (b) each of the General Permission Conditions shall be satisfied in respect of such Out-Licensing Agreement, (c) prior written consent of the Required Lenders shall be required with respect to any Out-Licensing Agreement that includes Borrower IP related to ZYNLONTA in any field in the U.S., (d) prior written consent of the Required Lenders shall be required with respect to any Out-Licensing Agreement that includes Borrower IP related to Cami in any field in the U.S., provided that such prior written consent shall not be required if the Borrower complies with Section 2.6(b)(ii)(A)(1), (e) the gross Cash proceeds with respect to such Out-Licensing Agreement are repaid to the extent required pursuant to Section 2.6(b)(ii) and (f) the Agent shall have received a certificate, in form and substance reasonably satisfactory to the Required Lenders, signed by an Authorized Officer and certifying that the conditions set forth the foregoing clauses (a), (b) and (e) have been satisfied.

“Permitted R&D Financing” means one or more financing transactions to finance the research and development of one or more Borrower Products other than ZYNLONTA, so long as such transaction is (or is pursuant to) an arm’s length transaction (or is more favorable to such Loan Party that is party thereto than an arm’s length transaction), and, with respect to any such transaction entered into, or materially amended or changed (including to cover any additional Borrower Products (other than ZYNLONTA), property or assets (or to extend the term thereof except to the extent of any automatic term renewals contemplated under such financing as of the date of entry into such financing)): (a) the Borrower has in good faith determined that such transaction (including the terms thereof) is in the best interests of the Loan Parties, (b) immediately prior to the consummation of any such transaction, no Default or Event of Default has occurred and is continuing, or would result from such transaction, (c) such financing shall be unsecured and subordinated to the Secured Obligations on terms and conditions satisfactory to Required Lenders in its sole discretion and subject to a subordination agreement (including “deep” Lien, payment and enforcement subordination terms, and, if applicable, customary European-style intercreditor provisions) in form and substance satisfactory to Agent in its sole discretion, (d) the maximum payments in respect of principal, interest, premium, fees, expenses and any other fixed Cash payments in respect of all Permitted R&D Financings shall not exceed $100,000,000 in the aggregate prior to the Term Loan Maturity Date and such payments are made solely upon satisfaction of regulatory, clinical development or revenue milestones established at the entry into such Permitted R&D Financing, and (e) the Agent shall have received a certificate, in form and substance reasonably satisfactory to the Required Lenders, signed by an Authorized Officer of the Borrower certifying that the conditions set forth in the foregoing clauses (a) through (d) have been satisfied.

“Permitted Royalty Financing” means one or more financing transactions in respect of royalties on net sales or revenue interests of Borrower Products other than Cami or ZYNLONTA, so long as such transaction is (or is pursuant to) an arm’s length transaction (or is more favorable to such Loan Party that is party thereto than an arm’s length transaction), and, with respect to any such transaction entered into, or materially amended or changed (including to cover any additional Borrower Products (other than Cami or ZYNLONTA), property or assets (or to extend the term thereof except to the extent of any automatic term renewals contemplated under such financing as of the date of entry into such financing)): (a) the Borrower has in good faith determined that such transaction (including the terms thereof) is in the best interests of the Loan Parties, (b) immediately prior to the consummation of any such transaction, no Default or Event of Default has occurred and is continuing, or would result from such transaction, (c) such financing shall be unsecured and subordinated to the Secured Obligations on terms and conditions satisfactory to Required Lenders in their sole discretion and subject to a subordination agreement (including “deep” Lien, payment and enforcement subordination terms, and, if applicable, customary European-style intercreditor provisions) in form and substance satisfactory to Required Lenders in their sole discretion, (d) the maximum royalty, synthetic royalty or revenue interest amount payable in connection with any such transaction shall not exceed ten percent (10.00%) of net sales of (or net revenues attributable to) the Borrower Product(s) the development of which is financed by such transaction, (e) no fees or other consideration, other than those referenced in the immediately preceding clause (d), shall be paid or payable by any of the Loan Parties or their Subsidiaries pursuant to, or otherwise in connection with, such financing and (f) the Agent shall have received a certificate, in form and substance reasonably satisfactory to the Required Lenders, signed by an Authorized Officer of the Borrower certifying that the conditions set forth in the foregoing clauses (a) through (e) have been satisfied.

“Permitted Transfers” means (i) sales of Inventory, goods or services in the ordinary course of business; (ii) dispositions of Cash Equivalents in the ordinary course of business and to the extent permitted herein, (iii) non-exclusive outbound Licenses pursuant to which a Loan Party or Subsidiary grants another Person a right to use the Borrower IP, entered into in the ordinary course of business; provided, that, with respect to each such License, (A) no Event of Default has occurred or is continuing at the time of such License, and (B) such License constitutes an arm’s length transaction, the terms of which could not result in a sale, assignment or legal transfer of title of Borrower IP, (iv) Permitted Out-Licensing Agreements, Excluded Out-Licensing Agreements and Permitted Royalty Financings; (v) dispositions of worn-out, obsolete or surplus Equipment at fair market value in the ordinary course of business; (vi) transfers of non-core assets (other than Borrower IP) having a fair market value of not more than $3,000,000 in the aggregate, and not more than $1,000,000 in the aggregate in any fiscal year; (vii) Permitted Investments and Permitted Liens to the extent constituting transfers of any property (other than Borrower IP); (viii) the transfer of any assets or property (A) by a Loan Party to another Loan Party or, (B) for no more than fair market value, by a Subsidiary that is not a Loan Party to (1) a Loan Party or (2) any other Subsidiary that is not a Loan Party; (ix) so long as no Change in Control would result therefrom: (a) the issuance of Equity Interests by the Borrower and (b) the issuance of Equity Interests of any Loan Party (other than the Borrower) to the Borrower or any other Loan Party; (x) disposing, discontinuing the use or maintenance of, failing to pursue, or otherwise allowing to lapse, terminate or be put into the public domain (each, an “IP Disposition”), any obsolete or immaterial Intellectual Property in the ordinary course of business, if a Loan Party determines in its reasonable business judgment that such IP Disposition is desirable in the conduct of its business; provided, that no disposition under this clause (x) shall be permitted with respect to any Material Intellectual Property unless such IP Disposition is solely of Intellectual Property that would not be material in itself to the Borrower and its Subsidiaries and as long as Borrower and its Subsidiaries continues to own or in-license all Material Intellectual Property immediately after such IP Disposition necessary for the conduct of its business in the ordinary course; (xi) the issuance by the Borrower or any Subsidiary of Equity Interests to qualified directors solely to the extent required by applicable law with respect to the ownership of Equity Interests by qualified directors; (xii) dispositions of past due accounts receivable in the ordinary course of business (including any discount and/or forgiveness thereof) or, in the case of accounts receivable in default, in connection with the collection or compromise thereof and in any event, not involving any securitization or factoring thereof; (xiii) (a) any termination of any lease in the ordinary course of business, (b) any expiration of any option agreement in respect of real or personal property, (c) any surrender or waiver of contractual rights or the settlement, release or surrender of contractual rights or litigation claims (including in tort) and (d) any lease or sublease of Real Estate in the ordinary course of business; (xiv) the sale of the “Revenue Participation Right” under and as defined in the HealthCare Royalty Agreement and (xv) Casualty Events; provided that the Net Cash Proceeds thereof are applied to in accordance with Section 2.6(b)(i).

“Person” means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated organization, association, corporation, limited liability company, institution, other entity or government.

“Pledged Collateral” has the meaning given to it in the Security Agreement.

“Prepayment Event” means any Casualty Event or any Asset Sale that is not permitted by Section 7.8.

“Prime Rate” means the rate last quoted by The Wall Street Journal as the “Prime Rate” in the United States or, if The Wall Street Journal ceases to quote such rate, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the “bank prime loan” rate or, if such rate is no longer quoted therein, any similar rate quoted therein (as determined by Agent).

“Principal Payment Date” means (i) the first Payment Date to occur after August 15, 2026, (ii) thereafter, each Payment Date and, if applicable, (iii) the Term Loan Maturity Date.

“Proceeding” means any investigation, litigation, review, hearing, suit, claim, audit, arbitration, proceeding or action (in each case, whether civil, criminal, administrative or investigative) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

“Qualified Cash” means, at any time of determination, Cash held by the Loan Parties; provided that the Agent shall have a perfected, first-priority security interest in such Cash, subject to Section 4.3(c).

“Qualified Cash A/P Amount” means, at any time of determination, an amount equal to any accounts payable of the Borrower or its Subsidiaries at such time that remain unpaid more than ninety (90) days after the date of the original invoice therefor.

“Qualified Equity Interest” means, with respect to any Person, any Equity Interest of such Person that is not a Disqualified Equity Interest.

“Real Estate” means any real property owned, leased, subleased or otherwise operated or occupied by any Loan Party or any Subsidiary of any Loan Party.

“Refinanced Facility” means the Indebtedness of the Loan Parties under that certain Facility Agreement, dated as of April 24, 2020, by and among the Borrower, as borrower, the other loan parties thereto from time to time, the lenders party thereto from time to time and Deerfield Partners, L.P., as agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Register” has the meaning set forth in Section 11.7.

“Registration Rights Agreement” means the Registration Rights Agreement to be entered into in accordance with Section 4.1(a) by and among the Borrower and the purchasers party thereto, which shall be in form and substance acceptable to the Lenders, as the same may from time to time be amended, restated, modified or otherwise supplemented.

“Regulatory Authority” means any Governmental Authority, whether U.S. or non-U.S., that has regulatory or supervisory oversight with respect to any Borrower Product or any commercialization and development activities relating to any Borrower Product, including the FDA and all equivalent Governmental Authorities, whether U.S. or non-U.S., including the

European Medicines Agency, the European Commission and the UK Medicines & Healthcare products Regulatory Agency.

“Regulatory Permit” has the meaning set forth in Section 5.25(b).

“Release” means any release, threatened release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Material into or through the environment.

“Relevant Governmental Body” means the Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or the Federal Reserve Bank of New York, or any successor thereto.

“Required Lenders” means at any time, the Lenders who hold more than 50% of the sum of the aggregate unpaid principal amount of the Term Loans then outstanding; provided, that (a) so long as Owl Rock holds 30% or more of the aggregate Term Commitments and the unpaid principal amount of the Term Loans then outstanding, then Owl Rock shall be required to constitute Required Lenders, and (b) so long as Oaktree holds 30% or more of the aggregate Term Commitments and unpaid principal amount of the Term Loans then outstanding, then Oaktree shall be required to constitute Required Lenders.

“Resolution Authority” means any body which has authority to exercise any Write-Down and Conversion Powers

“Restricted Payment” has the meaning assigned to it in Section 7.7.

“Rights to Payment” means any and all of any Loan Party’s Accounts and any and all of any Loan Party’s rights and Claims to the payment or receipt of money or other forms of consideration of any kind in, to and under or with respect to its Chattel Paper, Documents, General Intangibles, Instruments, Investment Property, Letter-of-Credit Rights, proceeds and Supporting Obligations.

“Sanctioned Country” means, at any time, a country or territory which is the subject or target of any Sanctions.

“Sanctioned Person” means, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, or by the United Nations Security Council, the European Union, any EU member state, or the UK government, (b) any Person operating, organized, incorporated or resident in a Sanctioned Country or (c) any Person controlled by any such Person.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or

the U.S. Department of State or (b) the United Nations Security Council, the European Union or Her Majesty’s Treasury of the UK.

“SEC” means the Securities and Exchange Commission.

“Secured Obligations” means each Loan Party’s obligations arising out of, or under, this Agreement or any Loan Document, including any obligation to pay any amount now owing or later arising, whether direct or indirect (regardless of whether acquired by assignment), absolute or contingent, due or to become due, whether liquidated or not, now existing or hereafter arising and however acquired, and whether or not evidenced by any instrument or for the payment of money, including, without duplication, (i) Term Loans, (ii) all interest, whether or not accruing after the filing of any petition in bankruptcy or after the commencement of any insolvency, reorganization or similar proceeding, and whether or not a claim for post- filing or post-petition interest is allowed in any such proceeding, and (iii) all other fees, expenses (including fees, charges and disbursement of counsel), interest, Yield Protection Premium, Exit Fee, SOFR funding breakage costs in accordance with Section 2.7, commissions, charges, costs, disbursements, indemnities and reimbursement of amounts paid and other sums chargeable to such Loan Party under any Loan Document. Notwithstanding the foregoing, the Secured Obligations shall not include any obligations under the Warrant or any other equity instrument.

“Securities Account” means any “securities account”, as such term is defined in the UCC.

“Security Agreement” means the Security Agreement dated as of the Closing Date between the Borrower, the Loan Parties and Agent, as the same may from time to time be amended, restated, modified or otherwise supplemented.

“Security Documents” means the Security Agreement, the IP Security Agreements, the Debenture, the Swiss Security Documents, the Perfection Certificate and any similar security documents under the relevant jurisdictions, as applicable, with respect to Subsidiaries organized or incorporated outside of the United States or any of the foregoing jurisdictions.

“SOFR” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“SOFR Borrowing” means, as to any Term Loan Advance, the SOFR Loans comprising such Term Loan Advance.

“SOFR Loan” means a Loan that bears interest at a rate based on Adjusted Term SOFR, other than pursuant to clause (c) of the definition of “ABR”.

“Solvent” means, as to any Person (other than an English Loan Party) as of any date of determination, that on such date: (i) the fair value of the property and assets of such Person is greater than the total amount of liabilities, including contingent liabilities, of such Person, (ii) the present fair saleable value of such Person’s assets and property is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (iii) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay such debts and liabilities as they become absolute and mature and (iv) such Person is not engaged in a business or transaction, and is not about to engage in a business or transaction, for which such Person’s property would constitute an unreasonably small capital; and, in respect of any English Loan Parties means: (i) that Person: (A) is able or does not admit inability to pay its debts as they fall due; (B) is not deemed to, or is not declared to be unable to pay its debts under applicable law; (C) by reason of actual or anticipated financial difficulties, has not suspended or threatened making payments on any of its debts; or (D) by reason of actual or anticipated financial difficulties, has not commenced negotiations with one or more of its creditors (excluding any Lenders in their capacity as such) with a view to rescheduling any of its Indebtedness; and/or (ii) the value of that Person’s assets is not less than its liabilities (taking into account contingent and prospective liabilities); and/or (iii) no moratorium has been declared in respect of any of that Person’s Indebtedness (and the ending of a moratorium will not remedy any Event of Default so caused by that moratorium). The amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability. “Subsidiary” means an entity, whether corporate, partnership, limited liability company, joint venture or otherwise, in which any Loan Party owns or controls, directly or indirectly, 50% or more of the outstanding voting securities, including each entity listed on Schedule 1 to the Disclosure Letter.

“Swiss Federal Tax Administration” means the tax authorities referred to in article 34 of the Swiss Withholding Tax Act.

“Swiss Obligor” means a Loan Party which is incorporated in Switzerland or, if different, is considered to be tax resident in Switzerland for Swiss Withholding Tax purposes.

“Swiss Qualifying Bank” means:

(a)       any bank as defined in the Swiss Federal Code for Banks and Savings Banks dated 8 November 1934 (Bundesgesetz über die Banken und Sparkassen); or

(b)       a person or entity which effectively conducts banking activities with its own infrastructure and staff as its principal purpose and which has a banking license in full force and effect issued in accordance with the banking laws in force in its jurisdiction of incorporation, or if acting through a branch, issued in accordance with the banking laws in the jurisdiction of such branch, all and in each case within the meaning of the Guidelines.

“Swiss Security Documents” means the following documents, each in form and substance reasonably satisfactory to the Agent: (a) a bank accounts pledge agreement from each of the Borrower and ADC UK, (b) an intellectual property pledge agreement, (c) a security assignment agreement, and (d) any other Swiss law document similar to the foregoing, and any other agreement, registration, filing, charge, debenture, security agreement appointment letter or other document or instrument to create, perfect, register, assure, preserve or protect any Lien or other security interest of the Agent in the Collateral, in each case entered into by a Loan Party and such other documents incidental to the foregoing documents as the Agent may reasonably determine necessary.

“Swiss Withholding Tax” means taxes imposed under the Swiss Withholding Tax Act.

“Swiss Withholding Tax Act” means the Swiss Federal Act on the Withholding Tax of 13 October 1965 (Bundesgesetz über die Verrechnungssteuer).

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Term Commitment” means, as to any Lender, the obligation of such Lender, if any, to make a Term Loan Advance to a Borrower in a principal amount not to exceed the amount set forth under the heading “Term Commitment” opposite such Lender’s name on Schedule 1.1 attached hereto.

“Term Loan” has the meaning set forth in the recitals, consisting of the Initial Term Loans and the Delayed Draw Term Loans.

“Term Loan Advance” means any Term Loan funds advanced under this Agreement.

“Term Loan Interest Rate” means for any day, (i) as to any SOFR Loan, the Adjusted Term SOFR for the Interest Period therefor, plus the Applicable Margin and (ii) as to any ABR Loan, the ABR plus the Applicable Margin.

“Term Loan Maturity Date” means August 15, 2029; provided that, if such date is a day other than a Business Day, the Term Loan Maturity Date shall instead be the preceding Business Day.

“Term Note” means a Secured Term Promissory Note in substantially the form of Exhibit B.

“Term SOFR” means,

(a)       for any calculation with respect to a SOFR Loan, the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Periodic Term SOFR Determination Day, and

(b)       for any calculation with respect to an ABR Loan on any day, the Term SOFR Reference Rate for a tenor of one month on the day (such day, the “ABR Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to such day, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any ABR Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such ABR Term SOFR Determination Day.

“Term SOFR Adjustment” means, for the calculation of Adjusted Term SOFR, a percentage equal to 0.15% per annum.

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Agent in its reasonable discretion).

“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

“Title IV Plan” means an Employee Benefit Plan subject to Title IV of ERISA, other than a Multiemployer Plan, to which any ERISA Affiliate incurs or otherwise has or would reasonably be expected to have any obligation or liabilities (including under Section 4069 of ERISA).

“Trade Secret License” means any written agreement pursuant to which (i) any Loan Party or Subsidiary is granted a right to use any Trade Secret owned or controlled by a third party or (ii) any Loan Party or Subsidiary grants a third party a right to use any Trade Secret owned or controlled by such Loan Party or Subsidiary, in each case of (i) and (ii), as may be amended from time to time.

“Trade Secrets” means all know-how, trade secrets and other proprietary or confidential information, any information of a scientific, technical, or business nature in any form or medium, inventions and invention disclosures, all documented research, developmental, demonstration or engineering work (including all novel manufacturing methods), and all other technical data and information related thereto.

“Trademark License” means any written agreement pursuant to which (i) any Loan Party or Subsidiary is granted a right to use any Trademark owned or controlled by a third party or (ii) any Loan Party or Subsidiary grants a third party a right to use any Trademark owned or controlled by such Loan Party or Subsidiary, in each case of (i) and (ii), as may be amended from time to time.

“Trademarks” means all trademarks, service marks, corporate names, logos, Internet domain names and other similar identifiers of origin, in each case, whether registered, arising under common law or otherwise, and any applications in connection therewith, including all (i) registrations, recordings and applications in the United States Patent and Trademark Office or in any similar office or agency of the U.S., the UK, Switzerland, or any other country or any political subdivision thereof and (ii) all rights whatsoever accruing thereunder or pertaining thereto throughout the world, together, in each case, with the goodwill of the business connected with the use thereof or symbolized thereby.

“Trading Day” means any day on which the Common Shares are traded for any period on the New York Stock Exchange, or if the Common Shares are no longer listed on the New York Stock Exchange on the other United States securities exchange or market on which the Common Shares are then being principally traded. If the Common Shares are not so listed or traded, then “Trading Day” means a Business Day.

“Type”, when used in reference to any Term Loan, refers to whether the rate of interest on such Term Loan is determined by reference to Adjusted Term SOFR or ABR.

“UCC” means the Uniform Commercial Code as the same is, from time to time, in effect in the State of New York; provided, that in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection or priority of, or remedies with respect to, Agent’s Lien on any Collateral is governed by the Uniform Commercial Code as the same is, from time to time, in effect in a jurisdiction other than the State of New York, then the term “UCC” shall mean the Uniform Commercial Code as in effect, from time to time, in such other jurisdiction solely for purposes of the provisions thereof relating to such attachment, perfection, priority or remedies and for purposes of definitions related to such provisions.

“UK” or “United Kingdom” means the United Kingdom of Great Britain and Northern Ireland.

“UK Bail-In Legislation” means Part I of the United Kingdom Banking Act 2009 and any other law or regulation applicable in the UK relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings).

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“Upstream or Cross-Stream Secured Obligations” has the meaning set forth in Section 11.22(a).

“U.S.” means the United Stated of America, including its territories.

“U.S. Government Securities Business Day” means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“U.S. Person” means any Person that is a “United States person” as defined in Section 7701(a)(30) of the Code.

“VAT” means (a) in relation to the UK, any value added tax imposed by the Value Added Tax Act 1994 and supplemental legislation and regulations, (b) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112), and (c) any other tax of a similar nature, whether imposed in the UK or in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) or (b) above, or imposed elsewhere.

“Warrant” means any of the Warrants to be delivered to the Lenders in accordance with Section 4.1(a), evidenced by an instrument substantially the form of Exhibit D hereto, as amended, replaced or otherwise modified pursuant to the terms thereof.

“Withholding Agent” means the Borrower and the Agent.

“Write-Down and Conversion Powers” means:

(i)       in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule;

(ii)       in relation to the UK Bail-In Legislation, any powers under that UK Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that UK Bail-In Legislation that are related to or ancillary to any of those powers; and

(iii)       in relation to any other applicable Bail-In Legislation:

(a)       any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(b)       any similar or analogous powers under that Bail-In Legislation.

“Yield Protection Premium” means with respect to any prepayment of all or any portion of the Term Loans, whether by optional or mandatory prepayment, acceleration or otherwise (in each case, other than any scheduled amortization payment), occurring (i) on or prior to the first anniversary of the Closing Date, an amount equal to the amount of interest that would have been paid on the principal amount of the Term Loans being so repaid or prepaid for the period from and including the date of such repayment or prepayment to but excluding the date that is the one (1) year anniversary of the Closing Date, plus five percent (5%) of the principal amount of the Term Loans being so repaid or prepaid, (ii) at any time after the first anniversary of the Closing Date but on or prior to the third anniversary of the Closing Date, an amount equal to five percent (5%) of the aggregate outstanding principal amount of the Term Loans being so repaid or prepaid, (iii) at any time after the third anniversary of the Closing Date but on or prior to the fourth anniversary of the Closing Date, an amount equal to two percent (2%) of the aggregate outstanding principal amount of the Term Loans being so repaid or prepaid and (iv) if the prepayment is made after the fourth anniversary of the Closing Date, 0%.

“ZYNLONTA” means any product that constitutes, incorporates, comprises, or contains loncastuximab tesirine, whether or not as the sole active ingredient, in all forms, presentations, and formulations (including manner of delivery and dosage).

Unless otherwise specified, all references in this Agreement or any Annex or Schedule hereto to a “Section,” “subsection,” “Exhibit,” “Annex,” or “Schedule” shall refer to the corresponding Section, subsection, Exhibit, Annex, or Schedule in or to this Agreement or the Disclosure Letter, as applicable. Unless otherwise specifically provided herein, any accounting term used in this Agreement or the other Loan Documents shall have the meaning customarily given such term in accordance with IFRS, and all financial computations hereunder shall be computed in accordance with IFRS consistently applied. If the Borrower requests an amendment to any provision hereof to eliminate the effect of (a) any change in IFRS or the application thereof or (b) the issuance of any new accounting rule or guidance or in the application thereof, in each case, occurring after the date of this Agreement, then the Lenders and the Borrower agree that they will negotiate in good faith amendments to the provisions of this Agreement that are directly affected by such change or issuance with the intent of having the respective positions of the Lenders and the Borrower after such change or issuance conform as nearly as possible to their respective positions as of the date of this Agreement and, until any such amendments have been agreed upon, (i) the provisions in this Agreement shall be calculated as if no such change or issuance has occurred and (ii) the Borrower shall provide to the Lenders a written reconciliation in form and substance reasonably satisfactory to the Lenders, between calculations of any baskets and other requirements hereunder before and after giving effect to such change or issuance.

1.2        Currency Exchange. For purposes of any determination under this Agreement measured in Dollars, all amounts incurred, outstanding or proposed to be incurred or outstanding in currencies other than Dollars shall be translated into Dollars at the spot rate for the purchase of Dollars for the applicable foreign currency as published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” or as made available by any other source reasonably acceptable to the Agent on the date of such determination; provided, however, that (a) for purposes of determining compliance with respect to the amount of any Indebtedness, Investment, transactions permitted by Sections 7.7 or 7.8 or judgment in a currency other than Dollars, no Default or Event of Default shall be deemed to have occurred as a result of changes in rates of exchange occurring after the time such Indebtedness is incurred, or asset disposition, Investment or transaction permitted by Section 7.7 is made, or such judgment entered, and (b) notwithstanding anything herein to the contrary, nothing in this paragraph changes, modifies or alters the obligations of any Loan Party to pay all amounts owed hereunder in the Dollar amount required hereunder notwithstanding any changes or other fluctuations with respect to any currency exchanged into Dollars.

1.3        Divisions. For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws) (a “Division”), if (a) any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) any new Person comes into existence, such new Person shall be deemed to have been organized or incorporated on the first date of its existence by the holders of its equity interests at such time.

1.4        Rates. The Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to ABR, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, ABR, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR or any other Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes. The Agent and its affiliates or other related entities may engage in transactions that affect the calculation of ABR, the Term SOFR Reference Rate, Term SOFR, Adjusted Term SOFR, any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Agent may select information sources or services in its reasonable discretion to ascertain ABR, the Term SOFR Reference Rate, Term SOFR, Adjusted Term SOFR or any other Benchmark, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

SECTION 2. THE LOAN

2.1        [Reserved].

2.2        Term Loans.

(a)   Initial Term Loans and Delayed Draw Loans.

(i)                 Initial Term Loans. Subject to the satisfaction or waiver of each of the conditions precedent set forth in Sections 4.1 and 4.2 and the other terms and conditions of this Agreement, Lender will severally (and not jointly) make in an amount not to exceed its respective Initial Term Loan Commitment, and Borrower agrees to draw a Term Loan Advance in an amount of up to $120,000,000 on the Closing Date. Immediately upon the drawing of such Term Loan Advance on the Closing Date, the Initial Term Loan Commitment of each Lender shall automatically be reduced to $0.

(ii)              Delayed Draw Term Loans. Subject to the satisfaction or waiver of each of the conditions precedent set forth in Section 4.2 and the other terms and conditions of this Agreement, Lender will severally (and not jointly) make in an amount not to exceed its respective Delayed Draw Term Loan Commitment, a Term Loan Advance in an amount of up to $55,000,000 at any time prior to the Delayed Draw Termination Date. Each drawing of Delayed Draw Term Loans shall be for an initial principal amount of either $27,500,000 or $55,000,000 (or, in each case, such lesser amount such that the condition precedent set forth in Section 4.2(f) is satisfied as of the applicable Advance Date). There shall be no more than 2 draws of Delayed Draw Term Loans in the aggregate.

(iii)            Termination of Delayed Draw Term Loan Commitments. Immediately upon the drawing of any Term Loan Advance of Delayed Draw Term Loans, the aggregate Delayed Draw Term Loan Commitment shall automatically be reduced by an amount equal to such Term Loan Advance. The Delayed Draw Term Loan Commitments shall automatically terminate in full upon the earliest to occur of (i) the making of the Delayed Draw Term Loans in the aggregate principal amount of the Delayed Draw Term Loan Commitment; (ii) the occurrence of any Event of Default and (iii) February 15, 2024 (such earliest date, the “Delayed Draw Termination Date”);

(iv)             The aggregate outstanding Term Loan Advances shall not exceed the aggregate Term Commitment.

(b)   Types of Term Loans. Subject to Section 2.12, the Term Loan Advances may be comprised of ABR Loans or SOFR Loans as the Borrower may request in accordance herewith. Each Lender at its option may make any Term Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Term Loan; provided that any exercise of such option shall not affect the obligation of the Borrower to repay such Term Loan in accordance with the terms of this Agreement.

(c)   Advance Request. To obtain a Term Loan Advance, Borrower shall complete, sign and deliver to the Agent an Advance Request by (i) with respect to a Term Loan Advance consisting of Initial Term Loans, 12:00 p.m. (A) at least one (1) Business Day before the Advance Date with respect to a Term Loan Advance comprised of ABR Loans, and (B) at least three (3) Business Days before the Advance Date with respect to a Term Loan Advance comprised of SOFR Loans and (ii) with respect to any Term Loan Advance consisting of Delayed Draw Term Loans, 12:00 p.m. at least fourteen (14) days before the Advance Date with respect to such Term Loan Advance; provided that any Advance Request may be revocable and conditioned on compliance with Section 4.2(f) being satisfied as of the applicable Advance Date. If no election as to the Type of Loan is specified in the applicable Advance Request, then the requested Term Loan Advance shall be of SOFR Loans, subject to the requirements as to timing of the Advance Request in the preceding sentence.

(d)   Term Loan Interest Rate. The principal balance shall bear interest thereon from the Closing Date in an amount equal to the product of the outstanding Term Loan principal balance multiplied by the Term Loan Interest Rate based on (i) in the case of ABR Loans, a year consisting of 365 or 366 days, as applicable, and (ii) in the case of SOFR Loans, a year consisting of 360 days, in each case with interest computed daily based on the actual number of days elapsed.

(e)   Payments.

(i)                 The Borrower shall pay to the Agent for the account of each Lender accrued but unpaid interest on the Term Loan on each Payment Date in cash, and upon the payment or prepayment of the Term Loan (on the principal amount being so paid or prepaid); provided that interest payable at the Default Rate shall also be payable in cash from time to time on demand by the Required Lenders.

(ii)              Notwithstanding the preceding clause (i), from the Closing Date until the third anniversary of the Closing Date, the Borrower may pay an amount of interest on the outstanding principal amount of Term Loans corresponding to up to 2.50% of the Term Loan Interest Rate in kind (in lieu of payment in cash) on each applicable Payment Date, by irrevocable written election of the Borrower to the Agent, to be delivered by 9:00 a.m. at least six (6) Business Days (or such shorter period as Required Lenders may agree) prior to such Interest Payment Date. The aggregate outstanding principal amount of the Term Loans shall be automatically increased without action by any person and capitalized on such Interest Payment Date by the amount of such interest paid in kind in accordance with this Section 2.2(e)(ii). For the avoidance of doubt, the portion of the interest payable pursuant to Section 2.2(e)(i) not paid in kind shall be paid in cash.

(iii)            The Borrower shall pay to the Agent for the account of each Lender the aggregate Term Loan principal balance: (A) on each Principal Payment Date occurring on or prior to August 15, 2027 an amount equal to one and one-quarter percent (1.25%) of the principal aggregate amount of Term Loans outstanding on the first Principal Payment Date, (B) on each Principal Payment Date thereafter other than the Term Loan Maturity Date, an amount equal to two and one-half percent (2.50%) of the principal aggregate amount of Term Loans outstanding on the first Principal Payment Date and (C) on the earlier of the Term Loan Maturity Date and the date of the acceleration of the Secured Obligations hereunder, all outstanding Secured Obligations in full (together with the Exit Fee, accrued and unpaid interest, and any other accrued and unpaid charges thereon and all other obligations due and payable by the Borrower under this Agreement).

(iv)             The Borrower shall make all payments under this Agreement without setoff, recoupment or deduction and regardless of any counterclaim or defense. Except as otherwise provided in this Agreement, each payment (including each repayment and prepayment) by the Borrower (other than fees payable pursuant to the Fee Letter, the Arranger Fee Letter and the Agency Fee Letter) will be deemed to be made ratably in accordance with each Lenders’ pro rata share of Term Commitments and applied ratably among the Term Loans. On any date occurring prior to the Term Loan Maturity Date that payment or prepayment in full of the Term Loans hereunder occurs, the Borrower shall pay in full in cash all outstanding Secured Obligations, which shall include the Yield Protection Premium, if applicable, and the Exit Fee.

(v)               Borrower shall pay to Agent: (i) on each payment date of all periodic obligations payable to the Lenders under the Term Loan Advances, such period obligations in full in immediately available funds and (ii) any reasonable and documented out of pocket legal fees and costs incurred by Agent or Lenders pursuant to the terms of Section 11.12 of this Agreement in full in immediately available funds so long as such legal fees and costs have been invoiced to the Borrower five Business Days prior to such Payment Date.

2.3        Interest Elections; Maximum Interest.

(a)   Elections by Borrower for Borrowings. Subject to Section 2.2, the Loans comprising each Term Loan initially shall be of the Type specified in the applicable Advance Request and, in the case of a SOFR Loan, shall have an Interest Period of three (3) months’ duration. Thereafter, the Borrower may elect to convert such Term Loan to a Term Loan of a different Type or to continue such Term Loan as a Term Loan of the same Type, all as provided in this Section 2.3.

(b)   Notice of Elections. Each such election pursuant to this Section shall be made upon the Borrower’s irrevocable notice to the Agent. Each such notice shall be in the form of a written Interest Election Request, appropriately completed and signed by an Authorized Officer of the Borrower, and must be received by the Agent not later than 12:00 p.m. (i) at least one (1) Business Day prior to the conversion of SOFR Loans to ABR Loans or the continuation of ABR Loans and (ii) at least three (3) Business Days prior to the conversion of ABR Loans to SOFR Loans, or the continuation of SOFR Loans.

(c)   Content of Interest Election Requests. Each Interest Election Request pursuant to this Section 2.3 shall specify the following information:

(i)                 the effective date of the election made pursuant to such Interest Election Request, which shall be the first day of the Interest Period immediately following delivery of such Interest Election Request pursuant to Section 2.3(b); and

(ii)              whether the resulting Term Loan is to be an ABR Loan or SOFR Loan; and

(d)   Notice by Agent to Lenders. The Agent shall advise each Lender of the details of an Interest Election Request no less than one (1) Business Day before the effective date of the election made pursuant to such Interest Election Request.

(e)   Failure to Make an Interest Election Request; Events of Default. If the Borrower fails to deliver a timely and complete Interest Election Request with respect to a SOFR Loan prior to the end of the Interest Period therefor, then, unless such SOFR Loan is repaid as provided herein, the Borrower shall be deemed to have selected that such SOFR Borrowing shall automatically be continued as a SOFR Loan at the end of such Interest Period. Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and the Agent so notifies the Borrower, then, so long as such Event of Default is continuing (i) no outstanding Term Loan may be converted to or continued as a SOFR Loan and (ii) unless repaid as provided herein, each SOFR Loan shall automatically be converted to an ABR Loan at the end of the Interest Period therefor.

(f)    Notwithstanding any provision in this Agreement or any other Loan Document, it is the parties’ intent not to contract for, charge or receive interest at a rate that is greater than the maximum rate permissible by law that a court of competent jurisdiction shall deem applicable hereto (which under the laws of the State of New York shall be deemed to be the laws relating to permissible rates of interest on commercial loans) (the “Maximum Rate”). If a court of competent jurisdiction shall finally determine that the Borrower has actually paid to Lender an amount of interest in excess of the amount that would have been payable if all of the Secured Obligations had at all times borne interest at the Maximum Rate, then such excess interest actually paid by the Borrower shall be applied as follows: first, to the payment of the Secured Obligations consisting of the outstanding principal; second, after all principal is repaid, to the payment of Lender’s accrued interest, costs, expenses, professional fees and any other Secured Obligations; and third, after all Secured Obligations are repaid, the excess (if any) shall be refunded to Borrower.

2.4        Default Interest. Upon the occurrence and during the continuation of an Event of Default hereunder, all outstanding principal, interest and compounded interest shall bear interest at a rate per annum equal to the rate set forth in Section 2.2(d) plus 2.00% per annum (“Default Rate”).

2.5        Recalculation of Interest. If a Tax deduction is required by Swiss law to be made by a Swiss Obligor in respect of any interest payable by it under this Agreement and should paragraph (b) of Section 2.11 be unenforceable for any reason, the applicable interest rate in relation to that interest payment shall be (i) the interest rate which would have applied to that interest payment (as provided for in Section 2.2) in the absence of this Section 2.5 divided by (ii) one (1) minus the rate at which the relevant Tax deduction is required to be made (where the rate at which the relevant Tax deduction is required to be made is for this purpose expressed as a fraction of one (1) rather than as a percentage) and (a) that the Swiss Obligor shall be obliged to pay the relevant interest at the adjusted rate in accordance with this Section 2.5 and (b) all references to a rate of interest in Section 2.2 shall be construed accordingly. Unless an Event of Default has occurred and is continuing, no recalculation of interest shall be made under this Section 2.5 with respect to a specific Lender if the Non-Bank Rules would not have been violated if (i) such Lender which is not a Permitted Non-Qualifying Bank Lender in relation to which the Swiss Obligor makes the payment, was a Swiss Qualifying Bank but on that date that Lender is not or has ceased to be a Swiss Qualifying Bank other than as a result of any change of law after the date it became a Lender under the Agreement or (ii) such Lender, in relation to which the Swiss Obligor makes the payment, had complied with its obligations under Section 11.7 and Section 11.8. The Swiss Obligor will provide to the Lender those documents which are required by law and applicable double taxation treaties to be provided by the payer of such tax for each relevant Lender to prepare a claim for refund of Swiss Withholding Tax. Each Lender undertakes to collaborate with the Swiss Obligor and use its reasonable commercial efforts to timely file a claim for refund of Swiss Withholding Tax. In the event Swiss Withholding Tax is refunded to the Lender by the Swiss Federal Tax Administration, the relevant Lender shall forward, after deduction of costs, such amount to the applicable Swiss Obligor.

2.6        Prepayments.

(a)   Optional Prepayments. At its sole option upon at least five Business Days prior written notice to Agent (not later than 2:00 p.m. (New York City time)) (or such shorter notice period as reasonably agreed to by the Required Lenders), the Borrower may prepay in whole or in part the outstanding principal amount of the Term Loans, including all accrued and unpaid interest with respect to the principal being repaid, any Yield Protection Premium (if applicable), the Exit Fee, any SOFR funding breakage costs in accordance with Section 2.7 and all other fees and amounts owing under the Loan Documents at such time; provided that each partial prepayment of principal of Term Loans shall be in an aggregate amount at least equal to $5,000,000 and integral multiples of $1,000,000 in excess thereof.

(b)   Mandatory Prepayments.

(i)                 Casualty Events or Asset Sales. Upon the occurrence of any Prepayment Event (in the case of a Casualty Event, for which the Net Cash Proceeds from such individual Casualty Event exceeds $2,000,000, or which causes the aggregate total of Net Cash Proceeds from all such Casualty Events to exceed $5,000,000), the Borrower shall make a mandatory prepayment of the Term Loans in an amount equal to the sum of (A) one hundred percent (100%) of the Net Cash Proceeds received by the Borrower or any of its Subsidiaries with respect to such Prepayment Event, (B) any accrued but unpaid interest on any principal amount of the Term Loans being prepaid and (C) any applicable Yield Protection Premium and Exit Fee, any SOFR funding breakage costs in accordance with Section 2.7 and all other fees and amounts owing under the Loan Documents at such time; provided that, notwithstanding the foregoing, so long as no Default or Event of Default has occurred and is continuing or would result therefrom, the Loan Parties may reinvest all or any portion of such Net Cash Proceeds received in a Casualty Event in assets used or useful in the Loan Parties’ business so long as within 12 months (or within 18 months following receipt thereof if a contractual commitment to reinvest is entered into within 12 months following receipt thereof) after the receipt of such Net Cash Proceeds, such reinvestment shall have been consummated, and, for the avoidance of doubt, any amount so reinvested shall not be subject to prepayment under this Agreement; provided, further, that in the event any Net Cash Proceeds of a Casualty Event are not reinvested by the Borrower prior to the earlier of (x) the last day of such 12-month period (or 18-month period, as the case may be) and (y) the date of the occurrence of an Event of Default, the Borrower shall prepay the Term Loans in an amount equal to such Net Cash Proceeds as set forth above.

(ii)              Out-Licensing Agreements. Upon the receipt by any Loan Party or any Subsidiary of any Cash proceeds pursuant to an Out-Licensing Agreement, the Borrower shall make a mandatory prepayment of the Term Loans in an amount equal to the sum of:

(A):

(1) with respect to any Permitted Out-Licensing Agreement that includes any Borrower IP related to Cami in any field in the U.S., if at the time any Cash proceeds are received pursuant to such Permitted Out-Licensing Agreement: (x) LTM ZYNLONTA Sales are greater than or equal to $155,000,000, 40% of such gross Cash proceeds and (y) LTM ZYNLONTA Sales are less than $155,000,000, 60% of such gross Cash proceeds,

(2) with respect to all other Permitted Out-Licensing Agreements (other than Excluded Out-Licensing Agreements), if the aggregate gross Cash proceeds receivable from the applicable Permitted Out-Licensing Agreement exceeds $50,000,000, 30% of any and all gross Cash proceeds from such Out-Licensing Agreement, and

(3) with respect to any Out-Licensing Agreement that is not a Permitted Out-Licensing Agreement, 100% of any and all gross Cash proceeds from such Out-Licensing Agreement,

(B) any accrued but unpaid interest on any principal amount of the Term Loans being prepaid,

(C) any applicable Yield Protection Premium, any SOFR funding breakage costs in accordance with Section 2.7, and all other fees and amounts owing under the Loan Documents at such time and

(D) with respect to a prepayment of Cash proceeds of an Out-Licensing Agreement that is not a Permitted Out-Licensing Agreement, any applicable Exit Fee.

(iii)            Debt Issuances. Immediately upon receipt by any Loan Party or any of its Subsidiaries of proceeds from any issuance, incurrence or assumption of Indebtedness other than Permitted Indebtedness, on or after the Closing Date, the Borrower shall prepay the Term Loans and other Secured Obligations in an amount equal to 100% of the net cash proceeds received, plus the Yield Protection Premium with respect to such prepayment, if applicable, and the applicable Exit Fee, any SOFR funding breakage costs in accordance with Section 2.7, and all other fees and amounts owing under the Loan Documents at such time with respect to such prepayment.

(iv)             Notice. The Borrower shall deliver to Agent a written notice of mandatory prepayment not later than 2:00 p.m. (New York City time) on a date not less than three (3) Business Days (or such shorter period agreed by the Required Lenders) prior to the required prepayment date; provided that the Borrower’s failure to deliver such notice shall not affect its obligation to make such mandatory prepayment. Each notice of mandatory prepayment shall specify the proposed prepayment date, the total amount of the mandatory prepayment, the principal amount to be prepaid and the subsection under which the prepayment is required. The Required Lenders may waive any mandatory prepayment in their sole discretion.

(c)   Application. All prepayments of the Term Loans shall be applied to principal installments on the Loans in the inverse order of maturity.

(d)   Yield Protection Premium. Without limiting the foregoing, whenever the Yield Protection Premium is in effect and payable pursuant to the terms hereof or any other Loan Document, such Yield Protection Premium shall be payable on each prepayment of all or any portion of the Term Loans, whether by optional or mandatory prepayment, acceleration or otherwise (other than any scheduled amortization payment).

2.7        SOFR Breakage. In the event of (a)  the payment of any principal of any SOFR Loan other than on the last day of the Interest Period applicable thereto (including as a result of an Event of Default), (b) the conversion of any SOFR Loan other than on the last day of the Interest Period applicable thereto (including as a result of an Event of Default), or (c) the failure to borrow, convert, continue or prepay any SOFR Loan on the date specified in any notice delivered pursuant hereto, then, in any such event, the Borrower shall compensate each Lender for any loss, cost and expense attributable to such event, including any loss, cost or expense arising from the liquidation or redeployment of funds or from any fees payable. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section 2.7 shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within ten (10) days after receipt thereof.

2.8        Exit Fee; Exit Fee. Upon any payment or prepayment in full or in part of the Term Loans hereunder, whether voluntary or involuntary (other than any mandatory prepayments under Section 2.6(b)(ii)(A)(1) or (2)), prior to, on or after the Term Loan Maturity Date or following the acceleration of the Secured Obligations hereunder, including as a result of the commencement of any Insolvency Proceeding, the Borrower shall pay to each of the Lenders for its own account the Exit Fee, in the amount specified in the Fee Letter. The Exit Fee shall be earned, due and payable immediately upon any such payment or prepayment, and shall be in addition to any accrued and unpaid interest, reimbursement obligations, Yield Protection Premium or other amounts payable in connection therewith.

2.9        Notes. If so requested by any Lender by written notice to the Borrower, then the Borrower shall execute and deliver to such Lender (and/or, if applicable and if so specified in such notice, to any Person who is an assignee of such Lender pursuant to Section 11.14) (promptly after the Borrower’s receipt of such notice) a Note or Notes to evidence such Lender’s Loans.

2.10    Pro Rata Treatment. Each payment (including prepayment) on account of any fee and any reduction of the Term Loans shall be made pro rata according to the Term Commitments of the relevant Lender.

2.11    Taxes.

(a)   Defined Terms. For purposes of this Section 2.11, the term “applicable law” includes FATCA.

(b)   Payments Free of Taxes. Any and all payments by or on account of any obligation of any Loan Party under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by applicable law. If any applicable law (as determined in the good faith discretion of an applicable Withholding Agent) requires the deduction or withholding of any Tax from any such payment by a Withholding Agent, then the applicable Withholding Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an

Indemnified Tax, then the sum payable by the applicable Loan Party shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section) the Lender or Agent, as applicable, receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(c)   Payment of Other Taxes by the Loan Parties. The Loan Parties shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of the Agent timely reimburse it for the payment of, any Other Taxes.

(d)   Indemnification by the Loan Parties. The Loan Parties shall jointly and severally indemnify the Lender or Agent, as applicable, within 10 days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) payable or paid by such Lender or Agent, as applicable, or required to be withheld or deducted from a payment to such Lender or Agent, as applicable, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Agent), or by the Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(e)   Indemnification by the Lenders. Each Lender shall severally indemnify the Agent, within 10 days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 11.8(b) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Agent to the Lender from any other source against any amount due to the Agent under this paragraph (e).

(f)    Evidence of Payments. As soon as practicable after any payment of Taxes by any Loan Party to a Governmental Authority pursuant to this Section 2.11, such Loan Party shall deliver to the Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Agent.

(g)   Status of Lenders.

(i)                 Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrower and the Agent, at the time or times reasonably requested by the Borrower or the Agent, such properly completed and executed documentation reasonably requested by Borrower or the Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower or the Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrower or the Agent as will enable the Borrower or the Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in paragraphs (g)(ii) of this Section) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii)              Without limiting the generality of the foregoing:

1.                  any Lender shall deliver to the Agent on or about the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request the Agent), executed copies of IRS Form W-9 or W-8 certifying that such Lender is exempt from U.S. federal backup withholding tax; and

2.                  if a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Agent as may be necessary for the Borrower and the Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount, if any, to deduct and withhold from such payment. Solely for purposes of this clause (4), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

(iii)            Each Lender agrees that if any form or certification it previously delivered has expired or become obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify Borrower and Agent in writing of its legal inability to do so.

(iv)             Each Lender shall confirm that it is either a Qualifying Bank or, if it is not a Qualifying Bank, is considered as 1 (one) creditor only for the purposes of the Non-Bank Rules.

(h)   Treatment of Certain Refunds.

If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 2.11 (including by the payment of additional amounts pursuant to this Section 2.11), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this paragraph (h) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (h), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (h) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(i)     Swiss Qualifying Bank.

(i)                 Each Lender which becomes a party to this Agreement after the Closing Date shall confirm, prior to becoming party to such Agreement, for the benefit of the Agent and without liability to the Borrower, which of the following categories it falls in:

1.	not a Swiss Qualifying Bank (but considered as 1 (one) creditor only for the purposes of the Non-Bank Rules);

2.	a Swiss Qualifying Bank.

(j)     Increased Costs. If any Change in Law shall subject any Lender or the Agent to any Taxes (other than (i) Indemnified Taxes, (ii) Taxes described in the definition of Excluded Taxes (other than in clause (a) of the definition of Excluded Taxes) and (iii)

Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes) on its Loans, Term Commitments or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto, and the result of any of the foregoing shall be to increase the cost to such Lender or the Agent of making, converting to, continuing or maintaining any Loan or of maintaining its obligation to make any such Loan, or to reduce the amount of any sum received or receivable by such Lender or the Agent hereunder (whether of principal, interest or any other amount) then, upon request of such Lender or the Agent, the Borrower will pay to such Lender or Agent, as the case may be, such additional amount or amounts as will compensate such Lender or Agent, as the case may be, for such additional costs incurred or reduction suffered.

(k)   U.S. Tax Reporting. For U.S. federal income tax purposes, the Lender and Borrower agree to allocate the Warrant entirely to the term Loan Advance consisting of Initial Term Loans, and shall mutually in good faith determine what portion of such Term Loan Advance amount is allocable to the Warrant (and thereby constitutes original issue discount on the Initial Term Loan) within 30 days after the Closing Date. Additionally, for the avoidance of doubt, the Borrower agrees not to treat the Term Loan as a “contingent payment debt instrument” for U.S. federal income tax purposes. The Lender and Borrower shall consult in good faith to mutually determine (within 30 days after the applicable Advance Date) the reporting of any “original issue discount” for U.S. federal income tax purposes; provided that, Borrower shall not make any US tax information reporting regarding the amount of “original issue discount” without consulting Lender.

(l)     Value Added Tax

(i)                 All amounts expressed to be payable under any Loan Document by any Party to a Lender which (in whole or in part) constitute the consideration for any supply for VAT purposes are deemed to be exclusive of any VAT which is chargeable on that supply, and accordingly, subject to paragraph (ii) below, if VAT is or becomes chargeable on any supply made by any Lender to any Party under a Loan Document and such Lender is required to account to the relevant tax authority for the VAT, that Party must pay to such Lender (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of the VAT (and such Lender must promptly provide an appropriate VAT invoice to that Party).

(ii)              If VAT is or becomes chargeable on any supply made by any Lender (the “Payee”) to any other Lender (the “Payor”) under a Loan Document, and any Party other than the Payor (the “Relevant Party”) is required by the terms of any Loan Document to pay an amount equal to the consideration for that supply to the Payee (rather than being required to reimburse or indemnify the Payor in respect of that consideration):

1.	(where the Payee is the person required to account to the relevant tax authority for the VAT) the Relevant Party must also pay to the

Payee (at the same time as paying that amount) an additional amount equal to the amount of the VAT. The Payor must (where this paragraph (i) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Payor receives from the relevant tax authority which the Payor reasonably determines relates to the VAT chargeable on that supply; and

2.	(where the Payor is the person required to account to the relevant tax authority for the VAT) the Relevant Party must promptly, following demand from the Payor, pay to the Payor an amount equal to the VAT chargeable on that supply but only to the extent that the Payor reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that VAT.

(iii)            Where a Loan Document requires any Party to reimburse or indemnify a Lender for any cost or expense, that Party shall reimburse or indemnify (as the case may be) such Lender for the full amount of such cost or expense, including such part thereof as represents VAT, save to the extent that such Lender reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority.

(iv)             In relation to any supply made by a Lender to any Party under a Loan Document, if reasonably requested by such Lender, that Party must promptly provide such Lender with details of that Party’s VAT registration and such other information as is reasonably requested in connection with such Lender’s VAT reporting requirements in relation to such supply.

(v)               Any reference in this Section 2.11(l) to any party shall, at any time when such party is treated as a member of a group for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the person who is treated as making the supply or (as appropriate) receiving the supply under the grouping rules (as provided for in Article 11 of the Council Directive 2006/112/EC (or as implemented by the relevant member state of the European Union or any other similar provision in any jurisdiction which is not a member state of the European Union)) (including, for the avoidance of doubt, in accordance with section 43 of the UK Value Added Tax Act 1994) so that a reference to a Party shall be construed as a reference to that Party or the relevant group or unity (or fiscal unity) of which that Party is a member for VAT purposes at the relevant time or the relevant member (or head) of that group or unity (or fiscal unity) at the relevant time (as the case may be).

(m) Survival. Each party’s obligations under this Section 2.11 shall survive the resignation or replacement of the Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Term Commitment and the repayment, satisfaction or discharge of all obligations under any Loan Document.

2.12          Term SOFR Lending Unlawful; Inability to Determine Rates.

(a)               If any Lender determines that any law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable lending office to make, maintain or fund Loans whose interest is determined by reference to SOFR, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR, or to determine or charge interest based upon SOFR, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR, then, upon notice thereof by such Lender to the Borrower (through the Agent) (an “Illegality Notice”), (a) any obligation of the Lenders to make SOFR Loans, and any right of the Borrower to continue SOFR Loans or to convert ABR Loans to SOFR Loans, shall be suspended, and (b) the interest rate on which ABR Loans shall, if necessary to avoid such illegality, be determined by the Agent without reference to clause (c) of the definition of “ABR”, in each case until each affected Lender notifies the Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of an Illegality Notice, the Borrower shall, if necessary to avoid such illegality, upon demand from any Lender (with a copy to the Agent), prepay or, if applicable, convert all SOFR Loans to ABR Loans (the interest rate on which ABR Loans shall, if necessary to avoid such illegality, be determined by the Agent without reference to clause (c) of the definition of “ABR”), on the last day of the Interest Period therefor, if all affected Lenders may lawfully continue to maintain such SOFR Loans to such day, or immediately, if any Lender may not lawfully continue to maintain such SOFR Loans to such day, in each case until the Agent is advised in writing by each affected Lender that it is no longer illegal for such Lender to determine or charge interest rates based upon SOFR, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted, together with any additional amounts required pursuant to Section 2.7.

(b)               Subject to Section 2.13, if, on or prior to the first day of any Interest Period for any SOFR Loan the Agent determines (which determination shall be conclusive and binding absent manifest error) that “Adjusted Term SOFR” cannot be determined pursuant to the definition thereof, the Required Lenders determine that for any reason in connection with any request for a SOFR Loan or a conversion thereto or a continuation thereof that Adjusted Term SOFR for any requested Interest Period with respect to a proposed SOFR Loan does not adequately and fairly reflect the cost to such Lenders of making and maintaining such Loan, and the Required Lenders have provided notice of such determination to the Agent, the Agent will promptly so notify the Borrower and each Lender.

Upon notice thereof by the Agent to the Borrower, any obligation of the Lenders to make SOFR Loans, and any right of the Borrower to continue SOFR Loans or to convert ABR Loans to SOFR Loans, shall be suspended (to the extent of the affected SOFR Loans) until the Agent (with respect to clause (b), at the instruction of the Required Lenders) revokes such notice. Upon receipt of such notice, (i) the Borrower may revoke any pending request for a borrowing of, conversion to or continuation of SOFR Loans (to the extent of the affected SOFR Loans) or, failing that, the Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion to ABR Loans in the amount specified therein and (ii) any outstanding affected SOFR Loans will be deemed to have been converted into ABR Loans at the end of the applicable Interest Period. Upon any such conversion, the Borrower shall also pay accrued interest on the amount so converted, together with any additional amounts required pursuant to Section 2.7. Subject to Section 2.13, if the Agent determines (which determination shall be conclusive and binding absent manifest error) that “Adjusted Term SOFR” cannot be determined pursuant to the definition thereof on any given day, the interest rate on ABR Loans shall be determined by the Agent without reference to clause (c) of the definition of “ABR” until the Agent revokes such determination.

2.13          Benchmark Replacement Setting.

(a)               Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document, upon the occurrence of a Benchmark Transition Event, the Agent and the Borrower may amend this Agreement to replace the then-current Benchmark with a Benchmark Replacement. Any such amendment with respect to a Benchmark Transition Event will become effective at 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the Agent has posted such proposed amendment to all affected Lenders and the Borrower so long as the Agent has not received, by such time, written notice of objection to such amendment from Lenders comprising the Required Lenders. No replacement of a Benchmark with a Benchmark Replacement pursuant to this Section 2.13(a) will occur prior to the applicable Benchmark Transition Start Date.

(b)               Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(c)               Notices; Standards for Decisions and Determinations. The Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Agent will notify the Borrower of (x) the removal or reinstatement of any tenor of a Benchmark pursuant to Section 2.13(d) and (y) the commencement of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 2.13, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 2.13.

(d)               Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor. If all tenors of the applicable Benchmark are removed from the definition of “Interest Period” pursuant to clause (i) of this Section 2.13(d), the obligation of the Lenders to make Term Loans under such Benchmark, and any right of the Borrower to continue Term Loans in or to convert Term Loans to such Benchmark, shall be suspended until a tenor for such Benchmark is reinstated pursuant to clause (ii) of this Section 2.13(d). Upon the Borrower’s receipt of notice of the removal of all tenors of the applicable Benchmark, the Borrower may revoke any pending request for a borrowing of, conversion to or continuation of Term Loans in such Benchmark to be made, converted or continued prior to the reinstatement of a tenor of such Benchmark and, failing that, the Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion or continuation to ABR Loans.

(e)               Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any pending request for a borrowing of, conversion to or continuation of SOFR Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion or continuation to ABR Loans. During a Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of ABR based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of ABR.

SECTION 3. [RESERVED]

SECTION 4. CONDITIONS PRECEDENT TO LOAN

The obligations of Lender to make the Loan hereunder are subject to the satisfaction by Borrower of the following conditions:

4.1        Closing Date. On or prior to the Closing Date, Borrower shall have delivered to Agent the following:

(a)   executed copies of each of the Loan Documents, a legal opinion of each of Loan Party’s United States and Swiss counsel and Agent’s English counsel, and all other documents and instruments reasonably required by Required Lenders to effectuate the transactions contemplated hereby, subject to Section 4.3 and the Agreed Security Principles, to create and perfect the Liens of Agent with respect to all Collateral (including all other Perfection Requirements, including, without limitation, delivery of UCC financing statements), in all cases in form and substance reasonably acceptable to the Required Lenders;

(b)   certified copies of resolutions of each of the Loan Parties’ respective Boards of Directors (and shareholders with respect to ADC UK) evidencing, as applicable (i) approval of the entry into the Loan Documents, the borrowing of the Loan, the guaranteeing of the Secured Obligations, the granting of liens and security interests under the Security Documents and the other transactions evidenced by the Loan Documents; (ii) authorizing the issuance of the Warrants; (iii) authorizing a specified person or persons to execute the Loan Documents to which it is a party on its behalf; (iv) authorizing a specified person or persons, on its behalf, to sign and/or dispatch all documents and notices (including, if relevant, any Advance Request or other relevant notice) to be signed and/or dispatched by it under or in connection with the Loan Documents to which it is a party;

(c)   with respect to ADC UK, certificates (as customary in the jurisdiction of ADC UK and containing specimen signatures) of a director confirming that guaranteeing or securing the Loans would not cause any guaranteeing, securing or similar limit binding on ADC UK to be exceeded and certifying that each copy document relating to it specified in this Section 4, is correct, complete and the original of such copy document, is in full force and effect and has not been amended or superseded as at a date no earlier than the Closing Date;

(d)   the Agent shall have received a process letter with respect to each Loan Party organized or incorporated outside of the United States of America as of the Closing Date, appointing C T Corporation System, located at 111 Eighth Avenue, New York, NY 10011, or other agent reasonably acceptable to the Required Lenders, as its agent for the purpose of receiving and forwarding service of any process in the United States;

(e)   certified copies of the constitutional documents and the bylaws (or other equivalent governing document), as amended through the Closing Date, of each Loan Party in form and substance reasonably satisfactory to the Required Lenders;

(f)    a certificate of good standing (or foreign equivalent, if applicable) for each Loan Party (other than ADC UK or any Swiss Obligor), from its jurisdiction of organization and similar certificates from all other jurisdictions in which it does business and where the failure to be qualified would reasonably be expected to have a Material Adverse Effect;

(g)   reasonably satisfactory UCC and other Lien searches in respect of each of the Loan Parties (which searches shall be at Borrower’s sole expense in accordance with Section 11.12);

(h)   [reserved];

(i)     payment of all reasonable and documented out-of-pocket fees, costs and expenses due and payable to the Agent and each Lender pursuant to the Fee Letter, the Arranger Fee Letter and the Agency Fee Letter, and reimbursement of Agent’s and each Lender’s current expenses reimbursable pursuant to Section 11.12 of this Agreement, including all reasonable and documented out-of-pocket closing costs and fees and all unpaid reasonable expenses of the Agent and the Lenders incurred in connection with this Agreement (including the Agent’s and the Lenders’ legal fees and expenses);

(j)     evidence of the repayment in full and termination of the Refinanced Facility and release of all security interests granted in connection therewith, in form and substance reasonably satisfactory to the Required Lenders;

(k)   all documentation and other information required by bank regulatory authorities under applicable “know your customer” and Anti-Terrorism Laws, including a beneficial ownership certificate and duly executed IRS Form W-8 (or other applicable tax forms) for the Borrower; and

(l)     the Agent shall have received a solvency certificate, substantially in the form of Exhibit C, duly executed and delivered by the chief financial officer or chief executive officer of the Borrower, dated as of the Closing Date, in form and substance reasonably satisfactory to the Required Lenders.

4.2        All Advances. On or prior to each Advance Date:

(a)   the Agent shall have received an Advance Request as required by Section 2.2(c), duly executed by an Authorized Officer of the Borrower, and such Advance Request shall be deemed to constitute a representation and warranty by the Borrower on the date of delivery thereof and on the applicable Advance Date as to the matters specified in paragraphs (b) through (d) of this Section 4.2 and as to the matters set forth in the Advance Request;

(b)   the representations and warranties set forth in this Agreement and the other Loan Documents shall be true and correct in all material respects (or, if such representation or warranty is already qualified as to materiality or Material Adverse Effect, in all respects) on and as of the applicable Advance Date with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date;

(c)   the Loan Parties shall be in compliance with all the terms and provisions set forth herein and in each other Loan Document on its part to be observed or performed, and at the time of and immediately after such Term Loan Advance no Default or Event of Default shall have occurred and be continuing;

(d)   as of the applicable Advance Date, no event that has had or would reasonably be expected to have a Material Adverse Effect shall have occurred and be continuing;

(e)   the Borrower shall have payment of all reasonable and documented out-of-pocket fees, costs and expenses due and payable to the Agent and each Lender pursuant to the Fee Letter, the Arranger Fee Letter and the Agency Fee Letter, and reimbursement of Agent’s and each Lender’s current expenses reimbursable pursuant to Section 11.12 of this Agreement, including all reasonable and documented out-of-pocket closing costs and fees and all unpaid reasonable expenses of the Agent and the Lenders incurred in connection with this Agreement (including the Agent’s and the Lenders’ legal fees and expenses);

(f)    the Agent shall have received a certificate of an Authorized Officer, certifying that, both before and immediately after giving effect to the applicable Term Loan Advance, the Borrower is and will be in compliance with the HealthCare Royalty Agreement, attaching a calculation in form and substance satisfactory to the Lenders with respect to clause (b)(ii) of the definition of “Permitted Indebtedness” in the HealthCare Royalty Agreement; and

(g)   solely with respect to any Delayed Draw Term Loans, the Agent and the Lenders shall have received such other documents as the Agent or the Required Lenders may reasonably request and required to be delivered under the Loan Documents.

4.3        Post-Close Obligations.

(a)   Within 30 days after the Closing Date (or such later date as the Agent may agree in its sole discretion) the Borrower shall deliver to the Agent the insurance policies and endorsements required by Section 6.2, in form and substance reasonably satisfactory to the Agent.

(b)   Within 5 Business Days after the Closing Date (or such later date as the Agent may agree in its sole discretion) the Borrower shall deliver to the Agent (i) any certificated securities (accompanied, if applicable, by stock powers or stock transfer forms executed in blank) and (ii) all certificates of insurance required by Section 6.2.

(c)   (i) with respect to the Deposit Accounts, Securities Accounts and Commodity Accounts of the Loan Parties existing on the Closing Date and located in the U.S. (other than Excluded Accounts), within 45 days after the Closing Date (or such later date as the Agent may agree in their sole discretion), the Loan Parties shall comply with the provisions of Section 7.12 with regard to such accounts and (ii) with respect to the Deposit Accounts, Securities Accounts and Commodity Accounts of the Loan Parties existing on the Closing Date and located outside of the U.S. (other than Excluded Accounts), within the time period therefor in the Swiss Security Documents or the Debenture (as applicable), the Loan Parties shall comply with the provisions of Section 7.12 with regard to such accounts.

SECTION 5. REPRESENTATIONS AND WARRANTIES OF THE LOAN PARTIES

Each Loan Party represents and warrants that:

5.1        Corporate Status. Each Loan Party is a corporation duly organized, legally existing and in good standing, as applicable, under the laws of (a) Switzerland (with respect to the Borrower), (b) England and Wales (with respect to ADC UK), (c) Delaware (with respect to ADC USA) or (d) with respect to any other Loan Party, such Loan Party’s jurisdiction of organization, incorporation or formation, as applicable, and is duly qualified as a foreign corporation in all jurisdictions in which the nature of its business or location of its properties require such qualifications and where the failure to be qualified would reasonably be expected to have a Material Adverse Effect. Each Loan Party’s present name, former names (if any), locations, place of formation or incorporation, tax identification number, organizational or incorporation identification number (if any) and other information are correctly set forth in Exhibit C to the Disclosure Letter, as may be updated by the Loan Parties in a written notice (including as set forth in any Compliance Certificate) provided to Agent after the Closing Date.

5.2        Collateral. Each Loan Party has good and valid rights in or power to transfer the Collateral owned by it and title to Collateral with which it has purported to grant a security interest hereunder or under any other Loan Document, free of all Liens, except for Permitted Liens. Each Loan Party has the power and authority to grant to Agent a Lien in the Collateral as security for the Secured Obligations.

5.3        Consents.

(a)   Each Loan Party’s execution, delivery and performance of this Agreement and all other Loan Documents, (i) have been duly authorized by all necessary corporate action of such Loan Party, (ii) will not result in the creation or imposition of any Lien upon the Collateral, other than Permitted Liens and the Liens created by this Agreement and the other Loan Documents, (iii) do not violate any provisions of such Loan Party’s constitutional documents, trust deeds, or other Organizational Documents (as applicable), bylaws or other equivalent governing document, or any law, regulation, order, injunction, judgment, decree or writ to which such Loan Party is subject, and (iv) except as described on Schedule 5.3 to the Disclosure Letter, do not violate any material contract or agreement, including any Material Agreements, or require any material consent or approval of any other Person which has not already been obtained. The individual or individuals executing the Loan Documents are duly authorized to do so.

(b)   Each Loan Party holds, and is operating in compliance in all material respects with, (i) all franchises, grants, authorizations, licenses, permits, easements, consents, certificates and orders of any Governmental Authority (collectively, “Required Authorizations”) required for the conduct of its business and (ii) all Required Authorizations are valid and in full force and effect, except, with respect to this clause (ii), as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. No authorization of, or registration, notice or filing with, any

Governmental Authority is required for (A) the execution, delivery and performance of any of the Loan Documents, and (B) the consummation by any Loan Party of the transactions contemplated hereby or thereby, except for (1) such as have already been obtained or made prior to the Closing Date that are, to the extent applicable, in full force and effect, (2) those required in connection with the exercise of remedies in respect of the Collateral, (3) other authorizations, registrations or filings the failure of which to obtain or make, individually or in the aggregate, has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, (4) pursuant to applicable federal and state securities laws, rules and regulations and (5) filings expressly contemplated by, or in connection with, the Security Documents.

(c)   With respect to each English Loan Party, under the laws of its relevant jurisdiction it is not necessary that the Loan Documents be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration, notarial or similar Taxes or fees be paid on or in relation to the Loan Documents or the transactions contemplated by the Loan Documents except registration of particulars of any Security Documents entered into by such English Loan Party at Companies House in England and Wales under section 859A of the UK Companies Act 2006.

5.4        Material Adverse Effect; Default.

(a)   Since December 31, 2021, no event that has had or would reasonably be expected to have a Material Adverse Effect has occurred and is continuing. No Loan Party is aware of any event that is reasonably expected to result in a Material Adverse Effect.

(b)   No Default or Event of Default has occurred or will result from the transactions contemplated by the Loan Documents.

5.5        Litigation. No Proceeding is pending before or, to the knowledge of the Loan Parties, threatened by, any Governmental Authority (a) against any Loan Party, (b) that purports to affect or pertain to the Loan Documents, the transactions contemplated hereby or thereby or (c) that has as the subject thereof any assets owned by any Loan Party or any of its Subsidiaries, in each case of clause (a) through clause (c), that would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. No injunction, writ, temporary restraining order or any order of any nature has been issued by any court or other Governmental Authority purporting to enjoin or restrain the execution, delivery or performance of this Agreement or any other Loan Document or directing that material terms of the transactions provided for herein or therein not be consummated as herein or therein provided.

5.6        Laws.

(a)               No Loan Party nor any of its Subsidiaries is in violation of any law, rule or regulation, or in default with respect to any judgment, writ, injunction or decree of any Governmental Authority, where such violation or default is reasonably expected to result in a Material Adverse Effect. Attached as Schedule 1E to the Disclosure Letter is a true, complete and correct list of all Material Agreements of any Loan Party and/or any of its Subsidiaries, as may be updated by the Loan Parties in a written notice (including as set forth in any Compliance Certificate) provided to Agent after the Closing Date. No Loan Party is in default in any material manner under any provision of any agreement or instrument evidencing material Indebtedness, or any other Material Agreement to which it is a party or by which it is bound and, to the knowledge of any Loan Party with respect to any Person other than any Loan Party or its Subsidiaries, no event of default or event that with the passage of time would result in an event of default exists under any provision of any agreement or instrument evidencing material Indebtedness, nor any other Material Agreement to which it is a party or by which it is bound.

(b)               No Loan Party nor any of its Subsidiaries is required to register as an “investment company” or a company “controlled” by an “investment company” under the Investment Company Act of 1940, as amended. No Loan Party nor any of its Subsidiaries is engaged as one of its important activities in extending credit for margin stock (under Regulations X, T and U of the Federal Reserve Board of Governors). Each Loan Party with activities in the United States has complied in all material respects with the Federal Fair Labor Standards Act. No Loan Party nor any of its Subsidiaries is a “holding company” or an “affiliate” of a “holding company” or a “subsidiary company” of a “holding company” as each term is defined and used in the Public Utility Holding Company Act of 2005. Each Loan Party and each of its Subsidiaries has obtained all material consents, approvals and authorizations of, made all declarations or filings with, and given all notices to, all Governmental Authorities that are necessary to continue their respective businesses as currently conducted.

(c)               No Loan Party, any of its Subsidiaries, or to any Loan Party’s knowledge any of its or its Subsidiaries’ Affiliates or any of their respective agents acting or benefiting in any capacity in connection with the transactions contemplated by this Agreement is (i) in violation of any Anti-Terrorism Law, (ii) engaging in or conspiring to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding or attempts to violate, any of the prohibitions set forth in any Anti-Terrorism Law, or (iii) is a Blocked Person. No Loan Party, nor any of its Subsidiaries, or to the knowledge of any Loan Party, any of their Affiliates or agents, acting or benefiting in any capacity in connection with the transactions contemplated by this Agreement, (x) conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any Blocked Person, or (y) deals in, or otherwise engages in any transaction relating to, any property or interest in property blocked pursuant to Executive Order No. 13224, any similar executive order or other Anti-Terrorism Law. None of the funds to be provided under this Agreement will be used, directly or indirectly, (a) for any activities in violation of any applicable anti-money laundering, economic sanctions and anti-bribery laws and regulations laws and regulations, including the anti-bribery laws or (b) for any payment to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

(d)               Each Loan Party has implemented and maintains in effect policies and procedures designed to ensure compliance by each Loan Party, its Subsidiaries and their respective directors, officers and employees with anti-corruption laws and applicable Sanctions, and the Borrower, its Subsidiaries and their respective directors, officers and employees and to the knowledge of the Borrower, its Subsidiaries and their respective directors officers and agents, are in compliance with anti-corruption laws and applicable Sanctions in all material respects.

(e)               No Loan Party nor any of its Subsidiaries or any of their respective directors, officers or employees, is a Sanctioned Person. No Loan, use of proceeds or other transaction contemplated by this Agreement will violate anti-corruption laws or applicable Sanctions.

(f)                Except as set forth in Schedule 5.6(f) of the Disclosure Letter and except where any failures to comply would not reasonably be expected to result, individually or in the aggregate, to have a Material Adverse Effect, each Loan Party and each Subsidiary of each Loan Party (a) are and have been in compliance with all applicable Environmental Laws, including obtaining and maintaining all Authorizations and permits required by any applicable Environmental Law, (b) is not party to, and no Real Estate currently (or to the knowledge of any Loan Party previously) owned, leased, subleased, operated or otherwise occupied by or for any such Person is subject to or the subject of, any contractual obligation or any pending or, to the knowledge of any Loan Party, threatened, Proceeding, audit, Lien, demand, dispute or notice of violation or of potential liability or similar notice relating in any manner to any Environmental Law, (c) has not caused or suffered to occur a Release of Hazardous Materials at, to or from any Real Estate, (d) does not currently (and, to the knowledge of each Loan Party, did not at any time previously) own, lease, sublease, operate or otherwise occupy any Real Estate that is contaminated by any Hazardous Materials and (e) is not, and has not been, engaged in, and has not knowingly permitted any current or former tenant to engage in, and has not failed to prevent any current or former tenant from engaging in, operations in violation of any Environmental Law and knows of no facts, circumstances or conditions reasonably constituting notice of a violation of any Environmental Law, including receipt of any information request or notice of potential responsibility under the Comprehensive Environmental Response, Compensation and Liability Act or other Environmental Laws.

5.7        Information Correct and Current. No written information, report, Advance Request, financial statement, exhibit or schedule) furnished, by or on behalf of any Loan Party to Agent in connection with any Loan Document or included therein or delivered pursuant thereto contained, or, when taken as a whole, contains or will contain any material misstatement of fact or, when taken together with all other such written information or documents, omitted, omits or will omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were, are or will be made, not materially misleading at the time such statement was made. Additionally, any and all financial or business projections provided by the Loan Parties to Agent, whether prior to or after the Closing Date, shall be (i) provided in good faith and based on the most reasonably current data and information available to the Loan Parties, and (ii) the most current of such projections provided to the Board of Directors (it being understood that such projections are subject to significant uncertainties and contingencies, many of which are beyond the control of the Loan Parties, that no assurance is given that any particular projections will be realized, that actual results may differ); it being understood and agreed that for the purposes of this Section 5.7, such factual information and data shall not include pro forma financial information, projections, estimates (including financial estimates, forecasts, and other forward-looking information) or other forward looking information and information of a general economic or general industry nature.

5.8        Tax Matters. Except as described on Schedule 5.8 to the Disclosure Letter and except those being contested in good faith with adequate reserves under IFRS, (a) each Loan Party has filed all material foreign, federal, state and local tax returns that it is required to file, (b) each Loan Party has duly paid or fully reserved for all material taxes or installments thereof (including any interest or penalties) as and when due, or which have or may become due pursuant to such returns, and (c) each Loan Party has paid or fully reserved for any material tax assessment received by such Loan Party, if any (including any taxes being contested in good faith and by appropriate proceedings).

5.9        Intellectual Property. The Loan Parties own or in-license all Material Intellectual Property. Except as described on Schedule 5.9 to the Disclosure Letter on the Closing Date, the Loan Parties are the sole and exclusive legal and beneficial owners of all right, title and interest in and to all Material Intellectual Property that are owned or purported to be owned by the Loan Parties, free and clear of any Liens other than Permitted Liens. The Loan Parties have sufficient and valid, written rights to use all Material Intellectual Property in-licensed to the Loan Parties. Except as described on Schedule 5.9 to the Disclosure Letter, (i) to the Loan Parties’ knowledge, each of the registered and issued Material Intellectual Property (but not applications therefor) that is owned or controlled by the Loan Parties or otherwise material to the business of the Loan Parties (“Material Registered IP”) is valid and enforceable, and (ii) no Material Registered IP has been judged invalid or unenforceable, in whole or in part (for clarity, this does not include prosecution of Patents in the ordinary course) by any Governmental Authority. To the Loan Parties’ knowledge, Exhibit D to the Disclosure Letter (as may be updated by the Loan Parties in a written notice (including as set forth in any Compliance Certificate) provided to Agent after the Closing Date) contains a true, correct and complete list of each of the Material Registered IP and applications therefor, including application or registration numbers, applicable filing, grant or issuance dates, assignees, in each case, owned by a Loan Party. The Loan Parties are in compliance with and are not in material breach of, nor have the Loan Parties failed to perform any material obligations under, any of the agreements, including Licenses, relating to Material Intellectual Property and, to the Loan Parties’ knowledge, no third party to any such agreements, including Licenses, is in material breach thereof or has failed to perform any material obligations thereunder. Each Loan Party has taken reasonable precautions to protect the secrecy, confidentiality and value of any and all material Trade Secrets owned or controlled by such Loan Party, and to the Loan Parties’ knowledge, no such material Trade Secret has been disclosed to or discovered by any unauthorized third party. To the Loan Parties’ knowledge, all current and former employees and contractors that have developed Material

Intellectual Property for or on behalf of any Loan Party has executed written confidentiality and non-use, and invention assignment agreements with such Loan Party that irrevocably and presently assign to such Loan Party or its designee all rights, title and interest in and to any such Material Intellectual Property.

5.10    Licenses. Without limiting the generality of the foregoing, and in the case of material Licenses from third parties in connection with Material Intellectual Property, except for restrictions that are unenforceable under Article 9 of the UCC or other applicable law, the Loan Parties, the Loan Parties, to the Loan Parties’ knowledge, own or have the right to use, pursuant to valid licenses, all software development tools, library functions, compilers and all other third-party software and other items that are material to their business and used in the design, development, promotion, sale, license, manufacture, import, export, use or distribution of Borrower Products except, in each case, (a) customary covenants in inbound license agreements and equipment leases where a Loan Party is the licensee or lessee and (b) license agreements permitted under the definition of Permitted Transfers.

5.11    Intellectual Property Disputes. To Loan Parties’ knowledge, (i) no Loan Party or its Subsidiaries has made a claim against a third party that the conduct of such third party’s business infringes, misappropriates or otherwise violates any Material Intellectual Property in any material respect; (ii) no Material Intellectual Property is being infringed, violated, or misappropriated by any other Person; and (iii) except as described on Schedule 5.11 to the Disclosure Letter, no Loan Party has received or is subject to any claim that any use of Material Intellectual Property or the conduct of such Loan Party’s or any of its Subsidiary’s business infringes, misappropriates or otherwise violates the Intellectual Property rights of any third party in any material respect, and (iv) except as described on Schedule 5.11 to the Disclosure Letter, no Material Intellectual Property has been or is subject to any actual or potential claim or proceeding (including any proceeding in the United States Patent and Trademark Office or any corresponding foreign office or agency) or outstanding decree, order, judgment, settlement agreement or stipulation that restricts in any material manner any Loan Party’s use, transfer or licensing thereof or that may affect the validity, use or enforceability thereof. There is no material decree, order, judgment, agreement, stipulation, arbitral award or other provision entered into in connection with any litigation or proceeding that obligates any Loan Party to grant licenses or ownership interest in any future Material Intellectual Property. No Loan Party has received any written notice or claim, or, to the knowledge of the Loan Parties, oral notice or claim, challenging or questioning their ownership or right in any Material Intellectual Property (or written notice of any claim challenging or questioning the ownership in or rights to any licensed Intellectual Property of the owner thereof) or claiming that any third party has any claim of legal or beneficial ownership with respect thereto nor, to the Loan Parties’ knowledge, is there a reasonable basis for any such claim in each case to where such notice or claim would reasonably be expected to have a Material Adverse Effect. To the Loan Parties’ knowledge, no Loan Party’s use of its Material Intellectual Property, or the conduct of its business, or the design, developing, labeling, promotion, licensing, marketing, dispensing, manufacturing, selling or commercializing of Borrower Products, infringes, misappropriates or otherwise violates the Intellectual Property or other rights of others, except where such infringement, misappropriation or other violation has not resulted in, and is not reasonably expected to result in, a Material Adverse Effect.

5.12    Financial Accounts. Exhibit E to the Disclosure Letter, as may be updated by Loan Parties in a written notice provided to Agent after the Closing Date (including as set forth in any Compliance Certificate), is a true, correct and complete list of all banks and other financial institutions at which any Loan Party or any Subsidiary maintains Deposit Accounts, Securities Accounts or Commodity Accounts, and such exhibit correctly identifies the name, address and telephone number of each bank or other institution, the name in which the account is held, a description of the purpose of the account, and the complete account number therefor.

5.13    [Reserved].

5.14    Capitalization and Subsidiaries. The Loan Parties do not own any stock, partnership interest or other securities of any Person, except for Permitted Investments. Attached as Schedule 1 to the Disclosure Letter, as may be updated by Loan Parties in a written notice provided after the Closing Date (including as set forth in any Compliance Certificate), is a true, correct and complete list of each direct and indirect Subsidiary of the Borrower.

5.15    Regulatory Matters.

(a)   Each Loan Party and Subsidiary, their respective directors, officers, employees, and to the knowledge of the Loan Parties, agents are, and at all times within the last three years have been, in compliance with all applicable Healthcare Laws, except where such failures to comply would not, whether individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. No Loan Party or Subsidiary has received any written notification, correspondence, or any other communication from any Governmental Authority asserting material non-compliance by, or liability of, any Loan Party or Subsidiary under any applicable Healthcare Laws, except as would not reasonably be expected to result in a Material Adverse Effect. No Loan Party or Subsidiary is a party to or has any material ongoing reporting obligations pursuant to or under any order by a Governmental Authority or corporate integrity agreements, deferred or non-prosecution agreements, monitoring agreements, consent decrees, settlement orders, plans of correction or similar agreements with or imposed by any Governmental Authority. No Loan Party or Subsidiary, their respective officers, employees or, to the knowledge of any of the Loan Parties, agents has been excluded, suspended or debarred from any government healthcare program or convicted of any crime or engaged in any conduct that would reasonably be expected to result in a debarment under any applicable Healthcare Law, and, to the knowledge of the Loan Parties, no such action is currently contemplated, proposed or pending.

(b)   Each Loan Party and Subsidiary holds, and is operating in compliance with the terms of, all Permits, including without limitation, any such Permits required pursuant to any applicable Healthcare Laws (collectively, “Regulatory Permits”), and all such

Regulatory Permits are in full force and effect, in each case, except where failures to possess or maintain the same would not, whether individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Each Loan Party has fulfilled and performed all of its material obligations with respect to such Regulatory Permits, and, to the knowledge of any of the Loan Parties, no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof or result in any other material impairment of the rights of the holder of any Regulatory Permit.

(c)   All applications, notifications, submissions, information, claims, reports and statistics, and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Regulatory Permit from the FDA or other Regulatory Authority, or otherwise required under applicable Healthcare Laws relating to any Loan Party, its business, its Subsidiaries, its Subsidiaries businesses, and the Borrower Products, when submitted to the FDA or other Governmental Authorities, were true, complete and correct as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or other Governmental Authorities, except where failures to submit the same would not, whether individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(d)   The manufacture of all Borrower Products is being, and at all times within the last three years has been conducted in compliance with all applicable Healthcare Laws, except for such failures to comply as would not, whether individually or in the aggregate reasonably be expected to result in a Material Adverse Effect.

(e)   There have been no material recalls, field notifications, field corrections, market withdrawals or replacements, warnings, “dear doctor” letters, investigator notices, safety alerts or other notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance of any Borrower Product of the Company and its Subsidiaries (collectively, “Safety Notices”) within the past three years, and to the knowledge of any Loan Party, there are no facts or circumstances that would be reasonably likely to result in (i) a material Safety Notice with respect to any Borrower Product, (ii) a material adverse change in labeling of any Borrower Product; or (iii) a termination or suspension of marketing or testing of any Borrower Product.

(f)    All clinical or preclinical studies, tests or trials that have been or are being conducted by or on behalf of, or sponsored by, any Loan Party any Subsidiary, or in which any Borrower Product have participated, and which have been or will be submitted to the FDA or other Regulatory Authorities in connection with applications for Regulatory Permits, were and, if still pending, are being conducted in compliance in all material respects with all applicable Healthcare Laws. Except in each case, as disclosed on the Borrower’s annual report for the fiscal year ended December 31, 2021, filed on Form 20-F with the SEC on March 17, 2022, no investigational new drug application or other allowance or approval to commence a clinical trial filed with or submitted to the FDA or other Regulatory Authority or Governmental Authority by or on behalf of any Loan Party or Subsidiary has been terminated or suspended, and neither the FDA nor any applicable

Regulatory Authority or Governmental Authority has commenced, or to the knowledge of any of the Loan Parties, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, delay or suspend, any proposed or ongoing clinical investigation conducted or proposed to be conducted by or on behalf of any Loan Party or Subsidiary.

5.16    Centre of Main Interests and Establishments. To the extent that a Loan Party is incorporated in the European Union or the United Kingdom, for the purposes of Regulation (EU) 2015/848 of 20 May 2015 on insolvency proceedings (recast) (as amended, the “Regulation”) or any equivalent legislation or regulation in the United Kingdom (“Equivalent Regulation”), its centre of main interest (as that term is used in Article 3(1) of the Regulation or as that term or analogous term is used in any Equivalent Regulation) is situated in its jurisdiction of incorporation.

5.17    (a) No English Loan Party, nor any of its Subsidiaries incorporated under the laws of England and Wales is, nor has it at any time been, an employer (for the purposes of sections 38 to 51 of the UK Pensions Act 2004) of an occupational pension scheme which is not a money purchase scheme (both terms as defined in the UK Pension Schemes Act 1993); and (b) no English Loan Party, nor any of its Subsidiaries incorporated under the laws of England and Wales is, nor has it at any time been, “connected” with or an “associate” of (as those terms are used in sections 38 and 43 of the UK Pensions Act 2004) such an employer.

5.18    Non-Bank Rules. The Swiss Obligors are in compliance with the Non-Bank Rules; provided, that, the Swiss Obligors shall not be in breach of this representation if its number of creditors that are not Swiss Qualifying Banks in respect of either the 10 Non-Bank Rule or the 20 Non-Bank Rule is exceeded solely because a Lender having (a) made an incorrect declaration of its status as to whether or not it is a Swiss Qualifying Bank, (b) failed to comply with its obligations under Section 11.7 or Section 11.8 of this Agreement or (c) ceased to be a Swiss Qualifying Bank other than as a result of any Change in Law after the date it became a Lender under this Agreement. For the purpose of its compliance with the 20 Non-Bank Rule under this Section 5.18, the number of Lenders under this Agreement which are not Swiss Qualifying Banks shall be deemed to be ten (10) (irrespective of whether or not there are, at any time, any such Lenders).

5.19    Insurance. The Loan Parties carry and maintain insurance complying with requirements of Section 6.1(a).

5.20    Solvency. Each Loan Party is Solvent and is able to pay its debts (including trade debts) as they mature. No Loan Party is subject to an Insolvency Event.

5.21    ERISA. (a) Except as set forth on Schedule 5.20 of the Disclosure Letter, no Loan Party (nor trade or business (whether or not incorporated) under common control with a Loan Party) maintains or contributes to any employee benefit pension plan covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Code and (b) No ERISA Event has occurred or is reasonably expected to occur.

5.22    DAC6. No transaction contemplated by the Loan Documents nor any transaction to be carried out in connection with any transaction contemplated by the Loan Documents meets any hallmark set out in Annex IV of the Council Directive of 25 May 2018 (2018/822/EU) amending Directive 2011/16/EU (“DAC6”).

5.23    People with Significant Control regime. Each relevant Loan Party has complied within the relevant timeframe with any notice it has received pursuant to Part 21A of the UK Companies Act 2006 and no “warning notice” or “restrictions notice” (in each case as defined in Schedule 1B of the UK Companies Act 2006) has been issued in respect of the Equity Interests which are subject to the Collateral.

5.24    Enforceability. This Agreement and each other Loan Documents constitute legal, valid and binding obligations of each Loan Party hereto and thereto, enforceable against each such Loan Party that is party thereto in accordance with its terms, except as the enforcement hereof or thereof may be limited by insolvency, bankruptcy, reorganization, moratorium or other similar applicable laws affecting creditors rights generally or by general equitable principles (whether considered in a proceeding in equity or at law).

5.25    Labor Matters. Except as set forth on Schedule 5.25 to the Disclosure Letter, (a) there is no collective bargaining or similar agreement with any union, labor organization, works council or similar representative covering any employee of any Loan Party or any Subsidiary of any Loan Party, (b) to the knowledge of the Loan Parties, no petition for certification or election of any such representative is existing or pending with respect to any employee of any Loan Party or any Subsidiary of any Loan Party and (c) to the knowledge of the Loan Parties, no such representative has sought certification or recognition with respect to any employee of any Loan Party or any Subsidiary of any Loan Party. There are no strikes, picketing, work stoppages, slowdowns or lockouts existing, pending (or, to the knowledge of any Loan Party, threatened) against or involving any Loan Party or any Subsidiary of any Loan Party, except for those that would not reasonably be expected, in the aggregate, to have a Material Adverse Effect.

SECTION 6. INSURANCE; INDEMNIFICATION

6.1        Coverage. The Loan Parties shall cause to be carried and maintained with financially sound and reputable insurance companies insurance with respect to their material assets, properties and businesses, against such hazards and liabilities, of such types and in such amounts, as is customarily maintained by companies in the same or similar businesses similarly situated. Such insurance policies shall (i) in the case of each liability policy, name Agent as an additional insured thereunder (to the extent available in the relevant jurisdiction where such insurance is maintained), (ii) in the case of each casualty insurance policy contain a lender’s loss payable clause or endorsement that names Agent as the lender’s loss payee thereunder (to the extent available in the relevant jurisdiction where such insurance is maintained) and, (iii) to the extent available, provide the insurer will give at least thirty (30) days’ prior written notice to Agent of any modification or cancellation of such policy (or ten (10) days’ prior written notice of any cancellation or termination of such policy as a result of the failure to pay any premiums therefor).

6.2        Certificates, Policies and Endorsements. Subject to the Agreed Security Principles, the Loan Parties shall deliver to Agent (a) certificates of insurance that evidence their compliance with its insurance obligations in Section 6.1 and (b) subject to Section 4.3(b), policies and endorsements evidencing compliance with the insurance obligations in Section 6.1. Any failure of Agent to scrutinize such insurance certificates, policies or endorsements for compliance is not a waiver of any of Agent’s rights, all of which are reserved. The Loan Parties agree that upon entering or amending any insurance policy required hereunder, Loan Parties shall deliver to Agent updated insurance certificates, policies and endorsements with respect to such policies.

6.3        Indemnity. Each Loan Party agrees to indemnify and hold Agent, Lenders and their respective officers, directors, employees, agents, in-house attorneys, representatives and shareholders (each, an “Indemnified Person”) harmless from and against any and all claims, costs, expenses, damages and liabilities (including such claims, costs, expenses, damages and liabilities based on liability in tort, including strict liability in tort), including reasonable and documented attorneys’ fees and disbursements and other costs of investigation or defense (including those incurred upon any appeal) (collectively, “Liabilities”), that may be instituted or asserted against or incurred by such Indemnified Person as the result of credit having been extended, suspended or terminated under this Agreement and the other Loan Documents or the administration of such credit, or in connection with or arising out of the transactions contemplated hereunder and thereunder, or any actions or failures to act in connection therewith, or arising out of the disposition or utilization of the Collateral, excluding in all cases Liabilities to the extent resulting solely from any Indemnified Person’s gross negligence or willful misconduct; notwithstanding anything to the contrary in the foregoing, the foregoing shall not apply with respect to Taxes other than any Taxes that represent losses or damages arising from any non-Tax claim. Each Loan Party agrees to pay, and to save Agent and Lender harmless from, any and all liabilities with respect to, or resulting from any delay in paying, any and all registration, stamp, excise, sales or other similar taxes that may be payable or determined to be payable with respect to the execution, delivery, performance, enforcement or registration of, or otherwise with respect to, any of the Collateral or the Loan Documents. In no event shall any Loan Party or any Indemnified Person be liable on any theory of liability for any special, indirect, consequential or punitive damages (including any loss of profits, business or anticipated savings). This Section 6.3 shall survive the repayment of indebtedness under, and otherwise shall survive the expiration or other termination of, this Agreement.

SECTION 7. COVENANTS OF BORROWER

Each Loan Party agrees as follows:

7.1        Financial Reports. The Loan Parties shall furnish to Agent the financial statements and reports listed hereinafter (the “Financial Statements”):

(a)   [reserved];

(b)   within sixty (60) days after the end of each fiscal quarter of the Borrower’s fiscal year, unaudited interim and year-to-date financial statements of the Borrower as of the end of such fiscal quarter (prepared on a consolidated basis), including balance sheet and related statement of operation, statement of profit or loss and cash flows accompanied by a report detailing any material contingencies or any other occurrence that could reasonably be expected to have a Material Adverse Effect, certified by the Borrower’s chief financial officer to the effect that they have been prepared in accordance with IFRS, except (i) for the absence of footnotes, and (ii) that they are subject to normal year-end adjustments;

(c)   within ninety (90) days after the end of each fiscal year of the Borrower, unqualified, and without any going concern, emphasis of matter or similar limitations (other than a going concern qualification solely with respect to the impending maturity of Indebtedness under this Agreement within 12 months of the date of such report), audited financial statements of the Borrower as of the end of such year (prepared on a consolidated basis), including balance sheet and related statement of operation, statement of profit or loss and cash flows, and setting forth in comparative form the corresponding figures for the preceding fiscal year, certified by a firm of independent certified public accountants selected by the Borrower and reasonably acceptable to the Agent (it being understood that PricewaterhouseCoopers SA is reasonably acceptable to the Agent);

(d)   together with each set of financial statements delivered pursuant to Section 7.1(b) or (c), a Compliance Certificate in the form of Exhibit E;

(e)   as soon as practicable (and in any event within fourteen (14) days) after the end of each fiscal quarter of the Borrower, a report in form reasonably acceptable to the Agent showing the Cash of the Loan Parties and their Subsidiaries as of the last day of such fiscal quarter; provided that (i) if at any time the Qualified Cash of the Loan Parties and their Subsidiaries is less than $150,000,000, but greater than or equal to $75,000,000, the Borrower shall (x) promptly notify the Agent in writing thereof and (y) deliver such report on a monthly basis, as soon as practicable (and in any case within fourteen (14) days) after the end of the such month, until the Qualified Cash of the Loan Parties and their Subsidiaries is equal to or greater than $150,000,000 and (ii) if at any time the Qualified Cash of the Loan Parties and their Subsidiaries is less $75,000,000, the Borrower shall (x) promptly notify the Agent in writing thereof and (y) deliver such report (A) on a weekly basis and (B) upon the request of the Agent, showing the Cash of the Loan Parties and their Subsidiaries as of the Business Day preceding the delivery of such certificate, until the Qualified Cash of the Loan Parties and their Subsidiaries is equal to or greater than $75,000,000;

(f)    promptly after the sending or filing thereof, as the case may be, copies of any proxy statements, financial statements or reports that the Borrower has made available to holders of any series of its Equity Interests generally and copies of any regular, periodic and special reports or registration statements that the Borrower files with the SEC or any governmental authority that may be substituted therefor, or any national securities exchange;

(g)   [reserved];

(h)   within the earlier of (a) sixty (60) days after the Borrower’s fiscal year end and (b) ten (10) Business Days after approval by the Borrower’s board of directors, financial and business projections as approved by the Board of Directors, as well as budgets, operating plans and other financial information reasonably requested by Agent; provided that any Lender may, by written notice to the Agent, elect not to receive any such materials under this clause (h); and

(i)     prompt notice if any Loan Party or any Subsidiary has knowledge that any Loan Party, or any Subsidiary or Affiliate of any Loan Party, is listed on the OFAC Lists or (a) is convicted on, (b) pleads nolo contendere to, (c) is indicted on, or (d) is arraigned and held over on charges involving money laundering or predicate crimes to money laundering.

Notwithstanding the foregoing, documents required to be delivered under Sections 7.1(b), (c) and (f) (to the extent any such documents are included in materials otherwise filed with the SEC) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date on which the Borrower files such documents with the SEC and such documents are publicly available on the SEC’s filing system or any successor thereto.

7.2        Books and Records; Management Rights.

(a)               The Loan Parties shall, and shall cause their Subsidiaries to (i) maintain proper books of record and account, in which full, true and correct entries in conformity with IFRS consistently applied shall be made of all material financial transactions and matters involving the assets and business of such Loan Party or such Subsidiary, as the case may be; and (ii) maintain such books of record and account in material conformity with all applicable requirements of any Governmental Authority having regulatory jurisdiction over such Loan Party or such Subsidiary, as the case may be.

(b)   The Loan Parties shall permit, at the sole cost and expense of the Loan Parties, any representative that Agent or any Lender authorizes, including its attorneys and accountants, to inspect the Collateral and examine and make copies and abstracts of the books of account and records of the Loan Parties at reasonable times and upon reasonable advance written notice during normal business hours; provided, however, that so long as no Event of Default has occurred and is continuing, such examinations shall be limited to no more often than once per fiscal year.

(c)   Notwithstanding anything to the contrary in Section 7.2(b), none of the Borrower or any of its Subsidiaries will be required to disclose, permit the inspection, examination or making copies or abstracts of, or discussion of, any document, information or other matter pursuant to Section 7.2(b) that (i) constitutes non-financial trade secrets or non-financial proprietary information, (ii) in respect of which, and solely to the extent, disclosure to the Agent or any Lender (or any of their respective representatives or contractors) is prohibited by any applicable requirements of law or any binding confidentiality agreement with a third party, (iii) that is subject to attorney-client or similar privilege or constitutes attorney work product or (iv) in respect of which the Borrower or any Subsidiary owes confidentiality obligations to any third party (provided that such confidentiality obligations were entered into in good faith in the ordinary course of business and not solely in contemplation of this provision); provided that if the Borrower does not provide information that is otherwise required to be delivered pursuant to this Section 7.2 as a result of any of the foregoing exceptions, the Borrower shall use commercially reasonable efforts to (A) notify the Agent or Lender, as applicable, that such information is being withheld and (B) describe the applicable information in reasonable detail, in each case with respect to the foregoing clauses (A) and (B), solely to the extent the Borrower determines in good faith that such notification and description (x) are feasible, (y) are permitted under requirements of law and such binding agreements and (z) would not result in the waiver or deemed waiver of any such privilege, as applicable. For the avoidance of doubt, anything disclosed, examined inspected or otherwise made available pursuant to this Section 7.2 shall be subject to the provisions of Section 11.13 to the extent applicable.

7.3        Further Assurances.

(a)   Subject to the Agreed Security Principles, each Loan Party shall from time to time execute, acknowledge, deliver and file, and shall cause its Subsidiaries to execute, acknowledge, delver and file, alone or with Agent, any financing statements, security agreements, collateral assignments, notices, control agreements, certificated securities, stock powers, stock transfer forms or other documents or instruments as the Agent (individually or at the direction of the Required Lenders) may from time to time reasonably request to perfect, assure, preserve, protect or give the highest priority (subject to Permitted Liens that are permitted to be senior to the Liens securing the Secured Obligations) to Agent’s Lien on the Collateral. Subject to the Agreed Security Principles, each Loan Party shall from time to time procure, and shall cause its Subsidiaries to procure, any instruments or documents as may be reasonably requested by the Agent (individually or at the direction of the Required Lenders), and take all further action that may be necessary, or that Agent may reasonably request, to perfect and protect the Liens granted hereby and by the other Loan Documents, for more satisfactorily assuring or securing to Agent the Collateral, ensure a Loan Document is fully effective and enforceable and for aiding the exercise of any power in any Loan Document. In addition, and for such purposes only, each Loan Party hereby authorizes Agent to execute and deliver on its behalf and to file such financing statements (including an indication that the financing statement covers “all assets”, “all personal property”, “all assets of the Debtor, whether now existing or hereafter arising” or other equivalent description, of such Loan Party in accordance with Section 9-504 of the UCC), and during the continuance of an Event of Default, collateral assignments, notices, control agreements, security agreements and other documents without the signature of the Loan Parties either in Agent’s name or in the name of Agent as agent and attorney-in-fact for the Loan Parties. Each Loan Party shall protect and defend its title to any material portion of the Collateral and any material Agent’s Lien thereon against all Persons claiming any material interest adverse to such Loan Party or Agent other than Permitted Liens.

7.4        Indebtedness. No Loan Party shall create, incur, assume, guarantee nor be or remain liable with respect to any Indebtedness, or permit any Subsidiary so to do, other than Permitted Indebtedness.

7.5        Collateral. Each Loan Party shall at all times keep the Collateral and all other property and assets used in the Loan Parties’ business or in which the Loan Parties now or hereafter holds any interest free and clear from any legal process or Liens whatsoever (other than Permitted Liens) and shall give Agent prompt written notice of any legal process affecting the Collateral, such other property and assets, or any Liens thereon, other than as permitted pursuant to this Agreement and the Loan Documents. No Loan Party shall agree with any Person other than Agent or Lender not to encumber its property, other than Permitted Liens. No Loan Party shall enter into or suffer to exist or become effective any agreement that prohibits or limits the ability of any Loan Party to create, incur, assume or suffer to exist any Lien upon any of its Intellectual Property, whether now owned or hereafter acquired, to secure its obligations under the Loan Documents to which it is a party other than pursuant to (x) this Agreement, the other Loan Documents and in connection with the HealthCare Royalty Agreement, any Permitted Royalty Financing, Permitted R&D Financing, Permitted In-Licensing Agreement or Permitted Out-Licensing Agreement, in each case as permitted under this Agreement (y) any agreements governing any purchase money Liens or capital lease obligations otherwise permitted hereby (in which case, any prohibition or limitation shall only be effective against the assets financed thereby) or (z) customary restrictions on the assignment of leases, licenses and other agreements. Each Loan Party shall cause its Subsidiaries to protect and defend such Subsidiary’s title to its assets from and against all Persons claiming any interest adverse to such Subsidiary, and Borrower shall cause its Subsidiaries at all times to keep such Subsidiary’s property and assets free and clear from any legal process or Liens whatsoever (except for Permitted Liens), and shall give Agent prompt written notice of any legal process affecting such Subsidiary’s assets.

7.6        Investments. No Loan Party shall directly or indirectly acquire or own, or make any Investment in or to any Person, or permit any of its Subsidiaries so to do, other than Permitted Investments or as permitted by Section 7.9; provided that, the amount of any Investment shall be the original cost of such Investment, plus the cost of any addition thereto to the extent such addition otherwise constitutes an Investment, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect thereto, but giving effect to (x) any cash repayments of principal in the case of any Investment in the form of a loan originally made in cash, and (y) any return of capital or return on Investment, in the same form (cash, Cash Equivalents or non-Cash assets) as the original Investment in the case of any equity Investment (whether as a distribution, dividend, redemption or sale), in each case of the foregoing clauses (x) and (y), in an amount (in the case of Cash measured at the face value thereof, and in the case of assets other than Cash, measured in fair market value at the time of Investment and return, as applicable) not to exceed the amount of the original Investment.

7.7        Restricted Payments. No Loan Party shall, nor shall allow any Subsidiary to, declare or make any dividend payment or other distribution of assets, properties, cash, rights,

obligations or securities on account of any of its Equity Interests; purchase, redeem or otherwise acquire for value of any of its Equity Interests now or hereafter outstanding; or make any payment or prepayment of principal of, premium, if any, interest, fees, redemption, exchange, purchase, retirement, defeasance, sinking fund or similar payment with respect to, any unsecured Indebtedness contractually subordinated to the Secured Obligations as to right and time of payment and/or secured by a Lien that is junior in priority to the Lien securing the Secured Obligations (collectively, “Restricted Payments”) other than:

(i)	(a) the Borrower may make Restricted Payments in respect of the Common Shares or options or other securities exercisable or convertible solely into Common Shares issued or purchased and transferred to, or repurchased from, employees or directors of, or consultants, or advisors to, the Borrower or any of its Subsidiaries pursuant to or in connection with a plan, agreement or arrangement approved by the Board of Directors of the Borrower in good faith; provided that no Restricted Payment made pursuant to this Section 7.7(i)(a) may be made in Cash or Disqualified Equity Interests and (b) so long as no Default or Event of Default has occurred and is continuing, the Borrower may repurchase its Equity Interests from current or former officers, employees or directors of the Borrower and its Subsidiaries (or their permitted transferees or estates) upon their death, disability or termination of employment to the extent approved by the Board of Directors of the Borrower in good faith; provided that Restricted payments pursuant to this clause (ii) shall not exceed (x) $5,000,000 in the aggregate, (y) $1,000,000 in the aggregate to any Person (together with its Affiliates) or (z) $1,000,000 in the aggregate in any fiscal year;

(ii)	each Loan Party may make Restricted Payments (a) to pay reasonable and customary salary compensation, bonus, taxes and other benefits payable to officers, employees, directors, consultants and other service providers of the Borrower (or its parent entities) to the extent such salaries, compensation, bonuses and other benefits are attributable to the ownership or operation of the Borrower and its Subsidiaries; (b) for repurchases, redemptions, acquisitions or retirements of Equity Interests of the Borrower upon (or provisions for withholdings in connection with), the exercise, vesting or required repurchase, redemption, acquisition or retirement of Equity Interests (in the case of any such required repurchases, redemptions, acquisitions or retirements, in connection with the termination of the applicable holder's employment or otherwise required under compensation plans approved by the Board of Directors), which Equity Interests are issued under a compensation plan approved by the Board of Directors; provided that for a repurchase, redemption, acquisitions or retirement in connection with the exercise or vesting of such Equity Interests, the amount repurchased, redeemed, acquired or retired shall not exceed the amount required to cover the exercise price of such Equity Interests and the Tax withholdings in connection with such exercise, vesting and repurchase, redemption, acquisition or retirement; and (c) in respect of withholding or similar Taxes payable upon exercise or vesting of Equity Interests and any repurchases, redemptions, acquisitions or retirements of Equity Interests in consideration of such payments or payments described in the preceding clauses (i) and/or (ii)(b) and/or clause (iv) below, including demand or deemed repurchases, redemptions, acquisitions or retirements in connection with the exercise of stock options or warrants and the issuance or vesting of restricted stock, restricted stock units and similar stock based awards; provided further that (x) in the case of the preceding clause (ii)(b), the Borrower shall use commercially reasonable efforts to sell any such repurchased, redeemed or acquired Equity Interest within a reasonable time after such required repurchase, redemption or acquisition and (y) the aggregate amount of Restricted Payments paid in Cash pursuant to the preceding clauses (ii)(b) (other than in connection with such repurchased, redeemed or acquired Equity Interests that are sold by or on behalf of the Borrower within a reasonable time thereafter (not greater than ten Trading Days (or such later date reasonably agreed to by the Required Lenders in their reasonable discretion)) so that such repurchase, redemption, or acquisition makes such transaction “cash free” for the Borrower or such Loan Party) and (ii)(c) shall not exceed $7,500,000;

(iii)	so long as no Event of Default has occurred and is continuing, or would be caused thereby, any Loan Party may make (a) regularly scheduled payments of interest on Permitted R&D Financings, Permitted Royalty Financings (at the times and in the amounts (and in the types (e.g., cash vs. paid in-kind)) permitted by the subordination agreement applicable to such Indebtedness) and (b) “Milestone Payments” and “Royalty Payments”, in each case as (and solely to the extent required by) required by, and as defined in, the HealthCare Royalty Agreement;

(iv)	the Borrower may make Restricted Payments consisting of cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Common Shares, or in connection with dividends, share splits, reverse share splits (or any combination thereof) and mergers, consolidations, amalgamations or other business combinations, and acquisitions and other Investments otherwise permitted hereunder;

(v)	any Subsidiary may make any Restricted Payment to the Borrower; and

(vi)	so long as no Event of Default shall have occurred and be continuing at the time of any such Restricted Payment or would result therefrom, Restricted Payments not to exceed $250,000 during any fiscal year of the Borrower

Notwithstanding anything herein to the contrary, nothing in this Section 7.7 shall impose any restriction on the ability of the Loan Parties to make any changes to officers or directors of Borrower or any of its Subsidiaries, including any restriction on the ability of the Borrower or any of its Subsidiaries to enter into employment contracts or to engage directors or advisors.

7.8        Transfers.

(a)   Except for Permitted Transfers, no Loan Party shall, nor shall allow any Subsidiary to, voluntarily or involuntarily transfer, sell, lease or sublease, sale and leaseback, assign, license, transfer lend or in any other manner convey or dispose of any equitable, beneficial or legal interest in its businesses, assets or property of any kind, whether real, personal, or mixed and whether tangible or intangible, whether now owned or hereafter acquired (including accounts receivable and Equity Interests of Subsidiaries), or forgive, release or compromise any amount owed to such Loan Party or Subsidiary, in each case, in one transaction or series of transactions (any thereof, an “Asset Sale”).

(b)   Notwithstanding anything in this Agreement to the contrary, (i) no Loan Party shall, nor shall allow any Subsidiary to (x) directly or indirectly transfer, by means of contribution, sale, assignment, lease or sublease, license or sublicense, or other disposition of any kind (including, for avoidance of doubt, as an Investment), any Material Intellectual Property to any Person (including for the avoidance of doubt, any other Loan Party or Subsidiary), other than pursuant to clauses (iii) or (iv) of the definition of Permitted Transfers or (y) permit any Person (including any, for the avoidance of doubt, any other Loan Party or Subsidiary) to license or own any interest in any Material Intellectual Property other than pursuant to clauses (iii) or (iv) of the definition of Permitted Transfers; and (ii) no Material Intellectual Property shall be contributed as an Investment or distributed to any Subsidiary other than a Loan Party (it being understood that, notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall restrict any Loan Party from (a) granting any license or other right, title or interest in or to any Borrower IP to any other Loan Party or (b) granting any non-exclusive license under any Borrower IP to any Subsidiary in the ordinary course of business).

7.9        Mergers or Acquisitions. No Loan Party shall, nor shall it permit any of its Subsidiaries to, directly or indirectly, (a) (x) merge with, (y) consolidate with or into or (z) dissolve or liquidate into or convey, transfer, lease or otherwise dispose of (in each case, whether in one transaction or in a series of transactions) with respect to all or substantially all of its assets (whether now owned or hereafter acquired) to or in favor of any Person, including by Division or otherwise, except (i) a Subsidiary that is not a Loan Party may merge into any Loan Party; provided that the Loan Party is the surviving entity, (ii) a Subsidiary that is a Loan Party may merge into any other Loan Party; provided that if the Borrower is party to such merger, the Borrower is the surviving entity, (iii) any Subsidiary that is not a Loan Party may liquidate or dissolve so long as any assets or business (other than immaterial assets the costs of which to transfer would not be worthwhile, in the Borrower’s reasonable judgment) held by such subject Subsidiary are transferred to, or otherwise owned or conducted by, a Loan Party after giving effect to such liquidation or dissolution and (iv) Permitted Acquisitions shall be allowed or (b) enter into any Acquisition other than a Permitted Acquisition.

7.10    Taxes. Each Loan Party and its Subsidiaries shall pay when due all material taxes, fees or assessments and governmental charges or levies upon it or its property (together with any related interest or penalties) now or hereafter imposed or assessed against (i) any Loan Party, any of its Subsidiaries or the Collateral or (ii) upon any Loan Party’s or any of its Subsidiaries’ ownership, possession, use, operation or disposition of the Collateral or upon any Loan Party’s or any of its Subsidiaries’ rents, receipts or earnings arising therefrom. Each Loan Party shall file on or before the due date therefor all material personal property tax returns in respect of the Collateral. Notwithstanding the foregoing, any Loan Party may contest, in good faith and by appropriate proceedings, taxes for which such Loan Party maintains adequate reserves therefor in accordance with IFRS.

7.11    Corporate Changes; Location of Collateral.

(a)   No Loan Party nor any Subsidiary shall make any significant change in accounting treatment or reporting practices, except as required by IFRS or permitted within the definition of IFRS, or make any change to its fiscal year.

(b)   No Loan Party nor any Subsidiary shall change its corporate name, legal form, organizational or incorporation identification number or jurisdiction of formation or incorporation without at least twenty (20) days’ prior written notice to Agent (or such shorter period as the Agent may agree in its sole discretion)

(c)   No Loan Party nor any Subsidiary shall relocate its chief executive office or its principal place of business unless it has provided at least thirty (30) days’ prior written notice to Agent (or such shorter period as the Agent may agree in its sole discretion).

(d)   Each Loan Party shall, and shall cause its Subsidiaries to, preserve, renew and maintain in full force and effect its legal existence and good standing under the laws of the jurisdiction of its organization, formation or incorporation, as applicable, except in a transaction permitted by Section 7.9.

(e)   No Loan Party nor any Subsidiary shall relocate any item of Collateral (other than (x) sales of Inventory in the ordinary course of business, (y) relocations of Equipment having an aggregate value of up to $500,000 in the aggregate in any fiscal year, and (z) relocations of Collateral from a location described on Exhibit C to the Disclosure Letter to another location described on Exhibit C to the Disclosure Letter) unless (i) it has provided prior written notice to Agent, (ii) such relocation is within Switzerland (with respect to the Borrower), the UK (with respect to ADC UK), or the continental United States (with respect to ADC USA) and, (iii) if such relocation is to a third party bailee, if not prohibited by applicable law, it has delivered a bailee agreement in form and substance reasonably acceptable to the Agent.

7.12    Cash Management. Subject to Section 4.3(c), other than Excluded Accounts, no Loan Party shall maintain any Deposit Accounts, Securities Accounts or Commodity Accounts, except with respect to which the Agent has an Account Control Agreement.

7.13    Future Subsidiaries.

(a)               No Loan Party nor any Subsidiary shall create or acquire a Subsidiary, or permit a Subsidiary to be formed, created or acquired (including, in each case, by Division) after the Closing Date unless (i) such Subsidiary is organized, formed or incorporated (as applicable) under the laws of Switzerland, the United States (or any state, commonwealth or territory thereof) or England and Wales, or (ii) such other jurisdiction that is reasonably acceptable to the Agent.

(b)   Each Loan Party shall promptly notify Agent of each Subsidiary formed or acquired (including by Division), and each Subsidiary that ceases to be an Excluded Subsidiary, in each case, subsequent to the Closing Date and, within sixty days (or, with respect to ADC NL, within five Business Days) (or such later date as the Agent may agree) of formation or acquisition of any such Subsidiary, or any such Subsidiary ceasing to be an Excluded Subsidiary to, subject to the Agreed Security Principles (a) execute and deliver to the Agent a Joinder Agreement, (b) to the extent such Subsidiary is not already a party thereto, execute and deliver to the Agent a joinder to the Intercompany Subordination Agreement, (c) execute and deliver to the Agent such Security Documents, joinders to existing Security Documents, and any other financing statements, security agreements, collateral assignments, notices, control agreements, or other documents or instruments as the Agent (individually or upon the direction of the Required Lenders) may request to perfect, register, assure, preserve, protect or give the highest priority to Agent’s Lien on the Collateral of such Subsidiary, (d) deliver, or cause to be delivered, to Agent appropriate good standings (or foreign equivalents, if applicable), Lien searches, resolutions, secretary certificates, certified copies of the constitutional documents and the bylaws (or other equivalent governing document) of such Subsidiary, any certificated securities (accompanied, if applicable, by stock powers or stock transfer forms executed in blank) of such Subsidiary and its Subsidiaries, that constitute Collateral and (e) if requested by the Agent (individually or upon the direction of the Required Lenders), cause to be delivered to the Agent legal opinions (which opinions shall be in form and substance reasonably acceptable to the Agent and, to the extent applicable, substantially similar to the opinions delivered on the Closing Date).

7.14    Minimum Liquidity. At all times the Loan Parties and their Subsidiaries shall maintain Qualified Cash of no less than $60,000,000 plus the Qualified Cash A/P Amount. The Borrower shall provide Agent evidence of compliance with this Section 7.14 in each Compliance Certificate and upon request of the Agent or the Required Lenders, in form and substance reasonably acceptable to the Required Lenders and supporting documentation reasonably requested by the Agent or the Required Lenders (which supporting documentation may include bank statements upon the Agent’s or the Required Lenders’ request).

7.15    Notification of Event of Default; Disclosure.

(a)   The Borrower shall notify Agent promptly, and in any event, within two (2) Business Days (or such longer period of time acceptable to the Required Lenders) of the occurrence of any Default or Event of Default, and any default under any Material Agreement that would give rise to any right to accelerate the obligations under such Material Agreement or terminate such Material Agreement, whether or not such right has been exercised, or is expected to be exercised.

(b)   Each Loan Party shall ensure that all written information, exhibits and reports furnished to the Agent or any Lender, when taken as a whole, do not contain any untrue statement of a material fact and do not omit to state any material fact or any fact necessary to make the statements contained therein not materially misleading in light of the circumstances in which made, in each case as of the date such information is so furnished, and will promptly disclose to Agent and the Lenders and correct any material defect or error that may be discovered therein or in any Loan Document or in the execution, acknowledgement or recordation thereof.

7.16 Transactions with Affiliates. No Loan Party shall, and no Loan Party shall suffer or permit any of its Subsidiaries to, directly or indirectly, (a) enter into any transaction with any Affiliate of a Loan Party (other than, in each case, transactions between or among Loan Parties) or Affiliate of any Subsidiary, or any officer, employee, partner, manager or director (or similar official or governing person) of any of the foregoing, (b) pay any management, consulting or similar fees to any of the foregoing, (c) pay or reimburse any of the foregoing Affiliates for any costs, expenses and similar items, (d) make any indemnification payments to any such Affiliates, or (e) enter into any partnership, joint venture, syndicate, pool, profit-sharing or royalty agreement or other combination, or engage in any transaction with any holder of Equity Interests of any such Affiliate or any equity holder of any such Affiliate, whereby its income or profits are, or might be, shared with another Person other than a wholly owned Subsidiary, except in each case of the foregoing clauses (a) through (e): (i) in the ordinary course of business and pursuant to the reasonable requirements of the business of such Loan Party or such Subsidiary upon fair and reasonable terms no less favorable to such Loan Party or such Subsidiary than would be obtained in a comparable arm’s length transaction with a Person that is not an Affiliate of the Borrower or such Subsidiary (provided that in no event shall a Loan Party or any Subsidiary of a Loan Party perform or provide any management, consulting, administrative or similar services to any such Affiliate or customer, other than in the ordinary course of business), (ii) payment of reasonable and customary directors’ fees and reimbursement of actual and reasonable out-of-pocket expenses incurred in connection with attending Board of Director meetings, (iii) customary and reasonable compensation arrangements for directors, officers and other employees of the Borrower and its Subsidiaries entered into in the ordinary course of business and (iv) transactions expressly permitted by Section 7.7(i)(a).

7.17    Use of Proceeds. Borrower agrees that the proceeds of the Loans shall be used solely to (i) refinance the Refinanced Facility on the Closing Date, (ii) pay related fees and expenses in connection with this Agreement and (iii) for working capital and/or other general corporate purposes. The proceeds of the Loans will not be used in violation of anti-corruption laws or applicable Sanctions.

7.18    Compliance with Laws.

(a)   Each Loan Party shall maintain, and shall cause its Subsidiaries to maintain, compliance in all material respect with all applicable laws, rules or regulations (including any applicable law, rule or regulation with respect to the making or brokering of loans or financial accommodations and all applicable Healthcare Laws), and shall, and shall cause its Subsidiaries to, obtain and maintain all required governmental authorizations, approvals, licenses, franchises, Permits (including Regulatory Permits) or registrations reasonably necessary in connection with the conduct of such Loan Party’s business, other than such violations or liabilities that (x) are not caused, directly or indirectly, by any action or inaction of any Loan Party, any Subsidiary or any of their respective Affiliates unless being contested in good faith by appropriate proceedings, and (y) would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(b)   Without limiting the generality of the foregoing, each Loan Party shall, and shall cause each of its Subsidiaries to (i) comply with, and maintain its Real Estate, whether owned, leased, subleased or otherwise operated or occupied, in compliance with all applicable Environmental Laws or as is required by orders and directives of any Governmental Authority except where the failure to comply would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, (ii) comply in all material respects with applicable Healthcare Laws and their implementation by any applicable Governmental Authority and all lawful requests of any Governmental Authority applicable to the Borrower Products and (iii) obtain all Regulatory Permits necessary for compliance in all material respects with Healthcare Laws with respect to the design, testing, manufacturing, developing, processing, assembly, packaging, labeling, distribution, commercialization, import, export, selling or marketing of Borrower Products and will, and will cause each Loan Party to, maintain and comply in all respects with all such Regulatory Permits. All Borrower Products developed, manufactured, tested, distributed, promoted or marketed by or on behalf of any Loan Party or any of its Subsidiaries that are subject to the jurisdiction of the FDA or comparable Governmental Authority shall be developed, tested, manufactured, distributed, promoted and marketed in compliance in all material respects with Healthcare Laws and any other applicable laws, including applicable laws governing or relating to product approval or premarket notification, Good Manufacturing Practices, promoting, labeling, advertising, record-keeping, and adverse event reporting, and have been and are being tested, investigated, distributed, labeled, promoted, marketed, and sold in compliance in all material respects with Healthcare Laws and all other applicable laws, other than such violations or liabilities that (x) are not caused, directly or indirectly, by any action or inaction of any Loan Party, any Subsidiary or any of their respective Affiliates unless being contested in good faith by appropriate proceedings, and (y) would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(c)   No Loan Party shall, and no Loan Party shall permit any of its Subsidiaries to, directly or indirectly, cause or suffer to exist any Release of any Hazardous Material at, to or from any Real Estate that would violate or form the basis of Liability under any Environmental Law, other than such violations or liabilities that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

7.19    OFAC; Sanctions.

(a)   No Loan Party nor any of its Subsidiaries shall, nor shall any Loan Party or any of its Subsidiaries permit any Affiliate under the Borrower’s direct or indirect control to,

directly or indirectly, knowingly enter into any documents, instruments, agreements or contracts with any Person listed on the OFAC Lists. No Loan Party nor any of its Subsidiaries shall, nor shall any Loan Party or any of its Subsidiaries permit any Affiliate under the Borrower’s direct or indirect control to, directly or indirectly, (i) conduct any business or engage in any transaction or dealing with any Blocked Person, including, without limitation, the making or receiving of any contribution of funds, goods or services to or for the benefit of any Blocked Person, (ii) deal in, or otherwise engage in any transaction relating to, any property or interests in property blocked pursuant to Executive Order No. 13224 or any similar executive order or other Anti-Terrorism Law, or (iii) engage in or conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in Executive Order No. 13224 or other Anti-Terrorism Law.

(b)   Each Loan Party has implemented and maintains in effect policies and procedures designed to ensure compliance by such Loan Party, its Subsidiaries and their respective directors, officers, employees and agents with anti-corruption laws and applicable Sanctions, and each Loan Party’s, its Subsidiaries and their respective directors, officers and employees and to the knowledge of such Loan Party’s, its directors, officers and agents, are in compliance with anti-corruption laws and applicable Sanctions in all material respects.

(c)   No Loan Party, any of its Subsidiaries or any of their respective directors, officers or employees, or to the knowledge of such Loan Party, any agent for such Loan Party or its Subsidiaries that will act in any capacity in connection with or benefit from the credit facility established hereby, is a Sanctioned Person. No Loan, use of proceeds or other transaction contemplated by this Agreement will violate anti-corruption laws or applicable Sanctions.

7.20    Intellectual Property.

(a)   Each Loan Party shall, and shall cause its Subsidiaries to: (i) diligently prosecute and maintain any and all Material Registered IP and applications therefor that any Loan Party owns or controls, (ii) protect, defend and maintain the validity and enforceability of such Material Intellectual Property; (iii) promptly advise Agent in writing of all material infringements, violations, or misappropriations by any Person of any Material Intellectual Property once any Loan Party has claimed or asserted (in writing or orally) to such Person any such infringement, violation or misappropriation against such Person and use commercially reasonable efforts to stop, curtail or abate such infringement, misappropriation or other violation if determined appropriate by the Loan Party in the exercise of its reasonable business judgment; (iv) promptly after obtaining any claim or assertion by any Person (written or oral), notify the Agent of any such claim or assertion by any Person that the conduct of the business of any Loan Party or any of their Subsidiaries has infringed, misappropriated or otherwise violated any Intellectual Property of such Person, that could reasonably be expected to result in a material liability to the Loan Parties or any of their Subsidiaries; and (v) not allow any Material Intellectual Property owned or controlled by the Loan Parties to be abandoned, forfeited or dedicated to the public without

Required Lenders’ written consent (except if permitted under clause (x) of “Permitted Transfers”), such consent not to be unreasonably delayed or withheld in the Required Lenders’ reasonable business judgment.

(b)   Except for a Permitted Transfer or Permitted Out-Licensing Agreements, no Loan Party shall, nor shall it permit any of its Subsidiaries to, enter into or become or remain bound by any Out-Licensing Agreements. No Loan Party shall, or shall allow any Subsidiary to, (i) take or omit to take any action that results in the termination of, or permits any other Person to terminate, any material License, including any Material Contracts, or such Loan Party’s rights under any Material Intellectual Property or (ii) take any action that permits any material License, including any Material Contracts, or such Loan Party’s rights under Material Intellectual Property to be terminated by any counterparty thereto prior to its stated date of expiration.

(c)   If a Loan Party (i) applies for, is issued or otherwise in-licenses any Material Intellectual Property, except in the case of any Excluded In-License Agreements, then (A) such Loan Party shall provide written notice thereof to Agent concurrently with the delivery of the next Compliance Certificate and shall execute such IP Security Agreements and other documents and take such other actions as Agent or the Required Lenders may request in its good faith business judgment to perfect and maintain a first priority perfected security interest in favor of Agent in such property, and (B) the provisions of this Agreement and the IP Security Agreements shall and hereby do automatically apply thereto and any such Intellectual Property shall automatically constitute and hereby does constitute part of the Collateral, without further action by any party, in each case from and after the date of such creation, development or acquisition. If a Loan Party decides to register any Copyrights or mask works in the United States Copyright Office, such Loan Party shall: (x) provide Agent with at least fifteen (15) days’ prior written notice (or such longer period of time reasonably acceptable to the Required Lenders) of such Loan Party’s intent to register such Copyrights or mask works together with a copy of the application it intends to file with the United States Copyright Office (excluding exhibits thereto); (y) execute an IP Security Agreement and such other documents and take such other actions as the Agent or the Required Lenders may request in its good faith business judgment to perfect and maintain a first priority perfected security interest in favor of Agent in the Copyrights or mask works intended to be registered with the United States Copyright Office; and (z) record such IP Security Agreement with the United States Copyright Office contemporaneously with filing the Copyright or mask work application(s) with the United States Copyright Office. Notwithstanding the foregoing, the Loan Parties shall as promptly as reasonably practicable provide to Agent copies of all applications that it files for Patents or for the registration of Trademarks, Copyrights or mask works, together with evidence of the recording of the IP Security Agreements required for Agent to perfect and maintain a first priority perfected security interest in such property.

7.21    COMI. No Loan Party whose jurisdiction of incorporation or organization is in a member state of the European Union or the UK shall change its “centre of main interests” (as that term is used in Article 3(1) of the Regulation or equivalent term of the Equivalent Regulation, as applicable).

7.22    Non-Bank Rules. Each Swiss Obligor shall ensure that it is at all times in compliance with the Non-Bank Rules, provided that a Swiss Obligor shall not be in breach of this undertaking if its number of creditors in respect of either the 10 Non-Bank Rule or the 20 Non-Bank Rule is exceeded solely because a Lender having (a) made an incorrect declaration of its status as to whether or not it is a Swiss Qualifying Bank, (b) failed to comply with its obligations under Section 11.7 or Section 11.8 of this Agreement or (c) ceased to be a Swiss Qualifying Bank other than as a result of any Change in Law after the date it became a Lender under this Agreement. For the purpose of its compliance with the 20 Non-Bank Rule under this Section 7.22, the number of Lenders under this Agreement which are not Swiss Qualifying Banks shall be deemed to be ten (10) (irrespective of whether or not there are, at any time, any such Lenders).

7.23    [Reserved].

7.24    People with Significant Control Regime: Each Loan Party shall (and the Borrower shall ensure that each of its Subsidiaries will): (a) within the relevant timeframe, comply with any notice it receives pursuant to Part 21A of the Companies Act 2006 from any UK PSC Charged Company; and (b) promptly provide Agent with a copy of that notice.

7.25    Listing of Stock. The Borrower shall cause the Common Shares to remain listed on an Eligible Market, and the Borrower shall not, and shall cause each of the Subsidiaries not to, take any action that would be reasonably expected to result in the delisting or termination of trading of the Common Shares on the New York Stock Exchange, unless the Common Shares are then or will concurrently be listed on another Eligible Market.

7.26    Amendments to Organizational Documents and Material Agreements. No Loan Party shall, and no Loan Party shall permit any of its Subsidiaries to, amend, restate, supplement, change, replace or otherwise modify (or waive or consent to any diversions from, or actions or inactions affecting) any of its Organizational Documents, or the Organizational Documents of any joint venture in which it owns Equity Interests, in each case, in a manner that would reasonably be expected to be materially adverse to the rights or remedies of the Agent or any of the Lenders or their ability to enforce the same. No Loan Party shall, and no Loan Party shall permit any Subsidiary to, directly or indirectly, amend, restate, supplement, change, extend, refinance, replace or otherwise modify any document, agreement or instrument governing or evidencing any Indebtedness, with a principal amount in excess of $10,000,000 or any Material Agreement, in each case, in a manner that would reasonably be expected to be materially adverse to the rights or remedies of any of the Agent or any Lender or their ability to enforce the same.

7.27    Burdensome Agreements and Negative Pledges. No Loan Party shall, and no Loan Party shall permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual restriction or encumbrance of any kind on the ability of any Loan Party or Subsidiary to pay dividends or make any other distribution on any of such Loan Party’s or Subsidiary’s Equity Interests or to pay fees, including management fees, or make other payments and distributions to any Loan Party or any of its Subsidiaries, except for those in the Loan Documents or those imposed by law. No

Loan Party shall, and no Loan Party shall permit any of its Subsidiaries to, directly or indirectly, enter into, assume or become subject to any contractual obligation prohibiting or otherwise restricting the existence of any Lien upon any of its assets, whether now owned or hereafter acquired, in favor of the Agent or prohibit or otherwise restrict the disposition of any assets of any Loan Party or any of its Subsidiaries, except, in each case, (a) those set forth in the Loan Documents, (b) those imposed by law, (c) in connection with any document or instrument governing Liens permitted pursuant to clause (vii) of “Permitted Liens”; provided that any such restriction contained therein relates only to the asset or assets subject to such Permitted Liens, and (d) restrictions contained in the HealthCare Royalty Agreement and in the documents governing any Permitted Royalty Financing, Permitted R&D Financing, Permitted In-Licensing Agreement, Permitted Out-Licensing Agreement, in each case to, the extent such restrictions are not prohibited by the definitions of such terms and are not otherwise prohibited under this Agreement.

7.28    Conduct of Business. The Loan Parties shall not, and shall not permit any of their Subsidiaries to, directly or indirectly, engage in any line of business substantially different from those lines of business carried on by it on the Closing Date other than any line of business incidental to, reasonably complementary or ancillary to or a reasonable extension or development thereof.

7.29    Investment Company Act. No Loan Party shall be or become an “investment company” as such term is defined in the Investment Company Act, or to otherwise be registered under or required to be registered under or subject to the restrictions imposed by the Investment Company Act.

7.30    DAC6. The Borrower shall supply to Agent (in sufficient copies for all the Lenders, if Agent so requests): (a) promptly upon the making of such analysis or the obtaining of such advice, any analysis made or advice obtained on whether any transaction contemplated by the Loan Documents or any transaction carried out (or to be carried out) in connection with any transaction contemplated by the Loan Documents contains a hallmark as set out in Annex IV of DAC6; and (b) promptly upon the making of such reporting and to the extent permitted by applicable law and regulation, any reporting made to any governmental or taxation authority by or on behalf of any Loan Party or any of their Subsidiaries, or by any adviser to any Loan Party or any of their Subsidiaries in relation to DAC6 or any law or regulation which implements DAC6 and any unique identification number issued by any governmental or taxation authority to which any such report has been made (if available).

SECTION 8. [RESERVED]

SECTION 9. EVENTS OF DEFAULT

The occurrence of any one or more of the following events shall be an Event of Default:

9.1        Payments. Any Loan Party shall have failed (i) to pay when and as required to be paid herein or in any other Loan Document, any amount of principal of any Loan, including upon maturity of the Loans, or (ii) to pay within 3 Business Days after the same shall become due, interest on any Loan, or any charge, fee or any other amount or Obligation payable hereunder or pursuant to any other Loan Document; or

9.2        Covenants. Any Loan Party breaches or defaults in the performance of any covenant or Secured Obligation under this Agreement, or any of the other Loan Documents, and (a) with respect to a default under any covenant under this Agreement (other than under the sections specified in Section 9.2(b) below) or any other Loan Document, such default continues for more than 30 days after the earlier of the date on which (i) Agent or Lender has given notice of such default to the Loan Parties and (ii) any Loan Party has actual knowledge of such default or (b) with respect to a default under any of Sections 2.6, 4.3, 7.1, 7.4, 7.5, 7.6, 7.7, 7.8, 7.9, 7.11, 7.12, 7.13, 7.14, 7.15, 7.16, 7.17, 7.18, 7.19, 7.20, 7.22, 7.24, 7.25, 7.26, 7.27, 7.28 or 7.29, the occurrence of such default; or

9.3              Change in Control. A Change in Control shall occur; or

9.4        Representations. Any representation or warranty made by any Loan Party in any Loan Document shall have been false or misleading in any material respect when made or when deemed made and such breach shall continue for more than 30 days after the earlier of the date on which (i) Agent or any Lender has given notice of such default to the Loan Parties and (ii) any Loan Party has actual knowledge of such breach; or

9.5        Insolvency. An Insolvency Event occurs with respect to any Loan Party; or

9.6        Attachments; Judgments. Any material portion of the assets of the Loan Parties, taken as a whole, is attached or seized, or a levy is filed against any such assets, or a judgment or judgments is/are entered for the payment of money (not covered by independent third party insurance as to which liability has not been rejected by such insurance carrier), individually or in the aggregate, of at least $5,000,000, and such judgment remains unsatisfied unvacated, or unstayed for a period of 60 days after the entry thereof, or any Loan Party is enjoined or in any way prevented by court order from conducting any part of its business; or

9.7        Other Obligations. The occurrence of any default (after giving effect to any grace or cure period) (a) under any agreement or obligation of any Loan Party involving any Indebtedness in excess of $5,000,000, which has resulted in a right by the holder of such Indebtedness, whether or not exercised, to accelerate the maturity of such Indebtedness or (b) under the HealthCare Royalty Agreement, any Permitted R&D Financing or any Permitted Royalty Financing, which has resulted in the right by the counterparty thereto, whether or not exercised, to accelerate any payments in respect thereof, or to receive any non-performance payment, non-compliance payments, termination payment or other similar payment (including, without limitation, the “Non-Performance Payment” under and as defined in the HealthCare Royalty Agreement); or

9.8        Expropriation. The authority or ability of the Loan Parties to conduct their business as a whole is wholly or substantially curtailed or limited by any seizure, expropriation, nationalization, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority or other similar Person in relation to the Loan Parties or any of their respective assets;

9.9        Pensions. The UK Pensions Regulator issues a Financial Support Direction or a Contribution Notice is issued to English Loan Party or any Subsidiary which is a company incorporated under the laws of England and Wales, unless the aggregate liability of such English Loan Parties, and such Subsidiaries under all Financial Support Directions and Contributions Notices is less than Five Hundred Thousand Dollars ($500,000); or

9.10    The occurrence of any ERISA Event that would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

SECTION 10. REMEDIES

10.1    General. Upon and during the continuance of any one or more Events of Default, (i) the Required Lenders may, at their option, accelerate and demand payment of all or any part of the Secured Obligations, including any Yield Protection Premium any Exit Fee, any SOFR funding breakage costs in accordance with Section 2.7 and all other fees and amounts owing under the Loan Documents at such time, and declare them to be immediately due and payable (provided, that upon the occurrence of an Event of Default of the type described in Section 9.5, all of the Secured Obligations shall automatically be accelerated and made due and payable, in each case without any further notice or act), (ii) Agent may, at its option, and at the direction of the Required Lenders shall, sign and file in any Loan Party’s name any and all collateral assignments, notices, control agreements, security agreements and other documents it deems necessary or appropriate to perfect or protect the repayment of the Secured Obligations, and in furtherance thereof, each Loan Party hereby grants Agent an irrevocable power of attorney coupled with an interest, and (iii) Agent may, and at the direction of the Required Lenders shall, notify any of any Loan Party’s account debtors to make payment directly to Agent, compromise the amount of any such account on such Loan Party’s behalf and endorse Agent’s name without recourse on any such payment for deposit directly to Agent’s account. Agent may, and at the direction of the Required Lenders shall, exercise all rights and remedies with respect to the Collateral under the Loan Documents or otherwise available to it under the UCC and other applicable law, including the right to release, hold, sell, lease, liquidate, collect, realize upon, or otherwise dispose of all or any part of the Collateral and the right to occupy, utilize, process and commingle the Collateral. The Agent shall be entitled to exercise any and all rights and remedies set forth in the Loan Documents. All Agent’s rights and remedies shall be cumulative and not exclusive.

10.2    Collection; Foreclosure. Upon the occurrence and during the continuance of any Event of Default, the Required Lenders, may, at their option, at any time or from time to time, apply, collect, liquidate, sell in one or more sales, lease or otherwise dispose of, any or all of the Collateral in accordance with applicable law, in its then condition or following any commercially reasonable preparation or processing, in such order as Agent may elect. Any such sale may be made either at public or private sale at its place of business or elsewhere. Each Loan Party agrees that any such public or private sale may occur upon ten (10) calendar days’ prior written notice to such Loan Party. Agent may, and at the direction of the Required Lenders shall, require any Loan Party to assemble the Collateral and make it available to Agent at a place designated by Agent that is reasonably convenient to Agent and such Loan Party. The proceeds of any sale, disposition or other realization upon all or any part of the Collateral shall be applied by Agent in the following order of priorities:

First, to Agent and Lender in an amount sufficient to pay in full Agent’s and Lender’s reasonable costs and professionals’ and advisors’ fees and expenses as described in Section 11.12;

Second, to Lender in an amount equal to the then unpaid amount of the Secured Obligations (including without limitation principal, interest, the default interest rate, fees and disbursements and other charges of counsel payable hereunder, any Yield Protection Premium, any Exit Fees, any SOFR funding breakage costs in accordance with Section 2.7, and all other fees and amounts owing under the Loan Documents at such time), in such order and priority as the Required Lenders may choose in their sole discretion; and

Finally, after the full and final payment in cash of all of the Secured Obligations (other than inchoate indemnity obligations for which no claim has been made), to any creditor holding a junior Lien on the Collateral, or to the Loan Parties or their representatives or as a court of competent jurisdiction may direct.

Agent shall be deemed to have acted reasonably in the custody, preservation and disposition of any of the Collateral if it complies with the obligations of a secured party under the UCC.

10.3    No Waiver. Agent shall be under no obligation to marshal any of the Collateral for the benefit of the Loan Parties or any other Person, and each Loan Party expressly waives all rights, if any, to require Agent to marshal any Collateral.

10.4    Cumulative Remedies. The rights, powers and remedies of Agent hereunder shall be in addition to all rights, powers and remedies given by statute or rule of law and are cumulative. The exercise of any one or more of the rights, powers and remedies provided herein shall not be construed as a waiver of or election of remedies with respect to any other rights, powers and remedies of Agent.

10.5    Insolvency Event Defaults. In case of an Event of Default described in Section 9.5, the principal of the Term Loans then outstanding, together with accrued interest thereon and all fees and other Secured Obligations, including any applicable Yield Protection Premium and the Exit Fee, any SOFR funding breakage costs in accordance with Section 2.7 and all other fees and amounts owing under the Loan Documents at such time, shall automatically become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by each Loan Party.

10.6    Payment of Yield Protection Premium and Exit Fee. Notwithstanding anything in this Agreement to the contrary, the Yield Protection Premium and the Exit Fee shall automatically be due and payable at any time the Secured Obligations become due and payable on or prior to the Term Loan Maturity Date in accordance with the terms hereof as though such Indebtedness was voluntarily prepaid and shall constitute part of the Secured Obligations, whether due to acceleration pursuant to the terms of this Agreement (in which case it shall be due immediately, upon the demand of the Agent or the Required Lenders in accordance with Section 10.1 or automatically in accordance with Section 10.5), by operation of law or otherwise (including, without limitation, on account of any bankruptcy filing), in view of the impracticability and extreme difficulty of ascertaining the actual amount of damages to the Lenders or profits lost by the Lenders as a result of such acceleration, and by mutual agreement of the parties as to a reasonable estimation and calculation of the lost profits or damages of the Lenders as a result thereof. If the Yield Protection Premium or Exit Fee become due and payable pursuant to the preceding sentence, the Yield Protection Premium and Exit Fee, as applicable, shall be deemed to be principal of the Term Loans and interest shall accrue on the full principal amount of the Term Loans (including the Yield Protection Premium and Exit Fee, as applicable) from and after the applicable triggering event. Any Yield Protection Premium or Exit Fee (or, if required, both the Yield Protection Premium and the Exit Fee) payable pursuant to this Agreement shall be presumed to be the liquidated damages sustained by each Lender as the result of the early termination, acceleration or prepayment and each Loan Party agrees that such Yield Protection Premium or Exit Fee is reasonable under the circumstances currently existing. The Yield Protection Premium and the Exit Fee shall also be payable in the event the Secured Obligations (and/or this Agreement) are satisfied or released by foreclosure (whether by power of judicial proceeding), deed in lieu of foreclosure or by any other means. EACH LOAN PARTY HEREBY WAIVES THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE YIELD PROTECTION PREMIUM OR EXIT FEE AND ANY DEFENSE TO PAYMENT, WHETHER SUCH DEFENSE MAY BE BASED IN PUBLIC POLICY, AMBIGUITY, OR OTHERWISE. The Loan Parties, the Agent and the Lenders acknowledge and agree that any Yield Protection Premium and the Exit Fee due and payable in accordance with this Agreement shall not constitute unmatured interest, whether under Section 5.02(b)(3) of the Bankruptcy Code or otherwise. Each Loan Party further acknowledges and agrees, and waives any argument to the contrary, that payment of such amount does not constitute a penalty or an otherwise unenforceable or invalid obligation. Each Loan Party expressly agrees that (i) the Yield Protection Premium and Exit Fee are each reasonable and each is the product of an arm’s-length transaction between sophisticated business people, ably represented by counsel, (ii) the Yield Protection Premium and Exit Fee shall be payable notwithstanding the then prevailing market rates at the time payment is made, (iii) there has been a course of conduct between the Lenders and the Loan Parties giving specific consideration in this transaction for such agreement to pay the Yield Protection Premium and Exit Fee, (iv) the Loan Parties shall be estopped hereafter from claiming differently than as agreed to in this Section 10.6, (v) their agreement to pay the Yield Protection Premium and Exit Fee is a material inducement to the Lenders to make the Term Loans, and (vi) the Yield Protection Premium and Exit Fee represent a good faith, reasonable estimate and calculation of the lost profits, losses or other damages of the Lenders and that it would be impractical and extremely difficult to ascertain the actual amount of damages to the Lenders or profits lost by the Lenders as a result of such event.

SECTION 11. MISCELLANEOUS

11.1    Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under such law, such provision shall be ineffective only to the extent and duration of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

11.2    Notice. Except as otherwise provided herein, any notice, demand, request, consent, approval, declaration, service of process or other communication (including the delivery of Financial Statements) that is required, contemplated, or permitted under the Loan Documents or with respect to the subject matter hereof shall be in writing, and shall be deemed to have been validly served, given, delivered, and received upon the earlier of: (i) the day of transmission by electronic mail or hand delivery or delivery by an overnight express service or overnight mail delivery service; or (ii) the third calendar day after deposit in the United States mails, with proper first class postage prepaid, in each case addressed to the party to be notified as follows:

(a)   If to Agent:

Owl Rock Opportunistic Master Fund I, L.P.

399 Park Avenue, 38th Floor

NY, NY 10022 US

Attn: Matt Southworth/Admin Agent

Email: Matt.Southworth@alterdomus.com; adminagent@blueowl.com with a copy (which shall not constitute notice) to:

Oaktree Capital Management, L.P.

333 S. Grand Avenue, 28th Floor

Los Angeles, CA 90071

United States of America

Attn: Rahul Anand

Email: ranand@oaktreecapital.com

Latham & Watkins LLP

Attention: Haim Zaltzman

505 Montgomery St # 2000

San Francisco, CA 94111

Email: Haim.Zaltzman@lw.com

Telephone: 415-395-8870

(b)   If to a Lender, to its address specified on the signature pages hereto.

(c)   If to any Loan Party:

ADC Therapeutics SA

Attention: Michael Forer

ADC Therapeutics SA

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

Email: legal@adctherapeutics.com; Michael.Forer@adctherapeutics.com with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

Attention: ADC Therapeutics

Email: yasin.keshvargar@davispolk.com; david.li@davispolk.com or to such other address as each party may designate for itself by like notice.

11.3    Entire Agreement; Amendments.

(a)   This Agreement and the other Loan Documents constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and thereof, and supersede and replace in their entirety any prior proposals, term sheets, non-disclosure or confidentiality agreements, letters, negotiations or other documents or agreements, whether written or oral, with respect to the subject matter hereof or thereof. EACH LOAN PARTY ACKNOWLEDGES, REPRESENTS AND WARRANTS THAT IN DECIDING TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS OR IN TAKING OR NOT TAKING ANY ACTION HEREUNDER OR THEREUNDER, IT HAS NOT RELIED, AND WILL NOT RELY, ON ANY STATEMENT, REPRESENTATION, WARRANTY, COVENANT, AGREEMENT OR UNDERSTANDING, WHETHER WRITTEN OR ORAL, OF OR WITH AGENT OR THE LENDERS OTHER THAN THOSE EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS.

(b)   Neither this Agreement, any other Loan Document, nor any terms hereof or thereof may be amended, supplemented or modified except in accordance with the provisions of this Section 11.3(b). The Required Lenders and each Loan Party party to the relevant Loan Document may, or, with the written consent of the Required Lenders, the Agent and the Loan Parties party to the relevant Loan Document may, from time to time, (i) enter into written amendments, supplements or modifications hereto and to the other Loan Documents for the purpose of adding any provisions to this Agreement or the other Loan Documents or changing in any manner the rights of the Lenders or of the Loan Parties hereunder or thereunder or (ii) waive, on such terms and conditions as the Required Lenders or the Agent, as the case may be, may specify in such instrument, any of the requirements of this Agreement or the other Loan Documents or any default or Event of Default and its consequences; provided, however, that no such waiver and no such amendment, supplement or modification shall (A) forgive the principal amount or extend the final scheduled date of maturity of any Loan, extend the scheduled date of any amortization payment in respect of any Term Loan, reduce the stated rate of any interest or fee payable hereunder or extend the scheduled date of any payment thereof, in each case without the written consent of each Lender directly affected thereby; (B) eliminate or reduce the voting rights of any Lender under this Section 11.3(b) without the written consent of such Lender; (C) reduce any percentage specified in the definition of Required Lenders, consent to the assignment or transfer by the Loan Parties of any of their rights and obligations under this Agreement and the other Loan Documents, release all or substantially all of the Collateral or release a Loan Party from its obligations under the Loan Documents, in each case without the written consent of all Lenders; (D) subordinate the Secured Obligations to any other Indebtedness (as defined on the date hereof) or subordinate the Liens securing the Secured Obligations to the Lien of any other Indebtedness (as defined on the date hereof), in each case without the written consent of each Lender or (E) amend, modify or waive any provision of Section 11.18 without the written consent of the Agent. Any such waiver and any such amendment, supplement or modification shall apply equally to each Lender and shall be binding upon the Loan Parties, the Lender, the Agent and all future holders of the Loans.

(c)   In connection with the use or administration of Term SOFR, the Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document. The Agent will promptly notify the Borrower and the Lenders of the effectiveness of any Conforming Changes in connection with the use or administration of Term SOFR.

11.4    No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

11.5    No Waiver. The powers conferred upon Agent and Lender by this Agreement are solely to protect its rights hereunder and under the other Loan Documents and its interest in the Collateral and shall not impose any duty upon Agent or Lender to exercise any such powers. No omission or delay by Agent or Lender at any time to enforce any right or remedy reserved to it, or to require performance of any of the terms, covenants or provisions hereof by the Loan Parties at any time designated, shall be a waiver of any such right or remedy to which Agent or Lender is entitled, nor shall it in any way affect the right of Agent or Lender to enforce such provisions thereafter.

11.6    Survival. All agreements, representations and warranties contained in this Agreement and the other Loan Documents or in any document delivered pursuant hereto or thereto shall be for the benefit of Agent and Lender and shall survive the execution and delivery of this Agreement. Sections 2.7, 2.11, 6.3, 11.12, 11.15 and 11.18 shall survive the termination of this Agreement.

11.7    Successors and Assigns.

(a)   Assignments. The provisions of this Agreement and the other Loan Documents shall inure to the benefit of and be binding on each Loan Party and its permitted assigns (if any). No Loan Party shall assign its obligations under this Agreement or any of the other Loan Documents without the Agent’s and the Lenders’ express prior written consent, and any such attempted assignment shall be void and of no effect. Agent and Lender may assign, transfer or endorse its rights hereunder (including all or a portion of its Term Commitments and/or Term Loans at such time owing to it) and under the other Loan Documents and all of such rights shall inure to the benefit of Agent’s and Lender’s successors and assigns; provided that, as long as no Event of Default has occurred and is continuing: (i) the consent of the Borrower will be required for any such assignment, other than an assignment to Agent, another Lender, or an Affiliate or managed fund or account of any Lender or Agent, or Affiliate of any Lender or Agent; (ii) neither Agent nor any Lender may assign, transfer or endorse its rights hereunder or under the Loan Documents to any party that is a then current direct competitor of any Loan Party (as reasonably determined by Agent at the time of such assignment), it being acknowledged that in all cases, an Affiliate or managed fund or account of any Affiliate of any Lender or Agent shall not be considered a direct competitor for this purpose; and (iii) neither Agent nor any Lender may assign or transfer its rights hereunder or under the Loan Documents to any party that is a not a Swiss Qualifying Bank, if such assignment or transfer would reasonably be expected to violate the 10 Non-Bank Rule, without the prior written consent of the Borrower (not to be unreasonably withheld conditioned or delayed).

(b)               Processing Fee. The parties to each assignment shall execute and deliver to the Agent an Assignment and Acceptance, together with a processing and recordation fee of $3,500; provided that the Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment.

(c)   Register. Agent, acting solely for this purpose as a non-fiduciary agent of the Loan Parties, shall maintain at one of its offices a copy of each sale or assignment of the Lender pursuant to this Section 11.7 and Section 11.14 delivered to it and a register for the recordation of the names and addresses of the Lenders and the Term Commitments of, and principal amounts (and stated interest) of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the Loan Parties, Agent and the Lender shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Loan Parties and any Lender, at any reasonable time and from time to time upon reasonable prior written notice. The identity of each Lender (and in case the

Lender is a Swiss Qualifying Bank the required documentation to prove this qualification) is permitted to be disclosed to the tax authorities of Switzerland by the relevant Swiss Obligor. The parties agree that the foregoing is intended to ensure that the Loans are in “registered form” within the meaning of Section 5f.103-1(c) or Proposed Section 1.163-5(b) of the Treasury Regulations promulgated under the Code and shall be interpreted consistently therewith.

(d)   Assignments to Affiliated Lenders. Notwithstanding anything in this Agreement to the contrary, any Lender may, at any time, assign all or a portion of its Term Loans on a non-pro rata basis to an Affiliated Lender (provided that such Affiliated Lender is a Qualifying Bank or, if it is not a Qualifying Bank, that any such assignment does not violate the 10 Non Bank Rule), subject to the following limitations:

(i)                 In connection with an assignment to a Non-Debt Fund Affiliate, (A) the Non-Debt Fund Affiliate shall have identified itself in writing as an Affiliated Lender to the assigning Lender and the Agent prior to the execution of such assignment and (B) the Non-Debt Fund Affiliate shall be deemed to have represented and warranted to the assigning Lender and the Agent that the requirements set forth in this Section 11.7(d)(i) and Section 11.7(d)(iv) below shall have been satisfied upon consummation of the applicable assignment;

(ii)              Non-Debt Fund Affiliates will not (A) have the right to receive information, reports or other materials provided solely to Lenders by the Agent or any other Lender, except to the extent made available to the Borrower, (B) attend or participate in meetings attended solely by the Lenders and the Agent or (C) access any electronic site established for the Lenders or confidential communications from counsel to or financial advisors of the Agent or the Lenders;

(iii)            (A) for purposes of any consent to any amendment, waiver or modification of, or any action under, and for the purpose of any direction to the Agent or any Lender to undertake any action (or refrain from taking any action) under, this Agreement or any other Loan Document, each Non-Debt Fund Affiliate will be deemed to have consented in the same proportion as the Lenders that are not Non-Debt Fund Affiliates consented to such matter, unless such matter requires the consent of all or all affected Lenders and adversely affects such Non-Debt Fund Affiliate more than other Lenders in any material respect, (B) for purposes of voting on any plan of reorganization or plan of liquidation pursuant to any bankruptcy or insolvency law or other similar law affecting creditors’ rights (a “Bankruptcy Plan”), each Non-Debt Fund Affiliate hereby agrees (x) not to vote on such Bankruptcy Plan, (y) if such Non-Debt Fund Affiliate does vote on such Bankruptcy Plan notwithstanding the restriction in the foregoing clause (x), such vote will be deemed not to be in good faith and shall be “designated” pursuant to Section 1126(e) of the United States Bankruptcy Code (or any similar provision in any other bankruptcy or insolvency law or other similar law affecting creditors’ rights), and such vote shall not be counted in determining whether the applicable class has accepted or rejected such Bankruptcy Plan in accordance with Section

1126(c) of the United States Bankruptcy Code (or any similar provision in any other bankruptcy or insolvency law or other similar law affecting creditors’ rights) and (z) not to contest any request by any party for a determination by a court of competent jurisdiction effectuating the foregoing clause (y), in each case under this clause (B) unless such Bankruptcy Plan adversely affects such Non-Debt Fund Affiliate more than other Lenders in any material respect and (C) each Non-Debt Fund Affiliate hereby irrevocably appoints the Agent (such appointment being coupled with an interest) as such Non-Debt Fund Affiliate’s attorney-in-fact, with full authority in the place and stead of such Non-Debt Fund Affiliate and in the name of such Non-Debt Fund Affiliate (solely in respect of Term Loans held by such Non-Debt Fund Affiliate and not in respect of any other claim or status such Non-Debt Fund Affiliate may otherwise have), from time to time in the Agent’s discretion to take any action and to execute any instrument that the Agent may deem reasonably necessary or appropriate to carry out the provisions of this Section 11.7(d)(iii), including to ensure that any vote of such Non-Debt Fund Affiliate on any Bankruptcy Plan is withdrawn or otherwise not counted;

(iv)             the aggregate principal amount of Term Loans held at any one time by Non-Debt Fund Affiliates may not exceed 20% of the aggregate outstanding principal amount of Term Loans;

(v)               the Affiliated Lender will not be entitled to bring actions against the Agent, in its role as such, or receive advice of counsel or other advisors to the Agent or any Lender or challenge the attorney-client privilege of their respective counsel; and

(vi)             the portion of any Term Loans held by Debt Fund Affiliates in the aggregate in excess of 49.9% of the amount of Term Loans required to be held by Lenders in order for such Lenders to constitute “Required Lenders” shall be disregarded in determining Required Lenders at any time.

Each Affiliated Lender that is a Lender hereunder agrees to comply with the terms of this Section 11.7(d) (notwithstanding that it may be granted access to any electronic site established for the Lenders by the Agent), and each Non-Debt Fund Affiliate agrees that in any subsequent assignment of all or any portion of its Term Loans it shall identify itself in writing to the assignee as an Affiliated Lender prior to the execution of such assignment.

11.8    Participations.

(a)   Any Lender may at any time, without the consent of, or notice to, the Borrower or the Agent, sell participations to any Person (other than a natural person, or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural person, or the Borrower or any of the Borrower’s Affiliates or Subsidiaries) (each, a “Participant”) in all or a portion of such Lender’s rights or obligations under this Agreement (including all or a portion of its Term Commitment and/or Term Loans owing to it at such time); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii)  the Borrower, the Agent and Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. For the avoidance of doubt, each Lender shall be responsible for the indemnity under Section 6.3 with respect to any payments made by such Lender to its Participant(s).

(b)   Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver that affects such Participant. The Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.7 and 2.11 (subject to the requirements and limitations therein, including the requirements under Section 2.11(g) (it being understood that the documentation required under Section 2.11(g) shall be delivered to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 11.7; provided that such Participant shall not be entitled to receive any greater payment under Section 2.7 or 2.11, with respect to any participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan or other obligation is in registered form under Section 5f.103-1(c) or Proposed Section 1.163-5(b) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Agent (in its capacity as Agent) shall have no responsibility for maintaining a Participant Register.

11.9    Governing Law. This Agreement and the other Loan Documents (other than the DEBENTURE, the Swiss Security Documents and such other Loan Documents as expressly state the contrary) and the rights and obligations of the parties hereunder shall be governed by, and construed and enforced in accordance with, the law of the State of New York, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

11.10 Consent to Jurisdiction and Venue. Save to the extent expressly provided for in any Loan Document to the contrary, all judicial proceedings (to the extent that the reference requirement of Section 11.11 is not applicable) arising in or under or related to this Agreement or any of the other Loan Documents may be brought in any state or federal court located in the City of New York, borough of Manhattan (and, in each case, the applicable state and federal appeals courts sitting in the City of New York or, if not available or applicable, the State of New York). By execution and delivery of this Agreement, each party hereto generally and unconditionally: (a) consents to nonexclusive personal jurisdiction in the state and federal courts sitting in the City of New York, borough of Manhattan; (b) waives any objection as to jurisdiction or venue in the state and federal courts sitting in the City of New York, borough of Manhattan; (c) agrees not to assert any defense based on lack of jurisdiction or venue in the aforesaid courts; and (d) irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement or the other Loan Documents. Service of process on any party hereto in any action arising out of or relating to this Agreement shall be effective if given in accordance with the requirements for notice set forth in Section 11.2, and shall be deemed effective and received as set forth in Section 11.2. Nothing herein shall affect the right to serve process in any other manner permitted by law or shall limit the right of either party to bring proceedings in the courts of any other jurisdiction.

11.11 Mutual Waiver of Jury Trial. Because disputes arising in connection with complex financial transactions are most quickly and economically resolved by an experienced and expert Person and the parties wish applicable state and federal laws to apply (rather than arbitration rules), the parties desire that their disputes be resolved by a judge applying such applicable laws. EACH OF THE LOAN PARTIES, AGENT AND LENDER SPECIFICALLY WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY OF ANY CAUSE OF ACTION, CLAIM, CROSS-CLAIM, COUNTERCLAIM, THIRD PARTY CLAIM OR ANY OTHER CLAIM (COLLECTIVELY, “CLAIMS”) ASSERTED BY THE LOAN PARTIES AGAINST AGENT, LENDER OR THEIR RESPECTIVE ASSIGNEE OR BY AGENT, LENDER OR THEIR RESPECTIVE ASSIGNEE AGAINST ANY LOAN PARTY. This waiver extends to all such Claims, including Claims that involve Persons other than Agent, the Loan Parties and Lender; Claims that arise out of or are in any way connected to the relationship among the Loan Parties, Agent and Lender; and any Claims for damages, breach of contract, tort, specific performance, or any equitable or legal relief of any kind, arising out of this Agreement or any other Loan Document.

11.12 Professional Fees. Each Loan Party promises to pay Agent’s and Lender’s reasonable and documented out-of-pocket fees and expenses necessary to finalize the loan documentation, including but not limited to the reasonable and documented fees, expenses, charges and disbursements of a single primary counsel to the Lenders, which will be Latham & Watkins LLP, plus reasonable, documented and out-of-pocket fees and expenses of local counsel in each relevant jurisdiction and intellectual property counsel and any other counsel with the consent of the Borrower (such consent not to be unreasonably withheld, conditioned or delayed), collateral filing fees and searches (including UCC searches) and any notarization fees and other miscellaneous expenses. In addition, each Loan Party promises to pay any and all reasonable and documented out-of-pocket attorneys’ fees and expenses and other professionals’ fees and expenses incurred by Agent and Lender after the Closing Date in connection with or related to: (a) the Loan; (b) the administration, collection, or enforcement of the Loan; (c) the amendment or modification of the Loan Documents; (d) any waiver, consent, release, or termination under the Loan Documents; (e) the protection, preservation, audit, sale, lease, liquidation, or disposition of Collateral or the exercise of remedies with respect to the Collateral; (f) any legal, litigation, administrative, arbitration, or out of court proceeding in connection with or related to the Loan Parties or the Collateral, and any appeal or review thereof; and (g) any bankruptcy, restructuring, reorganization, assignment for the benefit of creditors, workout, foreclosure, or other action related to the Loan Parties, the Collateral, the Loan Documents, including representing Agent or Lender in any adversary proceeding or contested matter commenced or continued by or on behalf of any Loan Party’s estate, and any appeal or review thereof.

11.13 Confidentiality. Agent and Lender acknowledge that certain items of Collateral and information provided to Agent and Lender by the Loan Parties are confidential and proprietary information of the Loan Parties, if and to the extent such information either (x) is marked as confidential by the Loan Parties at the time of disclosure, or (y) should reasonably be understood to be confidential (the “Confidential Information”). Accordingly, Agent and Lender agree that any Confidential Information it may obtain or have obtained in (i) the course of acquiring, administering, or perfecting Agent’s security interest in the Collateral or (ii) the course of diligence and negotiation prior to signing this Agreement, shall not be disclosed to any other Person or entity in any manner whatsoever, in whole or in part, without the prior written consent of the Loan Parties, except that Agent and Lender may disclose any such information: (a) to its own directors, officers, employees, financing sources, co-investors, limited partners, accountants, legal, accounting, tax and other professional advisors and to its Affiliates if Agent or Lender in their sole discretion determines that any such party should have access to such information in connection with such party’s responsibilities in connection with the Loan or this Agreement and, provided that such recipient of such Confidential Information either (i) agrees to be bound by the confidentiality provisions of this paragraph or (ii) is otherwise subject to confidentiality restrictions that reasonably protect against the disclosure of Confidential Information; (b) if such information is generally available to the public; (c) if required or appropriate in any report, statement or testimony submitted to any governmental authority having or claiming to have jurisdiction over Agent or Lender; (d) if required or appropriate in response to any summons or subpoena or in connection with any litigation, to the extent permitted or deemed advisable by Agent’s or Lender’s counsel; (e) to comply with any court order or other legal requirement or law applicable to Agent or Lender; (f) to the extent reasonably necessary in connection with the exercise of any right or remedy under any Loan Document, including Agent’s sale, lease, or other disposition of Collateral after default; (g) to any participant or assignee of Agent or Lender or any prospective participant or assignee; provided, that such participant or assignee or prospective participant or assignee agrees in writing to be bound by this Section prior to disclosure; or (h) otherwise with the prior consent of the Loan Parties; provided, that any disclosure made in violation of this Agreement shall not affect the obligations of the Loan Parties or any of their respective Affiliates. Agent’s and Lender’s obligations under this Section 11.13 shall supersede all of their respective obligations under any non-disclosure agreement or other agreement of confidentiality with the Borrower or any other Loan Party.

11.14 Assignment of Rights. Each Loan Party acknowledges and understands that Agent or Lender may, subject to Section 11.7, sell and assign all or part of its interest hereunder and under the Loan Documents to any Person or entity (an “Assignee”). After such assignment the term “Agent” or “Lender” as used in the Loan Documents shall mean and include such Assignee, and such Assignee shall be vested with all rights, powers and remedies of Agent and Lender hereunder with respect to the interest so assigned; but with respect to any such interest not so transferred, Agent and Lender shall retain all rights, powers and remedies hereby given. No such assignment by Agent or Lender shall relieve any Loan Party of any of its obligations hereunder. Lender agrees that in the event of any transfer by it of the Note(s) (if any), it will endorse thereon a notation as to the portion of the principal of the Note(s), which shall have been paid at the time of such transfer and as to the date to which interest shall have been last paid thereon.

11.15 Revival of Secured Obligations. This Agreement and the Loan Documents shall remain in full force and effect and continue to be effective if any petition is filed by or against any Loan Party for liquidation or reorganization, if any Loan Party becomes insolvent or makes an assignment for the benefit of creditors, if a receiver or trustee is appointed for all or any significant part of any Loan Party’s assets, or if any payment or transfer of Collateral is recovered from Agent or Lender. The Loan Documents and the Secured Obligations and Collateral security shall continue to be effective, or shall be revived or reinstated, as the case may be, if at any time payment and performance of the Secured Obligations or any transfer of Collateral to Agent, or any part thereof is rescinded, avoided or avoidable, reduced in amount, or must otherwise be restored or returned by, or is recovered from, Agent, Lender or by any obligee of the Secured Obligations, whether as a “voidable preference,” “fraudulent conveyance,” or otherwise, all as though such payment, performance, or transfer of Collateral had not been made. In the event that any payment, or any part thereof, is rescinded, reduced, avoided, avoidable, restored, returned, or recovered, the Loan Documents and the Secured Obligations shall be deemed, without any further action or documentation, to have been revived and reinstated except to the extent of the full, final, and indefeasible payment to Agent or Lender in cash.

11.16 Counterparts; Electronic Execution. This Agreement, the other Loan Documents and any amendments, waivers, consents or supplements hereto or thereto may be executed in any number of counterparts, and by different parties hereto in separate counterparts, each of which when so delivered shall be deemed an original, but all of which counterparts shall constitute but one and the same instrument. Delivery of an executed counterpart of a signature page of this Agreement or any other Loan Document by facsimile, portable document format (.pdf) or other electronic transmission will be as effective as delivery of a manually executed counterpart hereof. The words “execution,” “execute”,

“signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Agreement, the other Loan Documents and the transactions contemplated hereby and thereby (including without limitation assignments, assumptions, amendments, waivers and consents) shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formations on electronic platforms approved by Agent, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act and/or any other similar, applicable laws of the jurisdiction of formation, organization or incorporation, as applicable, of any Loan Party.

11.17 No Third Party Beneficiaries. No provisions of the Loan Documents are intended, nor will be interpreted, to provide or create any third-party beneficiary rights or any other rights of any kind in any Person other than Agent, Lender and the Loan Parties unless specifically provided otherwise herein, and, except as otherwise so provided, all provisions of the Loan Documents will be personal and solely among Agent, the Lender and the Loan Parties.

11.18 Agency.

(a)   Each Lender hereby irrevocably appoints Owl Rock Opportunistic Master Fund I, L.P. to act on its behalf as the Agent hereunder and under the other Loan Documents and authorizes the Agent to take such actions on its behalf and to exercise such powers as are delegated to the Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto.

(b)   In relation to any Swiss Security Documents under which security of an accessory nature (akzessorische Sicherheit) is granted (the “Swiss Accessory Security Agreements”), each present and future Lender hereby appoints and authorizes the Agent for the benefit of the Lenders to, with respect to such security of an accessory nature (akzessorische Sicherheit), take all action and exercise all powers and discretion in the name and for the account of such Lender as its direct representative (direkter Stellvertreter), including, without limitation, (i) to sign the relevant Swiss Accessory Security Agreements in its name, (ii) to accept, hold, administer and, if necessary, enforce the security granted under any of the Swiss Accessory Security Agreements, (iii) to agree to and execute in its name and on its behalf amendments, restatements and other alterations of the Swiss Accessory Security Agreements, (iv) to effect any release of the security under, and the termination of, any Swiss Accessory Security Agreements, and (v) to exercise such other rights, powers, authorities and discretions granted to the Agent hereunder or under the relevant Swiss Accessory Security Agreements. In relation to any Swiss Security Documents under which security of an non-accessory nature (nicht-akzessorische Sicherheit) is granted, each present and future Lender hereby appoints and authorizes the Agent for the benefit of the Lenders to, with respect to such security of an non-accessory nature (nicht-akzessorische Sicherheit), take all action and exercise all powers and discretion in the name of the Agent but for the account of such Lender as its indirect representative (indirekter Stellvertreter).

(c)   Lender agrees to indemnify the Agent in its capacity as such (to the extent not reimbursed by the Loan Parties and without limiting the obligation of the Loan Parties to do so), according to its respective Term Commitment percentages (based upon the total outstanding Term Commitments) in effect on the date on which indemnification is sought under this Section 11.18, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever that may at any time be imposed on, incurred by or asserted against the Agent in any way relating to or arising out of, this Agreement, any of the other Loan Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by the Agent under or in connection with any of the foregoing. The agreements in this Section shall survive the payment of the Loans and all other amounts payable hereunder.

(d)   Agent in Its Individual Capacity. The Person serving as the Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Agent and the term “Lender” shall, unless otherwise expressly indicated or unless the context otherwise requires, include each such Person serving as Agent hereunder in its individual capacity.

(e)   Exculpatory Provisions. The Agent shall have no duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, the Agent shall not:

(i)	be subject to any fiduciary or other implied duties, regardless of whether any default or any Event of Default has occurred and is continuing;

(ii)	have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Agent is required to exercise as directed in writing by the Required Lenders, provided that the Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Agent to liability or that is contrary to any Loan Document or applicable law; and

(iii)	except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and the Agent shall not be liable for the failure to disclose, any information relating to the Loan Parties or any of their respective Affiliates that is communicated to or obtained by any Person serving as the Agent or any of its Affiliates in any capacity.

(f)    The Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders or as the Agent shall believe in good faith shall be necessary, under the circumstances or (ii) in the absence of its own gross negligence or willful misconduct.

(g)   The Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any default or Event of Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition set forth in Section 4 or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Agent.

(h)   Reliance by Agent. Agent may rely, and shall be fully protected in acting, or refraining to act, upon, any resolution, statement, certificate, instrument, opinion, report, notice, request, consent, order, bond or other paper or document that it has no reason to believe to be other than genuine and to have been signed or presented by the proper party or parties or, in the case of cables, telecopies and telexes, to have been sent by the proper party or parties. In the absence of its gross negligence or willful misconduct, Agent may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to Agent and conforming to the requirements of this Agreement or any of the other Loan Documents. Agent may consult with counsel, and any opinion or legal advice of such counsel shall be full and complete authorization and protection in respect of any action taken, not taken or suffered by Agent hereunder or under any Loan Documents in accordance therewith. Agent shall have the right at any time to seek instructions concerning the administration of the Collateral from any court of competent jurisdiction. Agent shall not be under any obligation to exercise any of the rights or powers granted to Agent by this Agreement and the other Loan Documents at the request or direction of Lenders unless Agent shall have been provided by Lender with adequate security and indemnity against the costs, expenses and liabilities that may be incurred by it in compliance with such request or direction.

11.19 Publicity. None of the parties hereto nor any of its respective member businesses and Affiliates shall, without the other parties’ prior written consent (which shall not be unreasonably withheld or delayed), publicize or use (a) the other party’s name (including a brief description of the relationship among the parties hereto), logo or hyperlink to such other parties’ web site, separately or together, in written and oral presentations, advertising, promotional and marketing materials, client lists, public relations materials or on its web site (together, the “Publicity Materials”); (b) the names of officers or directors, as applicable, of such other parties in the Publicity Materials; and (c) such other parties’ name, trademarks, servicemarks in any news or press release concerning such party; provided however, notwithstanding anything to the contrary herein, no such consent shall be required (i) to the extent necessary to comply with the requests of any regulators, legal requirements or laws applicable to such party, pursuant to any listing agreement with any national securities exchange (so long as such party provides prior notice to the other party hereto to the extent reasonably practicable) and (ii) to comply with Section 11.13. Notwithstanding anything to the contrary herein, the Agent and any Lender may, at its own expense, place promotional materials on the Internet or World Wide Web in the form of a “tombstone” or otherwise describing the name and logo of the Borrower and its Subsidiaries (or any of them), and the amount, type and Closing Date of the transactions contemplated hereby. In addition, the Agent and any Lender may disclose the existence of this Agreement and the other Loan Documents and customarily disclosed information about this Agreement and the other Loan Documents to market data collectors, similar service providers to the lending industry, and service providers to the Agent or such Lender, as applicable.

11.20 Service of Process. The Borrower, ADC UK, and each other Loan Party that is organized or incorporated outside of the United States shall appoint C T Corporation System, located at 111 Eighth Avenue, New York, NY 10011, or other agent reasonably acceptable to the Agent, as its agent for the purpose of receiving and forwarding service of any process in the United States.

11.21 Multiple Loan Parties.

(a)   Loan Party’s Agent. Each Loan Party hereby irrevocably appoints the Borrower as its agent, attorney-in-fact and legal representative for all purposes, including requesting disbursement of the Term Loan and receiving account statements and other notices and communications to Loan Party (or any of them) from the Agent or any Lender. The Agent may rely, and shall be fully protected in relying, on any request for the Term Loan, disbursement instruction, report, information or any other notice or communication made or given by the Borrower, whether in its own name or on behalf of one or more of the other Loan Parties, and the Agent shall not have any obligation to make any inquiry or request any confirmation from or on behalf of any other Loan Party as to the binding effect on it of any such request, instruction, report, information, other notice or communication, nor shall the joint and several character of the Loan Parties’ obligations hereunder or any other Loan Document be affected thereby.

(b)   Waivers. Each Loan Party hereby waives: (i) any right to require the Agent to institute suit against, or to exhaust its rights and remedies against, any other Loan Party or any other person, or to proceed against any property of any kind which secures all or any part of the Secured Obligations, or to exercise any right of offset or other right with respect to any reserves, credits or deposit accounts held by or maintained with the Agent or any Indebtedness of the Agent or any Lender to any other Loan Party, or to exercise any other right or power, or pursue any other remedy the Agent or any Lender may have; (ii) any defense arising by reason of any disability or other defense of any other Loan Party or any endorser, co-maker or other person, or by reason of the cessation from any cause whatsoever of any liability of any other Loan Party or any endorser, co-maker or other person, with respect to all or any part of the Secured Obligations, or by reason of any act or omission of the Agent or others which directly or indirectly results in the discharge or release of any other Loan Party or any other person or any Secured Obligations or any security therefor, whether by operation of law or otherwise; (iii) any defense arising by reason of any failure of the Agent to obtain, perfect, maintain or keep in force any Lien on, any property of any Loan Party or any other person; (iv) any defense based upon or arising out of any bankruptcy, insolvency, reorganization, administration, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against any other Loan Party or any endorser, co-maker or other person, including without limitation any discharge of, or bar against collecting, any of the Secured Obligations (including without limitation any interest thereon), in or as a result of any such proceeding. Until all of the Secured Obligations have been paid, performed, and discharged in full, nothing shall discharge or satisfy the liability of any Loan Party hereunder except the full performance and payment of all of the Secured Obligations. If any claim is ever made upon the Agent for repayment or recovery of any amount or amounts received by the Agent in payment of or on account of any of the Secured Obligations, because of any claim that any such payment constituted a preferential transfer or fraudulent conveyance, or for any other reason whatsoever, and the Agent repays all or part of said amount by reason of any judgment, decree or order of any court or administrative body having jurisdiction over the Agent or any of its property, or by reason of any settlement or compromise of any such claim effected by the Agent with any such claimant (including without limitation the any other Loan Party), then and in any such event, each Loan Party agrees that any such judgment, decree, order, settlement and compromise shall be binding upon such Loan Party, notwithstanding any revocation or release of this Agreement or the cancellation of any note or other instrument evidencing any of the Secured Obligations, or any release of any of the Secured Obligations, and each Loan Party shall be and remain liable to the Agent and the Lenders under this Agreement for the amount so repaid or recovered, to the same extent as if such amount had never originally been received by the Agent or any Lender, and the provisions of this sentence shall survive, and continue in effect, notwithstanding any revocation or release of this Agreement. Each Loan Party hereby expressly and unconditionally waives all rights of subrogation, reimbursement and indemnity of every kind against any other Loan Party, and all rights of recourse to any assets or property of any other Loan Party, and all rights to any collateral or security held for the payment and performance of any Secured Obligations, including (but not limited to) any of the foregoing rights which any Loan Party may have under any present or future document or agreement with any other Loan Party or other person, and including (but not limited to) any of the foregoing rights which any Loan Party may have under any equitable doctrine of subrogation, implied contract, or unjust enrichment, or any other equitable or legal doctrine.

(c)   Consents. Each Loan Party hereby consents and agrees that, without notice to or by any Loan Party and without affecting or impairing in any way the obligations or liability of any Loan Party hereunder, the Agent may, from time to time before or after revocation of this Agreement, do any one or more of the following in its sole discretion: (i) accept partial payments of, compromise or settle, renew, extend the time for the payment, discharge, or performance of, refuse to enforce, and release all or any parties to, any or all of the Secured Obligations; (ii) grant any other indulgence to any Loan Party or any other Person in respect of any or all of the Secured Obligations or any other matter; (iii) accept, release, waive, surrender, enforce, exchange, modify, impair, or extend the time for the performance, discharge, or payment of, any and all property of any kind securing any or all of the Secured Obligations or any guaranty of any or all of the Secured Obligations, or on which the Agent at any time may have a Lien, or refuse to enforce its rights or make any compromise or settlement or agreement therefor in respect of any or all of such property; (iv) substitute or add, or take any action or omit to take any action which results in the release of, any one or more other Loan Parties or any endorsers of all or any part of the Secured Obligations, including, without limitation one or more parties to this Agreement, regardless of any destruction or impairment of any right of contribution or other right of any Loan Party; (v) apply any sums received from any other Loan Party, any guarantor, endorser, or co-signer, or from the disposition of any Collateral or security, to any Indebtedness whatsoever owing from such Person or secured by such Collateral or security, in such manner and order as Agent determines in its sole discretion, and regardless of whether such Indebtedness is part of the Secured Obligations, is secured, or is due and payable. Each Loan Party consents and agrees that the Agent shall be under no obligation to marshal any assets in favor of any Loan Party, or against or in payment of any or all of the Secured Obligations. Each Loan Party further consents and agrees that the Agent shall have no duties or responsibilities whatsoever with respect to any property securing any or all of the Secured Obligations. Without limiting the generality of the foregoing, the Agent shall have no obligation to monitor, verify, audit, examine, or obtain or maintain any insurance with respect to, any property securing any or all of the Secured Obligations.

(d)   Independent Liability. Each Loan Party hereby agrees that one or more successive or concurrent actions may be brought hereon against such Loan Party, in the same action in which any other Loan Party may be sued or in separate actions, as often as deemed advisable by Agent. Each Loan Party is fully aware of the financial condition of each other Loan Party and is executing and delivering this Agreement based solely upon its own independent investigation of all matters pertinent hereto, and such Loan Party is not relying in any manner upon any representation or statement of the Agent or any Lender with respect thereto. Each Loan Party represents and warrants that it is in a position to obtain, and each Loan Party hereby assumes full responsibility for obtaining, any additional information concerning any other Loan Party’s financial condition and any other matter pertinent hereto as such Loan Party may desire, and such Loan Party is not relying upon or expecting the Agent to furnish to it any information now or hereafter in the Agent’s possession concerning the same or any other matter.

(e)   Subordination.  All Indebtedness of a Loan Party or any Subsidiary of a Loan Party now or hereafter arising held by another Loan Party or Subsidiary of a Loan Party is subordinated to such Secured Obligations and the Loan Party holding the Indebtedness shall take all actions reasonably requested by the Required Lenders to effect, to enforce and to give notice of such subordination and to dispose of any such Indebtedness if the Agent is enforcing over shares in the capital of a Loan Party or any Subsidiary or holding company of a Loan Party, or if the Indebtedness is held by a Subsidiary of a Loan Party, such Loan Party shall take all actions reasonably requested by the Required Lenders to cause the Subsidiary to effect, to enforce and to give notice of such subordination and to permit the Agent to dispose of any such Indebtedness if the Agent is enforcing over shares in the capital of a Loan Party or any Subsidiary or holding company of a Loan Party.

11.22 Swiss Limitation. Notwithstanding anything to the contrary in this Agreement and the other Loan Documents, the obligations of any Swiss Obligor (other than the Borrower) and the rights of Agent and Lender under this Agreement and the other Loan Documents are subject to the following limitations:

(a)   If and to the extent a guarantee or security interest granted or any other obligations assumed by a Swiss Obligor (other than the Borrower) under this Agreement (including the guaranty provided under Section 12) and the other Loan Documents (including any joint liability, indemnity, restrictions of rights of set-off or subrogation or duties to subordinate or waive claims) guarantees, provides economic benefits in respect of, or secures, obligations of its (direct or indirect) parent company (upstream security) or its sister companies (cross-stream security) (the “Upstream or Cross-Stream Secured Obligations”) and if and to the extent using the proceeds from the enforcement of such guarantee, security interest or other obligation to discharge the Upstream or Cross-Stream Secured Obligations would constitute a repayment of capital (Einlagerückgewähr/Kapitalrückzahlung), a violation of the legally protected reserves (gesetzlich geschützte Reserven) or the payment of a (constructive) dividend (Gewinnausschüttung) under Swiss corporate law, the proceeds from the enforcement of such guarantee, security interest or other obligation to be used to discharge the Upstream or Cross-Stream Secured Obligations shall be limited to the maximum amount of that Swiss Obligor’s freely disposable shareholder or quotaholder equity at the time of enforcement (the “Maximum Amount”); provided that such limitation is required under the applicable law at that time; provided, further, that such limitation shall not free the respective Swiss Obligor from its obligations in excess of the Maximum Amount, but merely postpone the performance date of those obligations until such time or times as performance is again permitted under then applicable law. This Maximum Amount of freely disposable shareholder or quotaholder equity shall be determined in accordance with Swiss law and applicable Swiss accounting principles, and, if and to the extent required by applicable Swiss law, shall be confirmed by the auditors of the respective Swiss Obligor on the basis of an interim audited balance sheet as of that time.

(b)   In respect of Upstream or Cross-Stream Secured Obligations, the relevant Swiss Obligor shall, as concerns the payment under any guarantee or indemnity or the application of any proceeds resulting from the enforcement of the security interest granted or any other obligations assumed under this Agreement and the other Loan Documents, if and to the extent required by applicable law in force at the relevant time:

(i)                 use its commercially reasonable best efforts to procure that such enforcement proceeds can be used to discharge Upstream or Cross-Stream Secured Obligations without deduction of Swiss Withholding Tax by discharging the liability to such tax by notification pursuant to applicable law rather than payment of the tax;

(ii)              if the notification procedure pursuant to sub-paragraph (i) above does not apply and subject to paragraph (c) below, deduct the Swiss Withholding Tax at such rate (currently thirty-five percent (35%) at the date of this Agreement)

as is in force from time to time from any such enforcement proceeds used to discharge Upstream or Cross-Stream Secured Obligations, and pay, without delay, any such taxes deducted to the Swiss Federal Tax Administration;

(iii)            notify the Agent that such notification or, as the case may be, deduction has been made, and provide the Agent with evidence that such a notification of the Swiss Federal Tax Administration has been made or, as the case may be, such taxes deducted have been paid to the Swiss Federal Tax Administration; and

(iv)             in the case of a deduction of Swiss Withholding Tax, use its reasonable efforts to ensure that any person, which is entitled to a full or partial refund of the Swiss Withholding Tax deducted from such enforcement proceeds, will, as soon as possible after such deduction,

1.	request a refund of the Swiss Withholding Tax under applicable law (including tax treaties), and

2.	pay to the Agent upon receipt any amount so refunded.

(c)               If a Swiss Obligor is required to deduct Swiss Withholding Tax pursuant to paragraph (b)(ii) above at the time the Agent is enforcing security interests granted by the Swiss Obligor, the Agent shall deduct from the proceeds received from the enforcement of such security interests the Swiss Withholding Tax at such rate (35% at the date of this Agreement) as is in force from time to time and shall pay without delay, any such taxes deducted to, in its sole discretion, (i) either the Swiss Federal Tax Administration or (ii) the Swiss Obligor (in order for the Swiss Obligor to pay the taxes to the Swiss Federal Tax Administration itself).

(d)   The relevant Swiss Obligor shall promptly take and promptly cause to be taken any action, including the following:

(i)                 the passing of any shareholders’ or quotaholders’ resolutions, as may be the case, to approve the use of the enforcement proceeds, which may be required as a matter of Swiss mandatory law in force at the time of the enforcement of the security interest in order to allow a prompt use of the enforcement proceeds;

(ii)              preparation of up-to-date audited balance sheet of such Swiss Obligor;

(iii)            confirmation of the auditors of such Swiss Obligor that the relevant amount represents the Maximum Amount;

(iv)             conversion of restricted reserves into profits and reserves freely available for the distribution as dividends (to the extent permitted by mandatory Swiss law);

(v)               revaluation of hidden reserves (to the extent permitted by mandatory Swiss law);

(vi)             to the extent permitted by applicable law, Swiss accounting standards, write-up or realize any of its assets that are shown in its balance sheet with a book value that is significantly lower than the market value of the assets, in case of realization, however, only if such assets are not necessary for such Swiss Obligor’s business (nicht betriebsnotwendig); and

(vii)          all such other measures necessary to allow such Swiss Obligor to use enforcement proceeds as agreed hereunder with a minimum of limitations.

11.23      Erroneous Payments.

(a)               If the Agent notifies a Lender, or any Person who has received funds on behalf of a Lender (any such Lender or other recipient, a “Payment Recipient”), that the Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding clause (b)) that any funds received by such Payment Recipient from the Agent or any of its Affiliates were erroneously transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender or other Payment Recipient on its behalf) (any such funds, whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and demands the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Agent and shall be segregated by the Payment Recipient and held in trust for the benefit of the Agent, and such Lender shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two Business Days thereafter, return to the Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Agent in same day funds at the greater of the Federal Funds Rate and a rate determined by the Agent in accordance with banking industry rules on interbank compensation from time to time in effect. A notice of the Agent to any Payment Recipient under this clause (i) shall be conclusive, absent manifest error.

(b)               Without limiting immediately preceding clause (a), each Lender, or any Person who has received funds on behalf of a Lender, hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Agent (or any of its Affiliates), or (z) that such Lender or other such recipient otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part) in each case: (i) (A) in the case of immediately preceding clauses (x) or (y), an error shall be presumed to have been made (absent written confirmation from the Agent to the contrary) or (B) an error has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and (ii) such Lender shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one Business Day of its knowledge of such error) notify the Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Agent pursuant to this Section 12.11(b)(ii).

(c)               Each Lender hereby authorizes the Agent to set off, net and apply any and all amounts at any time owing to such Lender under any Loan Document, or otherwise payable or distributable by the Agent to such Lender from any source, against any amount due to the Agent under immediately preceding clause (a) or under the indemnification provisions of this Agreement.

(d)               In the event that an Erroneous Payment (or portion thereof) is not recovered by the Agent for any reason, after demand therefor by the Agent in accordance with immediately preceding clause (a), from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Agent’s notice to such Lender at any time, (i) such Lender shall be deemed to have assigned its Term Loans (but not its Term Commitments) with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Loans”) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Agent may specify) (such assignment of the Term Loans (but not Term Commitments) of the Erroneous Payment Impacted Loans, the “Erroneous Payment Deficiency Assignment”) at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Agent in such instance), and is hereby (together with the Borrower) deemed to execute and deliver an assignment with respect to such Erroneous Payment Deficiency Assignment, and such Lender shall deliver any Term Notes evidencing such Term Loans to the Borrower or the Agent, (ii) the Agent as the assignee Lender shall be deemed to acquire the Erroneous Payment Deficiency Assignment, (iii) upon such deemed acquisition, the Agent as the assignee Lender shall become a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its applicable Term Commitments which shall survive as to such assigning Lender and (iv) the Agent may reflect in the Register its ownership interest in the Term Loans subject to the Erroneous Payment Deficiency Assignment. The Agent may, in its discretion, sell any Term Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Term Loan (or portion thereof), and the Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the commitments of any Lender and such commitments shall remain available in accordance with the terms of this Agreement. In addition, each party hereto agrees that, except to the extent that the Agent has sold a Term Loan (or portion thereof) acquired pursuant to an Erroneous Payment Deficiency Assignment, and irrespective of whether the Agent may be equitably subrogated, the Agent shall be contractually subrogated to all the rights and interests of the applicable Lender under the Loan Documents with respect to each Erroneous Payment Return Deficiency (the “Erroneous Payment Subrogation Rights”).

(e)               The parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Secured Obligations owed by the Borrower or any other Loan Party, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Agent from the Borrower or any other Loan Party for the purpose of making such Erroneous Payment.

(f)                To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Agent for the return of any Erroneous Payment received, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine.

(g)               Each party’s obligations, agreements and waivers under this Section 12.11 shall survive the resignation or replacement of the Agent, any transfer of rights or obligations by, or the replacement of, a Lender, the termination of the Term Commitments and/or the repayment, satisfaction or discharge of all Secured Obligations (or any portion thereof) under any Loan Document.

11.24 Release of Liens and Guarantees. Any Subsidiary of the Borrower shall automatically be released from its obligations under the Loan Documents, and all Liens created by the Loan Documents in Collateral owned by such Subsidiary (if applicable) shall be automatically released, upon the consummation of any transaction permitted by this Agreement and the other Loan Documents as a result of which such Subsidiary ceases to be a Subsidiary or such Subsidiary becomes an Excluded Subsidiary. In the event that the Company or any Subsidiary disposes of all or any portion of any of the Equity Interests, assets or other property owned by the Borrower or such Subsidiary in a transaction permitted by this Agreement and the other Loan Documents, any Liens granted with respect to such Equity Interests, assets or other property pursuant to any Loan Document shall automatically and immediately terminate and be released. In addition, at such time as the Secured Obligations (other than contingent obligations for which no claim has been asserted) have been indefeasibly paid in full in cash (and all Term Commitments of the Lenders hereunder have been terminated), the Collateral shall be automatically released from the Liens created by the Security Documents and all guarantees and other Secured Obligations (other than those expressly stated to survive such termination) of each Loan Party hereunder and under each other Loan Document shall automatically terminate, all without delivery of any instrument or performance of any act by any party, and all rights to the Collateral shall automatically revert to the Loan Parties. The Agent shall promptly take such action and execute any such documents as may be reasonably requested by the Borrower and at the Borrower’s expense to evidence any such termination and release described in this Section 11.24. In addition, the Agent agrees to take such actions as are reasonably requested by the Borrower and at the Borrowers’ expense to evidence (in the public record or otherwise) the automatic termination of the Liens and security interests created by the Loan Documents when all the Secured Obligations (other than contingent obligations for which no claim has been asserted) have been indefeasibly paid in full in cash and all Term Commitments terminated.

SECTION 12. GUARANTY.

12.1    Guaranty. Each Loan Party hereby agrees that such Loan Party is jointly and severally liable for, and hereby absolutely and unconditionally guarantees to the Agent and the Lenders and their respective successors and assigns, the full and prompt payment (whether at stated maturity, by acceleration or otherwise) and performance of, all Secured Obligations owed or hereafter owing to the Agent and the Lenders by each other Loan Party. Each Loan Party agrees that its guaranty obligation hereunder is a continuing guaranty of payment and performance and not of collection, and that its obligations under this Section 12 shall be absolute and unconditional, irrespective of, and unaffected by:

(a)               the genuineness, validity, regularity, enforceability or any future amendment of, or change in, this Agreement, any other Loan Document or any other agreement, document or instrument to which any Loan Party is or may become a party;

(b)               the absence of any action to enforce this Agreement (including this Section 12) or any other Loan Document or the waiver or consent by the Agent and the Lenders with respect to any of the provisions thereof;

(c)               the existence, value or condition of, or failure to perfect its Lien against, any security for the Secured Obligations or any action, or the absence of any action, by the Agent and the Lenders in respect thereof (including the release of any such security);

(d)               the insolvency of any Loan Party; or

(e)               any other action or circumstances which might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor;

it being agreed by each Loan Party that its obligations under this Section 12 shall not be discharged until the full and final payment in cash of all of the Secured Obligations (other than inchoate indemnity obligations for which no claim has been made). Each Loan Party shall be regarded, and shall be in the same position, as principal debtor with respect to the Secured Obligations guaranteed hereunder.

12.2    Waivers by the Loan Parties. Each Loan Party expressly waives all rights it may have now or in the future under any statute, or at common law, or pursuant to any other laws or in equity, or otherwise, to compel the Agent or the Lenders to marshal assets or to proceed in respect of the Secured Obligations guaranteed hereunder against any other Loan Party, any other party or against any security for the payment and performance of the Secured Obligations before proceeding against, or as a condition to proceeding against, such Loan Party. It is agreed among each Loan Party, the Agent and the Lenders that the foregoing waivers are of the essence of the transaction contemplated by this Agreement and the other Loan Documents and that, but for the provisions of this Section 12 and such waivers, the Agent and the Lenders would decline to enter into this Agreement.

12.3    Benefit of Guaranty. Each Loan Party agrees that the provisions of this Section 12 are for the benefit of the Agent and the Lenders and their respective successors, transferees, endorsees and assigns, and nothing herein contained shall impair, as between Borrower, on the one hand, and the Agent and the Lenders, on the other hand, the obligations of such other Loan Party under the Loan Documents.

12.4    Subordination of Subrogation, Etc. Notwithstanding anything to the contrary in this Agreement or in any other Loan Document, and except as set forth in Section 12.7, each Loan Party hereby expressly and irrevocably subordinates to the prior payment in full, in cash, of the Secured Obligations (other than contingent indemnity obligations for which no claim is outstanding) any and all rights pursuant to any laws or in equity to subrogation, reimbursement, exoneration, contribution, indemnification or set off and any and all defenses available to a surety, guarantor or accommodation co-obligor until the full and final payment in cash of all of the Secured Obligations (other than inchoate indemnity obligations for which no claim has been made). Each Loan Party acknowledges and agrees that this subordination is intended to benefit the Agent and the Lenders and shall not limit or otherwise affect such Loan Party’s liability hereunder or the enforceability of this Section 12, and that the Agent, the Lenders and their respective successors and assigns are intended third party beneficiaries of the waivers and agreements set forth in this Section 12.4.

12.5    Election of Remedies. If the Agent or any Lender may, under applicable law, proceed to realize its benefits under any of the Loan Documents giving the Agent or such Lender a Lien upon any Collateral, whether owned by any Loan Party or by any other Person, either by judicial foreclosure or by non-judicial sale or enforcement, the Agent or any Lender may, at its sole option, determine which of its remedies or rights it may pursue without affecting any of its rights and remedies under this Section 12. If, in the exercise of any of its rights and remedies, the Agent or any Lender shall forfeit any of its rights or remedies, including its right to enter a deficiency judgment against any Loan Party or any other Person, whether because of any applicable laws pertaining to “election of remedies” or the like, each

Loan Party hereby consents to such action by the Agent or such Lender and waives any claim based upon such action, even if such action by the Agent or such Lender shall result in a full or partial loss of any rights of subrogation which each Loan Party might otherwise have had but for such action by the Agent or such Lender. Any election of remedies which results in the denial or impairment of the right of the Agent or any Lender to seek a deficiency judgment against any Loan Party shall not impair any other Loan Party’s obligation to pay the full amount of the Secured Obligations. In the event the Agent or any Lender shall bid at any foreclosure or trustee’s sale or at any private sale permitted by law or the Loan Documents, the Agent (either directly or through one or more acquisition vehicles) or such Lender may offset the Secured Obligations against the purchase price of such bid in lieu of accepting cash or other non-cash consideration in connection with such sale or other disposition. The amount of the successful bid at any such sale, whether the Agent, any Lender or any other party is the successful bidder, shall be conclusively deemed to be the fair and reasonably equivalent value of the Collateral and the difference between such bid amount and the remaining balance of the Secured Obligations shall be conclusively deemed to be the amount of the Secured Obligations guaranteed under this Section 12, notwithstanding that any present or future law or court decision or ruling may have the effect of reducing the amount of any deficiency claim to which the Agent or any Lender might otherwise be entitled but for such bidding at any such sale.

12.6    Limitation. Notwithstanding any provision herein contained to the contrary, the liability of each Loan Party (other than the Borrower) under this Section 12 (which liability is in any event in addition to amounts for which such Loan Party is primarily liable under Section 2) shall be limited to an amount not to exceed as of any date of determination the greater of:

(a)               the net amount of all Loans (plus all other Secured Obligations owing in connection therewith) advanced to any other Loan Party under this Agreement and then re-loaned or otherwise transferred to, or for the benefit of, such Loan Party; and

(b)               the amount which could be claimed by the Agent and the Lenders from such Loan Party under this Section 12 without rendering such claim voidable or avoidable under Section 548 of Chapter 11 of the United States Bankruptcy Code, as amended, or under any applicable state Uniform Fraudulent Transfer Act, Uniform Fraudulent Conveyance Act or similar statute or common law after taking into account, among other things, such Loan Party’s right of contribution and indemnification from each other Loan Party under Section 12.7.

The provisions of this Section 12.6 shall be implemented automatically without the need for any amendment, modification, termination or waiver of any provision of this Agreement or any other Loan Document.

12.7    UK Limitation. The guaranty contained in this Section 12 does not apply to any liability to the extent that it would result in this guaranty constituting unlawful financial assistance within the meaning of sections 678 or 679 of the Companies Act 2006.

12.8    Contribution with Respect to Guaranty Obligations.

(a)               To the extent that any Loan Party shall make a payment under this Section 12 of all or any of the Secured Obligations (other than Loans made to that Loan Party for which it is primarily liable) (a “Guarantor Payment”) which, taking into account all other Guarantor Payments then previously or concurrently made by any other Loan Party, exceeds the amount which such Loan Party would otherwise have paid if each Loan Party had paid the aggregate Secured Obligations satisfied by such Guarantor Payment in the same proportion that such Loan Party’s “Allocable Amount” (as defined below) (as determined immediately prior to such Guarantor Payment) bore to the aggregate Allocable Amounts of each of the Loan Parties as determined immediately prior to the making of such Guarantor Payment, then, following the occurrence of the full and final payment in cash of all of the Secured Obligations (other than inchoate indemnity obligations for which no claim has been made), such Loan Party shall be entitled to receive contribution and indemnification payments from, and be reimbursed by, each other Loan Party for the amount of such excess, pro rata based upon their respective Allocable Amounts in effect immediately prior to such Guarantor Payment.

(b)               As of any date of determination, the “Allocable Amount” of any Loan Parties shall be equal to the maximum amount of the claim which could then be recovered from such Loan Parties under this Section 12 without rendering such claim voidable or avoidable under Section 548 of Chapter 11 of the United States Bankruptcy Code, as amended or under any applicable state Uniform Fraudulent Transfer Act, Uniform Fraudulent Conveyance Act or similar statute or common law.

(c)               This Section 12.7 is intended only to define the relative rights of Loan Parties and nothing set forth in this Section 12.7 is intended to or shall impair the obligations of Loan Parties, jointly and severally, to pay any amounts as and when the same shall become due and payable in accordance with the terms of this Agreement, including Section 12.1. Nothing contained in this Section 12.7 shall limit the liability of any Loan Party to pay the Loans made directly or indirectly to that Loan Party and accrued interest, fees, expenses and all other Secured Obligations with respect thereto for which such Loan Party shall be primarily liable.

(d)               The parties hereto acknowledge that the rights of contribution and indemnification hereunder shall constitute assets of the Loan Party to which such contribution and indemnification is owing.

(e)               The rights of the indemnifying Loan Parties against other Loan Parties under this Section 12.7 shall be exercisable upon and after the full and final payment in cash of all of the Secured Obligations (other than inchoate indemnity obligations for which no claim has been made).

12.9    Liability Cumulative. The liability of Loan Parties under this Section 12 is in addition to and shall be cumulative with all liabilities of each Loan Party to the Agent and the Lenders under this Agreement and the other Loan Documents to which such Loan Party is a party or in respect of any Secured Obligations or obligation of any other Loan Party, without any limitation as to amount, unless the instrument or agreement evidencing or creating such other liability specifically provides to the contrary.

12.10 Contractual Recognition of Bail-In. Notwithstanding any other term of any Loan Document or any other agreement, arrangement or understanding between parties, each party hereto acknowledges and accepts that any liability of any party to any other party under or in connection with the Loan Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)   any Bail-In Action in relation to any such liability, including (without limitation):

(i)                 a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability

(ii)              a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii)            a cancellation of any such liability; and

(b)   a variation of any term of any Loan Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

(SIGNATURES TO FOLLOW)

IN WITNESS WHEREOF, Loan Parties, Agent and the Lenders have duly executed and delivered this Loan Agreement and Guaranty as of the day and year first above written.

BORROWER:

ADC Therapeutics SA

By: /s/ Ameet Mallik
Name: Ameet Mallik
Title: Chief Executive Officer

GUARANTORS:

ADC Therapeutics (UK) Limited

By: /s/ Michael Forer
Name: Michael Forer
Title: Director

ADC Therapeutics AMERICA, INC.

By: /s/ Ameet Mallik
Name: Ameet Mallik
Title: President and Chairman of the Board

[Signature Page to Loan Agreement and Guaranty]

AGENT:

Owl Rock Opportunistic Master Fund I, L.P. By: Owl Rock Opportunistic GP, LLC, its General Partner
By: /s/ Meenal Mehta
Name: Meenal Mehta
Title: Authorized Signatory

LENDERS:

OR opportunistic dl (c), l.p. By: OR Opportunistic DL (C) GP, LLC, its General Partner By: Owl Rock Capital Group LLC, its Sole Member

By: /s/ Meenal Mehta
Name: Meenal Mehta
Title: Authorized Signatory

OWL ROCK OPPORTUNISTIC MASTER FUND II, L.P.

   By: Owl Rock Opportunistic GP, LLC

   its General Partner

By: /s/ Meenal Mehta

Name: Meenal Mehta

Title: Authorized Signatory

OAKTREE LSL HOLDINGS EURRC S.À R.L., a private limited liability company (société à responsabilité limitée) governed by the laws of the Grand Duchy of Luxembourg, having its registered office at 26A, boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés, Luxembourg) under number B263341

By: /s/ Martin Eckel

Name: Martin Eckel

Title: Manager

[Signature Page to Loan Agreement and Guaranty]

OAKTREE SPECIALTY LENDING CORPORATION

By: Oaktree Fund Advisors, LLC

Its: Investment Adviser

By: /s/ Jessica Dombroff

Name: Jessica Dombroff

Title: Vice President

By: /s/ Maria Attaar

Name: Maria Attaar

Title: Vice President

OAKTREE AZ STRATEGIC LENDING FUND, L.P.

By: Oaktree AZ Strategic Lending Fund GP, L.P.

Its: General Partner

By: Oaktree Fund GP IIA, LLC

Its: General Partner

By: Oaktree Fund GP II, L.P.

Its: Managing Member

By: /s/ Jessica Dombroff

Name: Jessica Dombroff

Title: Authorized Signatory

By: /s/ Maria Attaar

Name: Maria Attaar

Title: Authorized Signatory

OAKTREE STRATEGIC CREDIT

FUND

By: Oaktree Fund Advisors, LLC

Its: Investment Advisor

By: /s/ Jessica Dombroff

Name: Jessica Dombroff

Title: Vice President

By: /s/ Maria Attaar

Name: Maria Attaar

Title: Vice President

OAKTREE DIVERSIFIED INCOME FUND, INC.

By: Oaktree Fund Advisors, LLC

Its: Investment Adviser

[Signature Page to Loan Agreement and Guaranty]

By: /s/ Jessica Dombroff

Name: Jessica Dombroff

Title: Vice President

By: /s/ Maria Attaar

Name: Maria Attaar

Title: Vice President

OAKTREE LOAN ACQUISITION FUND, L.P.

By: Oaktree Fund GP IIA, LLC

Its: General Partner

By: Oaktree Fund GP II, L.P.

Its: Managing Member

By: /s/ Jessica Dombroff

Name: Jessica Dombroff

Title: Vice President

By: /s/ Maria Attaar

Name: Maria Attaar

Title: Vice President

[Signature Page to Loan Agreement and Guaranty]

TABLE OF EXHIBITS AND SCHEDULES

Exhibit A: Advance Request; Attachment to Advance Request

Exhibit B: Secured Term Promissory Note

Exhibit C: Form of Solvency Certificate

Exhibit D: Form of Warrant

Exhibit E: Compliance Certificate

Exhibit F: Joinder Agreement

Exhibit G: Form of Assignment and Acceptance

Exhibit H: Agreed Security Principles

Schedule 1.1 Commitments

[Exhibits and schedules to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any document so furnished.]